# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



01074942

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS Croeselaan 18, Utrecht
The Netherlands

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 5010 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

**INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:**

| | | | | |
|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | 2 |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | |

*OICF/BY:* EBS

*DATE* : 12/19/01

ANNUAL REPORT

1999


Rabobank







Rabobank Group

# CONTENTS

## Introduction



## Report of the Executive Board



## Report of the Supervisory Board



## Annual figures for 1999



## Other information



This is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.


Summary of the next subject


Example (does not form part of the annual report for filing purposes)


Reference to the Internet (does not form part of the annual report for filing purposes)



## EXCERPT FROM THE MISSION STATEMENT

The Rabobank Group:

"The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world."

"In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients."

Core Purpose

point of departure and primary goal the best interests of our customers.

financial services considered best and most appropriate

continuity

commitment to our clients and their concerns and issues



More about our mission?
Go to: www.rabobankgroup.com/results

# FROM THE CHAIRMEN



In many respects, 1999 was the start of the new century for Rabobank Group. Many measures were taken during the year that will define the future quality of our services and the character of our organisation.

The revitalisation of the co-operative philosophy decided upon in 1998 gained momentum in 1999. More than 400 of the local Rabobanks altered their articles of association to enable a formal change in their status from closed credit co-operatives to open co-operatives. In principle, all clients may now become members. The next step will be a major campaign at the end of 2000 to attract new members and further strengthen the ties with them and our loyal clients. Our ambition is to double the number of members to one million in the next few years.

The financial services market is changing rapidly and radically, with the euro and new technology setting the pace. In this turbulent environment, Rabobank Group is guided by its co-operative mission. Important decisions were accordingly taken in 1999 on the European strategy and the distribution policy.

To realise the strategic framework formulated in 1999, Rabobank Group wishes to work with like-minded partners in Europe. Our ambition is to combine our home markets so that we can serve each other's clients and to link up our competence centres so that we generate knowledge and cost benefits. A European alliance of co-operative financial service providers will combine the best of two worlds: local commitment and a European presence.

In 1999 we found a strategic alliance partner in DG Bank of Germany. Together, we are now forging a European group of co-operative financial services providers. The first step will be to transfer DG Bank's and Rabobank's international activities to a joint corporate and investment bank. In other areas, too, joint ventures are being considered. The alliance is emphatically open to other European co-operative partners.

The rapid development of Internet banking and e-commerce calls for a reconsideration of the distribution policy and substantial investments. Rabobank Group is in the vanguard of these developments, leading the way wherever possible. The client's interests always come first. We regard Internet service as complementary to our finely-meshed network of local Rabobanks, which are known for their personal service and local commitment.

Several programmes were initiated in 1999 to enhance efficiency and effectiveness. The international banking strategy was reappraised. The standard of the securities services was raised. Co-ordination of the internal control systems was improved. Cost savings and greater effectiveness will remain high on the agenda in the coming years.

Following his appointment as Chairman of the Netherlands Social and Economic Council, Herman Wijffels stood down as Chairman of the Executive Board of Rabobank Nederland on 15 March 1999. Under his stewardship, the Rabobank grew into a broad-based group of financial service providers and realised substantial growth. We owe Herman Wijffels a considerable debt of gratitude for his input and vision. On 1 May 1999, Paul Burghouts retired from the Executive Board of Rabobank Nederland. We are most grateful to him for his human approach and dedication to his work over a period of almost 25 years.

At the beginning of 2000, Henk Visser retired from the Executive Board of Rabobank Nederland. We are also grateful to him for the dedication and personal commitment he showed over nearly three decades. A word of thanks and appreciation is also due to all the staff of Rabobank Group, who went to great and exceptional lengths in their efforts on the way to the year 2000.

Rabobank Group actively welcomes the opinions of its members, clients and staff and of the society of which it is a part. It can only do so by showing unambiguously where it stands. Transparency is the key word. We wish to achieve transparency in this annual report by presenting not only detailed financial statements but also reports in clear and objective terms on the measured satisfaction of our clients and staff.



H.N.J. Smits,
Chairman of the Executive Board
of Rabobank Nederland



W. Meijer,
Chairman of the Board of Directors
of Rabobank Nederland



# KEY DATA

## In 1999, Rabobank Group revised its strategic policy framework, significant features being the multidomestic concept and further expansion of its range of services.

◦ In order to form a European co-operative network, Rabobank Group and DG Bank decided to join forces in a strategic alliance. The first concrete steps will be taken in the fields of investment and corporate banking.

◦ With the acquisition of Tokai Financial Services by De Lage Landen, Rabobank expanded its service package. This will enable it to offer professional financing solutions to international producers and distributors of copying machines and medical equipment.

◦ In 1999, Interpolis entered into a joint venture agreement with Van Spaendonck Group for pension administration and asset management purposes.

◦ A business unit has been formed within Rabobank Group to develop and co-ordinate the Bank's employment benefit schemes.

◦ In 1999, Rabobank investigated the possibilities of introducing a Collective Labour Agreement for its own staff. Following this, agreements were made with the trade unions concerning the scope and underlying conditions for such a Collective Labour Agreement. The efforts are aimed at having a Collective Labour Agreement for all staff of the local Rabobanks, Rabobank Nederland, De Lage Landen and Rabofacet with effect from June 2000.

◦ Rabobank Group raised Tier I capital in 1999 in the form of financing preference shares to a total of € 650 million.

### Expectations for 2000 profit

**Barring unforeseen circumstances, Rabobank expects an increase in net profit for 2000 in excess of the 9% rise in 1999.**


(in EUR billions)
Private sector lending
200
150
100
50
0
1995
1996
1997
1998
1999


(in EUR billions)
Funds entrusted
150
120
90
60
30
0
1995
1996
1997
1998
1999


(in EUR billions)
Assets managed
125
100
75
50
25
0
1995
1996
1997
1998
1999


(in EUR billions)
Premium income, insurance
3,0
2,0
1,0
0,0
1995
1996
1997
1998
1999


(in EUR billions)
Reserves
12
10
8
6
4
2
0
1995
1996
1997
1998
1999


(in EUR millions)
Net profit
1.250
1.000
750
500
250
0
1995
1996
1997
1998
1999

# FIVE YEARS IN FIGURES

| | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|
| **Volume of services** (in EUR millions) | | | | | |
| Total assets | **281,218** | 249,718 | 194,222 | 152,068 | 133,192 |
| Private sector lending [1] | **160,597** | 133,899 | 117,569 | 99,717 | 86,115 |
| Funds entrusted | **127,527** | 114,826 | 98,307 | 79,854 | 74,139 |
| Assets managed | **113,300** | 89,200 | 59,200 | 16,400 | 12,000 |
| Premium income, insurance | **2,867** | 2,485 | 2,168 | 1,656 | 1,542 |
| **Financial position and solvency** (in EUR millions) | | | | | |
| Reserves | **11,867** | 10,381 | 9,708 | 8,791 | 7,938 |
| Tier I capital | **13,007** | 11,817 | 11,113 | 10,280 | 9,427 |
| Tier I + Tier II capital | **13,650** | 12,660 | 11,947 | 10,973 | 10,026 |
| Total risk-weighted assets | **129,801** | 114,445 | 107,163 | 96,095 | 82,976 |
| Tier I ratio [2] | **10.0** | 10.3 | 10.4 | 10.6 | 9.5 |
| BIS ratio | **10.5** | 11.1 | 11.1 | 11.3 | 12.0 |
| **Profit and loss account** (in EUR millions) | | | | | |
| - Interest | **4,465** | 3,781 | 3,542 | 3,212 | 2,899 |
| - Commission and other income | **2,356** | 2,051 | 1,738 | 1,163 | 1,007 |
| Total income | **6,821** | 5,832 | 5,280 | 4,375 | 3,906 |
| Operating expenses | **4,841** | 4,099 | 3,730 | 2,921 | 2,583 |
| Value adjustments to receivables | **350** | 340 | 254 | 381 | 381 |
| Addition to the Fund for general banking risks | **100** | | | | |
| Operating profit before taxation | **1,530** | 1,393 | 1,296 | 1,073 | 942 |
| Taxation on operating profit | **423** | 401 | 395 | 320 | 288 |
| Third-party interests | **87** | 56 | 36 | 12 | 6 |
| Net profit | **1,020** | 936 | 865 | 741 | 648 |
| **Ratios** | | | | | |
| Return on equity | **9.8%** | 9.6% | 9.8% | 9.3% | 8.8% |
| Income/operating expenses ratio | **1.41** | 1.42 | 1.42 | 1.50 | 1.51 |
| **Other data** (numbers of) | | | | | |
| Member Banks | **424** | 445 | 481 | 510 | 547 |
| Offices: | | | | | |
| - branches | **1,795** | 1,797 | 1,823 | 1,854 | 1,879 |
| - agencies | **610** | 629 | 654 | 723 | 743 |
| Cash dispensing machines | **2,546** | 2,430 | 2,268 | 2,056 | 1,873 |
| Foreign offices | **147** | 150 | 112 | 87 | 77 |
| Employees: | | | | | |
| - total number | **53,147** | 49,465 | 44,667 | 40,275 | 37,437 |
| - full-time equivalents | **48,224** | 45,310 | 40,927 | 36,828 | 34,019 |
| Members (x 1,000) | **560** | 565 | 575 | 585 | 595 |

1)
In compliance with the requirement to disclose provisions for general risks (VAR), this hidden reserve was transformed into an open fund for general banking risks (FAR) as of 1 January 1997 and appears as a separate item on the liability side of the balance sheet. Up to and including the 1996 financial year, this hidden reserve was deducted from lending on the asset side of the balance sheet. This change in accounting policy accordingly led to an increase in the balance sheet total. Comparative figures for year-end 1996 have been restated accordingly.

2)
Includes the open fund for general banking risks (FAR) as from 1997. The comparative figure for year-end 1996 has been restated.

**General:**
The figures relating to group entities will not always correspond with Rabobank Group totals due to consolidation effects.

# Rabobank Group is a broad-based financial services provider founded on co-operative principles. The members of the group work together closely to offer clients the services and products they require and the best possible price/quality ratio.

**International branches**
**The locations of the international branches are shown on the map of the world on page 80-81.**

Rabobank Group is a broad-based financial services provider founded on co-operative principles. The organisation is made up of 424 independent local Rabobanks. Together they form the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and assists them with their services.

The group has specialised businesses engaged in asset management, insurance, leasing, private banking, equity participations and corporate and investment banking (see chart). These subsidiary companies provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly on the other. Rabobank International is both an international merchant bank specialising in the food and agricultural sectors and the bankers' bank for the group.

### Competence centres

Rabobank Group is actively responding to the growing demand from business clients and private individuals for a balanced package of financial services and products for payments, loans, savings, insurance, investments and credit. Specialised service providers within Rabobank Group work closely together and form a network of competence centres.

### Strong market position

More than half the population of the Netherlands buy one or more products from Rabobank Group. In the Netherlands, Rabobank Group provides nearly all the financial products and services required by over seven million business clients and private individuals. All group members work on the principle of delivering customer value. In the Netherlands, Rabobank is the market leader for virtually all financial services.

Of all mortgage loans in the Netherlands, 22% are granted by Rabobank Group. About 40% of all private savings are entrusted to Rabobank Group, as is about 38% of the capital held in investment funds. The bank executes one third of all payment transactions in the Netherlands.

Nearly 40% of all businesses with fewer than ten employees bank with Rabobank Group. Of the businesses with between 10 and 99 employees, 34% do so, and of those with 100 or more employees about 11%. In the agricultural sector, the birthplace of the organisation, Rabobank accounts for more than 87% of all bank lending operations.

In mid-1999 Rabobank Group ranked 32nd on the world list of banks when measured by total assets and 19th when measured by Tier I capital. The Rabobank Group has been granted the highest credit rating by all major rating agencies.

### International network

To serve our clients in the international market, Rabobank Group has 147 branches in 38 countries outside the Netherlands.

7 million clients
including 560,000 members

424 co-operative Rabobanks
local Rabobanks
with in total 1,795 branch offices

[illegible]obank Nederla[illegible]
Member Banks
support to local Rabobanks
Rabobank Corporate Clients

Rabofacet
information and communication
technology, support services

[illegible]ther group units
Rabo Vastgoed
Rabobank Nederland Securities Services
and other units

Interpolis
insurance
pensions

Schretlen & Co
private banking

Rabobank Nederland
Coöperatieve Centrale
Raiffeisen-Boerenleenbank BA

De Lage Landen
leasing, trade finance
vendor finance

[illegible]obeco Group
including Weiss, Peck & Greer
asset management
investment funds

[illegible]de Investm[illegible]
Management
participations in
venture capital

[illegible]national Pr[illegible]
Banking & Trust
including Rabo Robeco Bank
investment management

[illegible]obank Internatio[illegible]
including Rabo Securities
corporate and investment bank


More about Rabobank Group?
Go to: www.rabobankgroup.com/results



## LINES FROM 1999 TO THE FUTURE

Rabobank Group was very active in all areas of the financial services market in 1999. High priority was also given to improving financial performance. At the dawn of the 21st century, the strategic decision was taken to establish a European network of financial services providers.

In several respects 1999 was the prelude to a new millennium for Rabobank Group. Changes occurred and were introduced that had a strong impact on many areas of the organisation. Of particular note were the revitalisation of the co-operative philosophy at the local Rabobanks, the cost saving programmes, the reorientation of Rabobank International and the proposed alliance with DG Bank.

### Co-operative revitalisation

In April 1998 the General Meeting decided to transform Rabobank into an open co-operative. Virtually all 424 local Rabobanks worked on the revitalisation in 1999, in part by altering their articles of association. By the end of 1999, more than 400 banks had resolved to alter their articles. The remainder will do so in 2000, some after completion of ongoing merger processes.

### More dedicated members

The next step in the co-operative revitalisation is to attract more clients to the local banks. A considerable number of banks introduced a membership policy in 1999 in order to increase the number and dedication of their members. All local Rabobanks will have membership programmes in 2000. Involving clients more closely in the banks' policies will add an extra dimension to the relationship with loyal clients.

### Priority for cost control

Rabobank Group can look back on several years of healthy growth in all areas of the financial services market. At many levels, the organisation has been structured to meet the sharp increase in client demands.

The primary goal of generating customer value will be realised in part by paying additional attention to cost control and the redesign of business processes. To improve the ratio of income to expenses, a policy was introduced in 1999 that will generate cost savings of 20% in three years' time. The chosen measures are the adaptation, restructuring and, in a handful of cases, termination of activities.

### Efficiency and effectiveness of local banks

The high level of activity has led to a significant increase in the number of staff at the local Rabobanks and the support units within

Rabobank Nederland. Further analysis has shown that additional cost savings are possible through co-operation at a supra-local level, particularly with regard to personnel and administrative support.

This means: relatively fewer people behind the scenes and more advisers in direct contact with clients. Improvements to administrative processes and more effective office design should also create savings that enable advisers to spend more time with their clients.

**Reduction of group staff units and services**

An analysis of the group staff units and services of Rabobank Nederland found that a 20% saving could be made in the 1,200-plus positions in the coming years. Moreover, the earlier choice for greater local management will require a transfer of some staff positions within the group.

**Restructuring Rabobank International**

Rabobank International had to contend with a number of setbacks during the year. Income was satisfactory but costs rose sharply. In London and Utrecht, in particular, expenditure was therefore reduced. To improve the balance between expenses and income, efficiency measures have been implemented to locate a number of activities to where the expertise is available and where clients can be better served. This relocation between Utrecht, Amsterdam and London has improved the cost base.

A team from Rabobank International also carried out a strategic evaluation in 1999. It was made up of staff from several branches, disciplines, levels and fields of expertise. They held extensive talks with clients and market specialists, resulting in a reconfirmation of Rabobank International's policy principles, namely a focus on the worldwide food and agricultural sectors and a selective approach to other clients. The need to offer clients investment banking products was also reaffirmed. The strict introduction of this strategy was accompanied by efficiency measures that have laid a healthy foundation for the further growth of Rabobank International.

**Sale of Nedship Bank**

It was decided in December 1999 to sell the ship financier Nedship Bank to Deutsche VerkehrsBank AG. The transfer will be effected in the second quarter of 2000. International ship financing is not one of Rabobank Group's core activities and realises only limited synergy with other group members. Nedship Bank's € 230 million loan portfolio to inland shippers is not included in the transaction and will be transferred to Rabobank Nederland. In close consultation with a number of local Rabobanks, an inland shipping centre will be established in the Rotterdam region to work on product development in co-operation with Interpolis (insurance), De Lage Landen (leasing) and Robeco (asset management).



"We gain leverage through focus - particularly within food and agribusinesses - which enables us to serve clients more effectively and creatively."



### Main financial goals

The cost control programmes and the sharper customer focus will enable Rabobank Group to achieve its main financial goals within the next few years. The goals are:

- a tier I ratio of 10.0;
- a return on equity of 10%;
- an income/operating expenses ratio of 1.6.

### Synergy and coherence

Synergy and the coherence between the various group members were clear priorities for the year. To better express the strength and diversity of the group - both internally and externally - the collective name for the network of local Rabobanks, Rabobank Nederland and its specialised financial operations was changed in the middle of the year from Rabobank organisation to Rabobank Group. Within this group, the specialised financial businesses will act primarily as product and service suppliers for the local Rabobanks and their clients. They will also serve their own clients at home and abroad.

### Co-operation in competence centres

Group subsidiary companies work together as competence centres to prevent fragmentation of their specialised know-how. The Robeco Group is the asset management centre, De Lage Landen the leasing centre, Schretlen & Co the private asset management centre and Interpolis the insurance centre. To enhance synergy within the group it was decided in 1999 to expand the competence centres. Specialists from various group units will accordingly join forces to provide clients with the services and products they require.

### Co-operation between local Rabobanks

Synergy can also be stimulated by stepping up co-operation between the Rabobanks, for example by combining their sector expertise and advisory strengths for agricultural clients. The banks have been working together in regional mid-market teams to advise medium-sized and large enterprises for several years. By having the critical mass to combine several disciplines under one roof, such teams can serve clients faster and better.

### Employment benefits

Leadership in the employment benefits market is one of Rabobank Group's prime objectives. The local banks act as advisers and distributors, contracting services and products from internal and external suppliers and partners with whom there is a strategic alliance. The services are organised into three clusters:

- loss of income and health care
- pensions and savings
- employee schemes

To advise and serve clients with regard to employee and employer schemes, a co-ordinating 'Employment Benefits' unit was established at Interpolis during the year. It works closely with the asset manager Robeco, the leasing company De Lage Landen and the support units of Rabobank Nederland, which organise product distribution through the local banks.

### Pension management

In 1999 Interpolis sowed the seeds for a new business by establishing a joint venture with the Van Spaendonck Groep, also located in Tilburg. The venture provides pension services to pension funds and employers. The total portfolio comprises 285,000 pension members and has a capital of € 8.2 billion. Of the capital, € 5.9 billion has been transferred to the Robeco Group. Rabobank Group thus has a specialised pension management centre. Participation by other parties is welcome. The first example of this is the transfer of Beon's pension management activities to the joint venture in 2000.





### Rapid growth of electronic services

The use of the telephone and the Internet for payments, savings and investments continues to grow spectacularly among both private individuals and business clients. More than 42% of investment orders are now placed with the local banks by means of these media. The move towards the electronic channel is even faster in the case of payment instructions, with nearly 50% now being effected electronically. To keep pace with these rapidly changing client preferences, the distribution policy was reviewed in 1999. Clients have a growing need for high quality advice but also for the convenience of simple transactions, 24-hour service and low costs.

### Modern distribution concept

Rabobank Group puts clients first and meets their changing demands by means of an appropriate distribution concept. It will therefore apply the latest technology to combine its core activity of personal, advisory banking with 24-hour availability of information and transactions. Today's full-service branch network will be developed into a finely-meshed network of advisory branches and service points. Subject to local requirements and staff and client safety, other types of office will be considered, such as branches in shops or mobile branches.

Rabobank is and will remain the personal advisory bank, however. The direct channels on which it relies will be continuously improved and expanded. In 1999, for example, Rabobank decided to become the first bank in the Netherlands to offer its service 'on the Internet by GSM telephone'. The further development of direct channels will be based on accessibility, security and hyper-modern technology.

### Internet of critical importance

Electronic sales channels are replacing direct contact between client and bank, especially for standard products. Clients have quickly become accustomed to credit cards, PIN codes, telebanking and, albeit with some hesitation, electronic purses. Since they will increasingly contact their bank through the Internet, this virtual channel must be personalised and designed so that clients retain their feeling for Rabobank. The pivotal role of technology in the distribution policy is also evident in Rabobank Group's development of e-commerce activities.

### Successful issue of financing preference shares

Rabobank Group issued so-called financing preference shares in 1999 to strengthen its Tier I capital and maintain capital adequacy at the high level required to guarantee the group's continuity. There was a great deal of interest both at home and abroad in the subscription. A total of € 650 million was issued in financing preference shares to both Rabobank clients and third parties.

Rabobank Group can include the financing preference shares in its Tier I capital. The bank pays a relatively favourable rate of interest on them of 7% per annum. The premium is a reward for the risk of interest payments being suspended for any year in which Rabobank Group does not make a profit. The financing preference shares have an indefinite life and are listed on the stock market.

### Three Rabobank Group core documents

Co-operation between the staff and the group members requires a clear understanding of the group mission, code of conduct and strategy. Documents on each of these aspects were completed in 1999 and discussed by the Central Members' Council. These three documents are the starting point for Rabobank Group's strategy.

### Mission statement

The mission statement describes the nature and the shared goals and values of the organisation. Rabobank has made clear choices for customer value, broad financial services and care for nature and the environment. It is open to the opinions of those it serves.

### Code of conduct

Rabobank Group has had a code of conduct for many years, setting out the standards that it imposes on itself. The code was revised in 1999 in the light of developments within the group and interbank agreements. The code of conduct builds on the mission statement. It is a document that has to be observed in actual practice. Staff must be able to hold each other accountable by reference to it.

The mission

**The full mission statement of Rabobank Group is included on page 79.**

### Strategic framework

The strategic framework for Rabobank Group was adopted in the autumn of 1999 after extensive discussion within the organisation. It outlines the contours for Rabobank Group in the year 2005. The objective is to provide the local Rabobanks with access to the expertise available at a European level. The group will strengthen its position in the European market by working with co-operative partners, which will allow it to do justice to its goal of maximising customer value.



More about the core documents?
Go to: www.rabobankgroup.com/results



"In 1999 the Bank's Internet site, www.rabobank.nl, was visited 14 million times, with over 80,000 visitors a day at peak times. According to market research bureau Multiscope, this puts the site in the top 20 of most visited sites in the Netherlands. Use of facilities on the site is also increasing rapidly. The number of Rabobank's customers that invested, made payments and saved over the Internet doubled in 1999. In brief, the Internet is a fully grown distribution channel for Rabobank, and one that we cannot do without any more.

As well as being on the Internet, Rabobank entered the field of Mobile Commerce in 1999. People are already using the facility to load their pre-paid GSM phones via Rabobank some 80,000 times a month. In November 1999, Rabobank was the first to open a site based on GSM WAP. Customers with a mobile phone that supports this new standard can surf over their phone to Rabobank.

In 2000, Rabobank will add more customer features to its Internet site. Apart from this, it will continue to exploit the new channels, like mobile telephony."



# The combination of local co-operative strength and international expertise is at the heart of Rabobank Group's strategy. Co-operation with European partners will create a financial network in which the local banks serve each other's clients.

To continue providing the services and products that clients want, Rabobank Group aims to form part of a European network. To this end, Rabobank will work with other co-operative partners in Europe.

The co-operation is intended to lead to workable agreements on mutual client services and joint ventures specialising in, for example, corporate and investment banking, leasing, asset management, international private banking and international funds transfers.

**European Co-operation**

Rabobank Group wants to link up its home market to those of comparable organisations in other European countries. Its European strategy is founded on the local banks, including those of the European partners, remaining at the heart of the organisation. Agreements will be made whereby the local branches of the partner banks serve each other's business and private clients throughout Europe.

**The multidomestic concept**

The strategic framework adopted in 1999 introduced the multidomestic concept, in which Rabobank Group and its European partners will draw on their strengths in their own home markets to provide each other's clients with seamless cross-border services. A second pillar of this strategy is the combination of the partners' specialised activities in a variety of areas so that they can benefit from the volume, know-how and expertise of Europe-wide competence centres.

Rabobank Group will focus its European initiative on the most important countries for its business and private clients. It will seek partners whose main objective is customer value and whose strength is derived from putting the client first. They must also have a strong position among small and medium-sized enterprises and private clients in their home markets. Preference is given to co-operatives.

**Size of the European co-operative banks**

The combined size of the European co-operative banks is approximately:

- 37 million members
- 100 million clients
- 5,000 local banks
- 50,000 branches
- 500,000 employees
- € 2,000 billion in total assets
- € 1,000 billion loan portfolio

European partners

**These figures relate to the 'Groupement Européen des Banques Coopératives'**

### Alliance with DG Bank

In October 1999 Rabobank Group and DG Bank (Deutsche Genossenschaftsbank AG, Frankfurt am Main) announced they would join forces in a strategic alliance. DG Bank is the central banking institution for more than 2,200 local co-operative banks that together serve around 30 million clients through 18,000 branches.

The first step in the alliance is to merge the two partners' corporate and investment banking operations. The long-term goal is to create a European financial group that is based on a network of co-operative financial service providers. The alliance is emphatically open to other co-operative banks in Europe and will offer every opportunity to create more joint ventures for other financial services, such as asset management and private banking.

### Italian candidate partner

In December 1999, Rabobank Group, DG Bank of Germany and the Italian banking group Credito Cooperativo signed a letter of intent. The three parties agreed to study how Credito Cooperativo could join the alliance between Rabobank Group and DG Bank. Concrete agreements are planned for the first half of 2000. It was also agreed that Robeco, Rabobank Group's asset manager, would assist the Italian co-operative Iccrea Holding, in part through the provision of Robeco products.



More about international co-operation?
Go to: www.rabobankgroup.com/results



"For De Lage Landen Financial Services, ownership by De Lage Landen, backed by the strength of Rabobank, is opening new business opportunities for us, here and in Europe. In the first quarter, we put together two major commercial wins based on De Lage Landen's relationship with Rabobank.

We were selected by Beckman Coulter, a leading manufacturer of diagnostic and blood testing instruments and reagents and key customer of Rabobank International's Healthcare Life Sciences Group, as the provider of a totally private label financing program. The annual yield is expected to be more than USD100 million.

We also arranged and syndicated a USD 22.5 million lease deal for AGCO Corporation of Atlanta, Georgia, a global manufacturer and distributor of agricultural equipment and a joint venture partner of De Lage Landen.

Without a doubt, Rabobank is opening doors for us. And with its international reputation and capabilities, we expect the bank to continue to play a major role in development of future business."



 CUSTOMER VALUE

Rabobank Group's primary goal is to create customer value. Customer value is the value a customer attaches to the services provided by the group. This value is reflected in satisfaction, loyalty, the intensity of the relationship and market shares. In 1999, three 'compasses' were introduced to enable the group to steer the right course.

To determine how customer value can best be highlighted, new measuring instruments were developed in 1999. Rabobank Group does not account for its activities solely in financial terms.

### Measurements of customer value

'Customer value' is the value that the client attaches to the services of Rabobank. Customer value is reflected in the satisfaction, loyalty and the extent to which clients recommend Rabobank to others. Other important indicators of customer value are the number of services used by a client, the intensity of the relationship and the market share.

### Compasses for local Rabobanks

To achieve our main goal of creating customer value, not only was an instrument to measure customer value developed in 1999 but so were two measurement methods to gauge the main preconditions for customer value: staff dedication and financial stability.

This provides three 'compasses' to guide the managers and staff of the local Rabobanks and Rabobank Nederland when setting priorities and policy:

- Customer value;
- Staff value;
- Financial stability.

Targets will be formulated every year for each of these three compasses. Account will always be taken of such factors as awareness of the requirements of individual clients, community involvement, the continuous pursuit of efficiency and effectiveness, mature labour relations and coaching leadership. It will be clear that considerable efforts and management skills will be necessary to strike and keep the right balance between the often apparently contradictory interests in the co-operative.

**Compasses**
**In 1999, three 'compasses' were introduced at the Rabobank Group to steer the right course between customer value, staff value and financial stability.**

### Customer value

The customer value goals for 2002 are:

- Half of the adult buyers of financial services in the Netherlands to have a relationship with Rabobank;
- The number of clients buying three or more products from the bank to rise to 60%;
- Client loyalty to increase by 20%;
- The number of members of the local banks to double to 20% of the number of clients.

### Staff value

The staff value goal is a further increase in staff loyalty. It will be measured annually by means of the so-called Popia test. Staff satisfaction was indexed at 100 in 1999. The goal for 2002 is 120.

### Financial stability

The financial stability goal for the local Rabobanks is to achieve the required capital adequacy, profitability and banking productivity.

### Complaints management

A good complaints procedure is another means to increase customer value. By being open to the opinions of its clients, Rabobank Group can realise its mission of offering them the best possible financial services. The first priority, of course, must be prevention of complaints but good complaints management is a fundamental requirement. There are two aspects to complaints management: firstly every complaint should be dealt with carefully and, secondly, the information gained from each complaint must be used to improve the match between service standards and client demands.





"Mistakes can occur everywhere, and financial services do not form an exception. An incorrect transfer is unfortunate, but it happens. You should not forget, though, that such errors are usually put right quickly and without a fuss by staff at the local Rabobank concerned.

We only get involved if the customer and the bank cannot resolve the issue themselves. When a complaint reaches us, there is often an emotional aspect as well as a financial one. We deal with both extremely carefully, as the most important thing of all is at stake: the bank's relationship with the customer. We take the interest of the customer into account and those of the local Rabobank.

There is always a great temptation to give in to a complaint, especially to avoid unfavourable publicity. However, the loudest complainers are not always in the right. We have to be careful about setting a precedent, which can happen all too quickly. That would be unfair to other customers. All in all, not a job for the faint-hearted.

We aim to be fair and objective to arrive at an acceptable solution for both parties. That does not always work out however. A complaint about investment advice that turned out badly, although entirely sound when it was given, cannot be accepted. You can explain this over and over, but if large amounts are involved it is sometimes hard for the customer to stomach. On the other hand, the local Rabobank sometimes has difficulty in admitting it has made a mistake. That is when we can help matters along by giving them a nudge in the right direction."

### Complaints procedures

Clients need to know the procedure for making a complaint. In accordance with interbank agreements, the Rabobank applies the following procedures:

- In the first instance a client can contact the local Rabobank, either in person or by letter addressed to the manager. This usually leads to a satisfactory solution.
- If the client is not satisfied with the solution offered by the bank, the complaint can be put to the central Complaints Service of Rabobank Nederland. The Complaints Service will reconsider the issue and try to find a satisfactory solution in consultation with the local bank. Private clients may also put their complaints to an external dispute or complaints organisation, such as the Disputes Committee for the Banking Industry.

### Information on the complaints procedure

In 1999 the local banks informed their clients of the various complaints procedures, in part by means of a brochure available from the branches. The number of complaints made to the central Complaints Service accordingly increased in 1999 to 1,437 (1998: 991). Although the number of complaints has to be reduced, Rabobank Group appreciates the effort taken by clients in making their less favourable experiences known. It will attempt to resolve the problems and take measures where necessary to prevent their re-occurrence.



More about the complaints procedure?
Go to: www.rabobankgroup.com/results

### Breakdown of complaints in 1999

Rabobank Nederland's Complaints Service recorded the following complaints in 1999:

| Nature of complaint | proportion |
|---|---|
| funds transfers | 47 % |
| general *(negligence, discourtesy, policy)* | 19 % |
| mortgage | 9 % |
| securities | 8 % |
| loans | 5 % |
| cancelling accounts/calling security | 5 % |
| insurance | 3 % |
| savings | 3 % |
| other | 1 % |
| Total | 100 % |

Nearly half the complaints related to funds transfers. This is due to the enormous volume of this core activity, the centralised clearing operations and the diversity of transactions. Funds can be transferred domestically, internationally, by means of cash dispensing machines and POS terminals, telebanking, Rabophone, cards, cheques, direct debits, et cetera.

### Lessons learned from complaints

To further streamline the complaints procedure, a project will be launched in 2000 to increase client satisfaction by making better use of the lessons learnt from complaints.



# MEMBERSHIP POLICY

At the end of the 20th century nearly all the local banks of Rabobank Group had converted themselves into open co-operatives. The next step is to double the number of members to more than one million. Programmes were set up in 1999 to bring the banks and their clients even closer together.

Following the alteration of nearly all the 424 local Rabobanks' articles of association, initiatives were taken in 1999 to revitalise the co-operative philosophy. They included the establishment of a member value programme and actions to inform members of the significance and benefits of membership.

The General Assembly of Rabobank Nederland formally resolved on 2 April 1998 that Rabobank would adhere to its co-operative principles but modernise them for today's markets. The compulsory membership of corporate borrowers and the members' maximum liability of *f 5,000* were therefore abolished. Rabobank has thus changed from a closed credit co-operative for member businesses into an open co-operative with membership, in principle, open to all clients. Nearly all local Rabobanks have now resolved to alter their articles of association accordingly.

**Co-operative philosophy**
**The co-operative philosophy must be assimilated by all involved (staff, managers and supervisors) individually and by the organisation as a whole.**

### Revitalisation of the co-operative

To revitalise the co-operative, priority was given to practical measures. The co-operative philosophy must be assimilated by all involved (staff, managers and supervisors) individually and by the organisation as a whole. This process was high on the agenda in 1999, with a discussion being held on what the co-operative Rabobank means to staff, clients, management, members and society. Against this background, the Rabobanks paid attention in 1999 to:

- Mission statement: based on the group mission statement, many banks wrote their own mission statement;
- New role for directors and supervisory directors: to become familiar in practice with the new management relationships, more than 2,000 council members took part in the workshop, 'Management and Supervision';
- Membership policy: in anticipation of the recruitment of new members, banks worked out plans and instruments for their membership policies;
- Contact teams: many local banks have set up contact teams to broaden and strengthen their ties with members, clients and civil organisations.

### Greater commitment from members

At the same time as the decision to revitalise the co-operative, initiatives were announced to increase the commitment and number of members. As a co-operative, Rabobank owes its existence to its members: together, they form the co-operative heart of the organisation. Furthermore, the relative independence of the local Rabobanks is founded on their having an adequate number of members.

At the end of 1999, there were 560,000 members, 5,000 fewer than a year earlier. The decline was due to the local Rabobanks cleaning up their membership files in 1999. This will continue to have an effect in 2000, even though the banks will then also be actively recruiting new members. The target is for at least 20% of the clients (adults and businesses) to be members within several years. This will entail a doubling in the number of members to more than one million. A daunting challenge.

### Reasons for membership

A survey carried out in 1999 among the clients of local Rabobanks found that there was a great deal of interest in membership. At least a third of the private clients and half the business clients were interested in becoming members. The reasons they gave can be divided into four categories:

- Involvement;
- Social commitment;
- Extra knowledge;
- Material benefits.

### Greater membership involvement

Rabobank Group intends to put the policy it formulated in 1999 into practice in 2000. By setting up member value programmes, the local banks will be able to respond to the clients' various reasons for becoming members.

Members exercise their most important powers at the General Meeting of their co-operative Rabobank. The contact teams also encourage their involvement, the exchange of knowledge and the exercise of influence. These teams do not have a formal position in the group structure but they are an excellent means for certain members to communicate with Rabobank Group. Special member meetings can be convened, for example, to exchange knowledge. For the proper performance of the co-operative, members must be encouraged to express their views, whether invited to do so or otherwise, about the quality of the services and social activities. At the Rabobank, it is the members that ensure that their bank is up to standard.

### Member value programme

In accordance with the recommendations of the Central Delegates Assembly, we are planning to add tangible as well as intangible elements to the relationship with members. This is in line with one of the reasons clients frequently gave for becoming members. Consideration is therefore being given to specialisations that will become available when clients become members. In addition to a member value programme, a loyalty programme may be set up for staff.



More about the co-operative?
Go to: www.rabobankgroup.com/results



"Until recently, I regarded Rabobank as just another bank. I never realised it was actually a co-operative. As part of the planning for rebuilding my dental centre, I arranged the financing with the local Rabobank, becoming a member in the process. My motives were purely business therefore. Now it is beginning to become clear to me just how Rabobank is different. Being a co-operative puts the bank in a unique position to supply its services to customers at very close range. As a dentist, I regularly conduct satisfaction surveys among my patients. A bank can do the same by consulting its customers. I understand that Rabobank Alphen aan den Rijn has such plans. A great idea. In addition, you should create stronger ties to your members by giving them information they can use in their business or private lives. I find that sufficient. That the bank is also active in the community is fine, but for me, Rabobank is first and foremost a financial institution."



## BANKING SERVICES

# Business clients and private individuals again made full use of Rabobank Group's banking services and products in 1999. There were significant increases in mortgage loans, funds transfers, corporate lending and leasing.

Lending to businesses and to private individuals both increased during the year. Lending to the private sector rose by € 26.7 billion (20%) to € 160.6 billion. The volume of savings increased by 7%. Funds transfer activities increased. Despite the sometimes fierce competition, market shares were retained.

## PRIVATE INDIVIDUALS

**More than half the population of the Netherlands uses one or more of Rabobank Group's products. Of all home mortgage loans in the country, 22% have been granted by Rabobank Group.**

**In 1999 the number of new mortgages registered for Rabobank clients rose to a record level.**

### Lending to private individuals

Private individual clients of Rabobank Group borrowed € 11.7 billion more in 1999 than in 1998. This 20% increase raised the volume of loans to private individuals to € 70.9 billion at the end of 1999. Of the total, € 69.0 billion related to mortgage loans.

### Mortgage loans the driving force

The development of the housing market has been the major force behind the growth in lending to private individuals for many years. The following chart shows the development of Rabobank Group's mortgage portfolio from the end of 1994. It also shows the relationship with the development of the housing market (value of owner-occupied housing stock).


Mortgage loans and housing market
(in EUR billions)
60
30
0
400
200
0
1994
1995
1996
1997
1998
1999
Mortgage loans granted by Rabobank Group (left-hand axis)
Value of owner-occupied housing stock (right-hand axis)

The volume of mortgage loans has more than doubled in the past five years from € 33.0 billion to € 69.0 billion. This increase has been realised on an almost constant market share of 22% measured by amounts. The growth of the portfolio reflects the increase in house prices and the greater number of owner-occupied dwellings in the period 1994-1999.

### Record number of new mortgages

The number of new mortgages registered for Rabobank clients rose to the record level of 135,600 in 1999. Some 53% related to renewals. In 1998, 120,100 new mortgages had been registered, 51% of which had been renewals.

### 100,000th Opmaat mortgage

On 12 November 1999 Rabobank granted its 100,000th Opmaat mortgage loan. This flexible home mortgage loan was introduced in 1996 to complement the traditional endowment mortgage. The link between loan and insurance also meant that the 100,000th Opmaat insurance policy was concluded. All insurance business is placed with Interpolis.

### Flexible Investment-based Mortgage

To meet client demands, the product range for home financing was expanded in May 1999 to include the 'Flexible Investment-based Mortgage'. The key to this product is that the client determines how the premiums are invested with a view to repaying the mortgage in full at the end of the term. The Flexible Investment-based Mortgage is designed for clients who are familiar with investments.

### Home financing code

Rabobank Group is unique in the Netherlands in that it observes a code of conduct for home financing. Advisers from Rabobank Home & Mortgage Advice provide advice not only on the cost of buying a home but also on the attendant renovation, furnishing and removal costs. They also inform clients of the financial consequences of an increase in interest rates. They undertake to contact their clients at least once every three years to review their mortgage plans in the light of their personal circumstances.

### Certified mortgage advisers

Of the one thousand Rabobank mortgage advisers, the number of certified experts increased to 900 in 1999. All internal certified advisers, moreover, are registered with and have been accepted by the Mortgage Advisers Accreditation Foundation.

### Mortgage information via the Internet

Rabobank's Internet banking site informs clients about mortgages and makes indicative calculations. In addition to explaining the various mortgage products, the site provides information on the monthly expense of each product. The bank can be contacted by e-mail for additional personal information.

### Anticipating the new tax regime

Rabobank Group informed its clients in a variety of ways in the autumn of 1999 about the proposed changes to the tax regime in the Netherlands. Where possible, the services anticipate the changes in the tax system.

"Over the last few years, prices for owner-occupied homes in the Netherlands have really heated up. During 2000, however, we expect a marked cooling down. Although there is still a lot of demand for high-quality property, steeply rising prices coupled with higher interest rates has reduced the affordability of owner-occupied homes. It appears, then, that the period of sharp jumps in house prices has come to an end. The value of a home will probably continue to increase gradually, more or less in step with the standard of living. This gives the impression that the overall housing market is now sailing in somewhat calmer waters.

Now that the housing market is restored to relative sanity, consumers are again choosing property in terms of its true value to them. For this to be effective, however, providing reliable information concerning the acquisition of a home is an essential factor. Banks help make matters transparent by explaining properly and understandably to customers the financial implications of home ownership and mortgages, including the attendant risks."



## BUSINESS CLIENTS

**Of all enterprises in trade and industry and the services sector in the Netherlands with up to ten employees, nearly 40% bank with Rabobank. Of those with between 10 and 99 employees, 34% do so. Of the enterprises with 100 or more employees, the figure is 11%.**

Corporate lending to enterprises in trade and industry and the services sector developed positively in 1999. These businesses increased their borrowings by € 11.3 billion (24%). The total volume of lending to trade, industry and service enterprises rose to € 59.7 billion.

Corporate lending

**Particularly sharp increases were seen in the industry, commercial services and transport sectors.**

**Trade, industry and services sector lending (in EUR billions)**


60
40
20
0
1997
1998
1999

### Business succession

Many business acquisitions are expected in the next five years. Given their market share, the local Rabobanks will see thousands of their clients transferring their businesses to a third party, increasingly to someone outside their own family. This process requires advice on mergers, acquisitions and financial planning, often over many years. Extensive oral and written advice was provided on business succession in 1999.

### Rabobank Corporate Clients

The Rabobank Corporate Clients concept is being set up to serve large corporate clients with a turnover of more than € 10 million or more than 20 employees. Funding, credit control, funds transfer and asset planning advisers at Rabobank Nederland together will provide the local banks with the services they require for their large corporate clients. This unique combination of local and central knowledge should enable Rabobank to improve its position in the large corporations market.

### De Lage Landen

De Lage Landen is continuing to perform favourably and is substantially expanding its leasing activities through both organic growth and acquisitions. The strong growth in international activities, especially in vendor financing, was boosted by the acquisition of Tokai Financial Services. In the Netherlands, co-operation with the local banks was further strengthened. The portfolio grew in 1999 by almost 50% to € 7.6 billion. Operating profit nearly doubled from € 70 million in 1998 to € 134 million in 1999.

### Vendor finance

With vendor finance, De Lage Landen provides international manufacturers and distributors of capital goods with professional distribution and financial solutions. It concentrates on capital goods manufacturers in the agricultural sector, the office equipment sector, e.g. computers and photocopiers, and the internal and external transport sector. Tokai Financial Services provides added value in the copying and medical equipment sectors in particular.

### Leasing also through local Rabobanks

In the Netherlands, the local Rabobanks are an important distribution channel for De Lage Landen. Rabobank clients are offered a broad package of leasing and trade finance products: real estate leasing, car leasing, commercial vehicle leasing, equipment leasing and trade finance. The specific strength of De Lage Landen lies in its fast and efficient settlement of standard lease contracts and its effective management of assets that require more specialised knowledge, such as cars, real estate and debtors.

### Gilde Investment Management

Gilde Investment Management provides venture capital to businesses. Specialised funds (including Gilde IT, Gilde Buy Out and Gilde Participaties) that are open to third parties,












such as institutional investors, provide venture capital for investment in new enterprises. These funds are managed by Gilde Investment Management. Its policy is to expand the funds and to increase the proportion of third parties participating in them in the years ahead.

A second IT fund was established in December 1999 in which Microsoft Nederland and others participate as well as Rabobank Group. A second buy-out fund will be launched in 2000. Investment in 1999 amounted to € 230 (107) million. The value of the portfolio at the end of the year was € 495 (276) million. Including the increase in value, Gilde realised a result of € 48 million.

## AGRICULTURAL SECTOR

**The agricultural sector has traditionally been one of the mainstays of Rabobank Group. Market research carried out in 1999 found that 87% of the farmers and horticulturalists in the Netherlands considered Rabobank as their principal bank.**

### Lending to the agricultural sector

Clients in the agricultural sector borrowed € 3.7 billion more in 1999 than in 1998. This 14% increase raised the value of this loan portfolio to € 30.0 billion. In 1998, it had increased by 5%. Loans are categorised according to whether they are granted to the food and agribusiness on the one hand or to primary farming and horticulture businesses on the other.

**Agricultural lending**
**(in EUR billions)**


30
20
10
0
1997
1998
1999
Primary agriculture
Food & agribusiness

**Increased lending to food and agribusinesses:**
The increase in lending to the agricultural sector was realised largely among international food and agribusinesses. Lending to this sector increased by € 2.8 billion (23%) to € 15.0 billion.

**More lending to farming and horticulture:**
In the primary agriculture sector, too, the volume of lending increased. Loans granted to farming and horticultural businesses rose by € 0.9 billion to € 15.0 billion, an increase of 7% on 1998. The growth was due in part to disappointing pig prices and higher quota and land prices.

### Review of agricultural policy

Given the rapid changes in the agricultural sector, Rabobank has reviewed its policy for agriculture. The year-on-year decline in the number of agricultural businesses is being accompanied by a rise in the number of large businesses that are making ever higher demands on their financial services providers.

As a result of the review, the Rabobank has resolved to maintain its position as a modern agricultural knowledge bank. Agricultural expertise and client dedication are therefore essential. Additional attention will be paid to the role of agricultural advisers, the formation of supra-local agricultural teams and networking. The ties with agricultural clients will be strengthened through keener pricing and greater effectiveness in loan applications and business relocation.

## SAVINGS

**Although the relatively low interest rates have discouraged savings in recent years, Rabobank Group is still a leading player in the savings market. Of the private savings in the Netherlands, some 40% is entrusted to Rabobank Group.**

### Recovery in the growth of savings

In the second half of the 1990s, the favourable investment climate encouraged clients to place their money in the stock market. The propensity to save declined during that period.

Organic savings growth
(in EUR billions)



4
3
2
1
0
1995
1996
1997
1998
1999


In 1995, 1996, 1997 and 1998, the organic growth in savings was between € 1 billion and € 2 billion. The total increase in savings in 1997 was € 5.7 billion (up 13%). The reason for this sharp rise was the consolidation of the Robeco Group's figures. Organic growth in 1999, however, was greater, with savings rising by € 3.4 billion (7%) owing to the sideways movement in share prices in the first ten months of the year. In the last two months of the year, share prices rose spectacularly but did not immediately lead to the large-scale transfer of savings into investments.

### Savings books out of service

The traditional savings books were finally taken out of service in 1999 as they had become too labour intensive and cost inefficient. At their peak, 3 million books were in issue. The last 14,000 were replaced on 1 September 1999 by account statements. Those who wished to do so were allowed to keep their savings books as a memento after they had been cancelled.

## PAYMENTS

**Rabobank Group performs about one third of all payment transactions in the Netherlands. Every day it settles millions of payments and transfers. In 1999 approximately 40% of all transfers and direct debits were initiated by the Internet or telephone.**

### Rabo Total Package continues to grow

The number of clients with a Rabo Total Package increased by nearly 90,000 in 1999 to 440,000. The Rabo Total Package provides clients with a personalised selection of modern payment and saving facilities, including a eurocard with PIN code and electronic purse, a tele-savings account, Rabophone, telebanking and, on request, annual travel insurance.

### The convenience of electronic banking

Clients increasingly need fast and reliable financial information and related services. This is evidenced by the strong growth in the use of Rabobank Group's electronic services. In 1999, 1.3 million clients (1998: 950,000) used the Rabophone. In total, 34 million calls were made to request account information and transfer funds, an increase of 30% on 1998. On average, 300,000 transactions were executed by means of the Rabophone every month. For security reasons, Rabophone transactions are restricted to transfers between a client's own accounts.

### More Internet and telephone payments

The number of payments made by the Internet and telephone is growing rapidly. In December 1999, Rabobank received and processed approximately 9.3 million telebanking orders (December 1998: 7.5 million). About 1.5 million were placed by private individuals and 7.8 million by business clients. Payments through this channel are expected to rise dramatically in the years ahead.

Paper-based transfers nonetheless remain important. Their number was more or less stable, amounting to 11.5 million in December 1999.

### More PIN payments

Clients are using their PIN cards more frequently to pay for goods and services. The use of PIN terminals by Rabobank clients increased by about 20% in 1999.

### Slow progress with electronic purses

Use of the electronic purse is still below expectations. Rabobank Group nevertheless remains confident about the future of this new means of payment. The number of payments made by means of an electronic purse is growing steadily, mainly because of its use in telephone boxes and for parking. The number of terminals that accept electronic purses is growing rapidly. Acceptance and usage would be promoted by increasing the functionality of the card beyond payments. It was agreed in 1999 that the electronic purse developed by the banks and the one developed by Postbank could be used in each other's terminals. This will require the modification of all payment terminals.

### Funds transfers for the government

In April 1999 the Dutch Ministry of Finance and Rabobank Nederland signed a multi-year contract under which Rabobank will settle funds transfers for most central government departments. A further contract was signed in July 1999 for the incoming payments of the Tax Administration.

### Payment in euros

The euro was introduced in funds transfers on 1 January 1999. As of the same date it became the new functional currency for investments. Thanks to thorough preparation and extensive testing, the changeover was completed without noteworthy problems. About 14,000 clients now have euro accounts with the Rabobank.

In 1999 Rabobank Group continued its preparations for the introduction of euro notes and coins. A booklet entitled 'Eurowijs' was published and a teaching pack for primary schools was issued. In addition, agreement was reached with several organisations to provide information to the elderly. New informative material was also developed that will be available to clients in 2000.



More about banking?
Go to: www.rabobankgroup.com/services

### Use of electronic purse

**More than 6 million Rabobank cardholders have an electronic purse and about 25% of them make use of it.**


Rabo
Rabo



Rabobank Haaksbergen opened the first Raboshop, at Plusmarkt in Leusink, on 2 July 1999. This experiment in shop banking matches the new distribution policy under which local Rabobanks themselves define services to suit the local situation. The experiences and reactions of customers have been so positive that local businesses and Rabobanks elsewhere are also looking into ways of collaborating.

"Customers can visit us in the supermarket for routine financial services like payments, saving, borrowing and insurance. In addition, a cash dispenser has been installed that is also accessible when the store is closed. Customers were certainly curious at first, but kept themselves at a safe distance. Now they are used to the idea and many find supermarket banking both practical and convenient."



## INVESTMENT

The volume of assets managed or held in custody for clients by Rabobank Group increased in 1999 by € 24 billion (27%) to € 113 billion. Of the increase, € 21 billion was due to capital gains on underlying securities and € 3 billion to the net cash flow of funds.

Robeco is the asset management centre within Rabobank Group. Schretlen & Co is the competence centre for private asset management in the Netherlands. International Private Banking & Trust is the competence centre for international private asset management.

### Robeco Group

The Robeco Group manages a large number of investment funds. Robeco NV is the largest equity fund in Europe. With its wide range of investment funds, the Robeco Group serves mainly private investors. The funds introduced in 1999 attracted € 1.6 billion in new investments. The most successful were the RG Rente MAXX Funds, with an initial investment of € 0.7 billion. The following funds also enjoyed successful introductions:

- RG Duurzaam Aandelen Fund
- RG Euroland Aandelen Fund
- RG Euro Stoxx 50 Garant Fund Oct 99/06
- RG High Yield Obligatie Fund
- RG AEX Garant Fund Dec 99/06

Robeco provides individual asset management services to institutional investors. It also manages a number of funds that are open to institutional investors only. Robeco distributes its products through a variety of channels, including the local Rabobanks, its own direct channel, Robeco Advies, and its institutional channel, Robeco Institutional Asset Management (RIAM).

The volume of assets managed by the Robeco Group increased by € 24.6 billion (30%) in 1999 to € 107.2 billion. The growth was due chiefly to exceptionally good investment results. Assets managed for institutional investors increased by 30% to € 65 billion. Assets managed in the private sector rose by 30% to € 42 billion. The proportion invested by clients of local Rabobanks increased by 34% to € 10.4 billion. The Robeco Group's operating profit increased by € 63 million (93%) to € 132 million. The American asset manager Weiss, Peck & Greer acquired at the end of 1998 made a substantial contribution to this growth.

### International Private Banking & Trust

International Private Banking & Trust was established on 1 January 1999. This part of Rabobank Nederland combines the private banking activities of Rabobank International and Robeco. International Private Banking & Trust manages the assets of high net worth individuals outside the Netherlands. The value of assets managed as at 31 December 1999 was € 11.5 billion, a € 2.8 billion (32%) increase on the assets managed by the two entities separately a year previously. International Private Banking & Trust realised an operating profit for 1999 of € 23 million.

### Schretlen & Co

Schretlen & Co is Rabobank Group's private bank for high net worth individuals in the Netherlands. Its activities complement the local banks' services. In addition, Schretlen & Co serves small and medium-sized institutional investors. The assets managed by Schretlen & Co at the end of 1999 amounted to € 4.4 billion, € 0.6 billion (16%) more than at the end of 1998. There is a growing demand among high net worth clients for personal service. To bring the specific quality of its services closer to the clients, Schretlen & Co will open new branches in Apeldoorn, Heerenveen and Rotterdam in 2000 in addition to its existing branches in Amsterdam, Waalre and Antwerp.

Schretlen & Co realised an operating profit for 1999 of € 14 million. The local banks received € 11 million of this result for introducing clients.

### Investments via the local banks

More clients of the local Rabobanks are actively investing on the stock market or in Robeco Group investment funds. The number of investing clients increased by nearly 50,000 (12%) in 1999 to 482,000. The volume of assets held in custody for these clients rose by € 5.0 billion (20%) to € 30.5 billion. Clients at local banks placed 2.20 million securities and option orders in 1999. This is the second highest number of orders realised in a single year. Only in 1998, an exceptionally busy year for investments, was the number of orders higher, 2.65 million.

Clients can place orders after receiving advice or directly by means of the Rabo Order Line (telephone) or the Internet. For the client, direct investment is less expensive.
This explains some of the success of the direct channels.

In December 1997 the proportion of direct investment orders placed via the Rabo Order Line and the Internet together was 25%. In the last month of 1998 it had risen to 36% and in December 1999 to 44%. Investments via the Internet rose very strongly. At the end of 1999 14% of all orders were placed through this channel.

**Breakdown of investment orders (percentages)**


2
23
75
1997
7
29
64
1998
14
56
30
1999
Advice
Internet
Rabo Order Line

**Rapid growth in direct investment orders**

**This chart shows the increase in investment orders placed directly via the Rabo Order Line and the Internet in the past three years.**

### Continuous Internet improvements

Continuous improvements and refinements were made to the Internet investment service for Rabobank clients in 1999:

◦ In mid-August, the on-line investment package was introduced, whereby investors can base their buy and sell orders on research information provided by IRIS, the Rabobank and Robeco Group's investment research arm.

◦ Since 1 October 1999 investors have been able to invest via the Rabobank site and the Rabo Order Line in the 500 leading equity funds in Europe and North America, including those listed in Frankfurt, London, Madrid, Zurich, Paris and Canada and on Wall Street and Nasdaq.

◦ Portfolio tracking by means of the Rabobank site's 'customised bank' was expanded and simplified through such functions as ranking by product, sector and country, yield calculations, retrievable transaction statements and a personalised price monitor.

**Extension of opening hours**

**The opening hours of the Rabo Order Line were extended to 22.00 hours to match the opening hours of the US exchanges.**

### Improved securities services

Rabobank's securities services have developed beyond recognition in recent years. Unfortunately errors were made in a number of cases, not only in the orders processed but also in the advice provided. Further measures were taken in 1999 to limit the risk of such errors. The supervisory duties of Rabobank Nederland, for example, were concentrated in the Supervision and Compliance Office, which reports directly to the Executive Board.

Internal controls were also improved. Rabobank now has an automatic system that instantly displays client margin and exposure positions. The selection and screening of new and current staff also pays more attention than in the past to integrity, training and work experience. With this package of controls, Rabobank Group also satisfies the Further Regulations on the Supervision of the Securities Trade 1999 issued by the Securities Board of the Netherlands.

| @ | More about investments?<br>Go to: www.rabobankgroup.com/services |
|---|---|



"Robeco started in 1929 as an initiative by seven Rotterdam businessmen, with starting capital of ƒ 600,000. In December 1999, we celebrated our 70th anniversary. Funds under our management now exceed € 100 billion, partly thanks to the billions we manage for Rabobank and its customers.

In 1999, the Robeco fund, the very first one of the Robeco Group, produced its best investment performance ever: 62.2%. A beautiful birthday present! The markets helped, of course, but even more important was our investment strategy. Whether shares or bonds are involved, it is always highly systematic and disciplined. We believe this is the best way to serve our shareholders, even when markets are not so exuberant."

 INSURANCE

Both non-life and life operations grew strongly in 1999. With the privatisation of the social security system, clients are having to bear more responsibility for supplementary insurance. Interpolis, Rabobank Group's competence centre for insurance, will be a key player in this development.

The insurer Interpolis celebrated its 30th anniversary in 1999. It has been a member of Rabobank Group since 1990. Interpolis has earned a distinctive position for itself at the top of the Dutch insurance market. Its success is founded on the confidence of the insured and the organisation's firm relationship with the local Rabobanks.

1999 was another good year for Interpolis. Premium income rose by 15% to € 2,867 million. Both life and non-life operations contributed to this increase. Life premiums rose by 17% and non-life by 11%. Operating profit increased by 11% to € 187 million.

#### Employment benefits

A great deal of effort was devoted to the growth of employment benefits as one of the spearheads of the Rabobank Group. The service is provided to both employers and employees and is concerned with the financing, organising, retaining, and rewarding of labour. Policies can be taken out to insure the payment of sick or incapacitated employees' salaries, integrated services are provided to reduce absenteeism, and pension and administrative facilities and provisions are available. In line with the rapid growth in demand for personalised employee benefits alongside existing employment conditions, new elements will be added to the service range in the future.

#### Responding to new regulations

The privatisation of social security, the scaling-down of government benefit schemes, and new health and occupational disability legislation have forced employers in the Netherlands to assume what were previously considered public responsibilities. Interpolis is responding by offering employers insurance policies, absenteeism management services, occupational disability insurance, and health and safety services. By working with renowned partners, the company is able to offer integrated solutions.

#### Absenteeism management

In co-operation with the CZ Group, Relan Arbo, and Adecco Personeelsdiensten (personnel services), Compaan Verzuimbeheersing (absenteeism management) was established in 1998. In 1999 the Interpolis Absenteeism Network was established in collaboration with five national health and safety agencies. The health and safety agencies, the return-to-work service, and the insurer work together closely in both these organisations in order to improve labour and working conditions, health and safety services, the return to work and the provision of alternative work. By doing so,



"We had enquired all over the place for insurance, but often found it too complicated or simply too expensive. On the grapevine, we heard about the all-in one policy. I thought to myself: Looks good. It is compact, has excellent features and covers just about everything. We wanted to get it right in one go, to avoid all the nonsense with different parties when you want to make a claim. Not only that, but the policy turned out the cheapest and the best for us. As luck would have it, we became the 900,000th policyholder."

they can reduce the losses caused by absenteeism and occupational disability and contribute to the continuity of the relationship between employers and employees.

### Pension operations

In 1999 Interpolis formed an alliance with the Van Spaendonck Group in the field of pension and asset management. It did so in response to the increasing privatisation of social security schemes and the greater personalisation and flexibility of employment conditions, particularly with regard to pensions. The joint venture is an answer to the demand for integrated advice from the providers of financial services. The joint venture manages assets worth € 8 billion for 285,000 people and will work closely in asset management with Robeco. To enable Rabobank Group to increase its scale further and expand its knowledge of pension management, it will also work with other parties. A first example of this is the transfer of Beon's pension management operations to the joint venture in 2000.

Market leader in life insurance

**Since May 1999, Interpolis' portfolio has counted more than 1 million individual life insurance policies.**

### Life insurance

The rapid growth in individual life insurance seen in the past few years came to an end in 1999. Interpolis profited well from the boom in the life insurance market during this period. It doubled its market share in new insurance production from 7% in 1993 to 14% in 1999. In the future the advice it provides to the local Rabobanks on financial planning and pension provisions will be tailored to new tax legislation.

### Leader in annuity insurance

In response to the tax plans announced in 1999, consumers were reluctant to take out new life and pension insurances. This led to Dutch insurers reporting their first decline in new annuity contracts for many years. Through the Rabobanks, Interpolis was able to retain its leading position and realised a modest increase in income for the year.

### Streamlined processes

A considerable reduction in the completion time for individual life policies was realised in 1999. Improving and streamlining the processes cut the average completion time from two months to one week. Interpolis is clearly setting the pace in the insurance market in this respect.

#### All-in-One Policy continues to grow

In personal non-life insurance, the All-in-One Policy grew by more than 10%. More than 900,000 of these comprehensive policies have now been concluded in the Netherlands. Private clients can insure against losses in the categories traffic, home, third-party liability, legal assistance, and recreation.

| Distribution across All-in-One Policy categories: | |
|---|---|
| Home | 571,000 |
| Third-party liability | 474,000 |
| Legal assistance | 205,000 |
| Traffic | 344,000 |
| Recreation | 268,000 |

#### Business Compact Policy

A comparable all-in-one concept has been introduced for business clients under the name Business Compact Policy. A large proportion of the policies in the corporate portfolio were converted to the Business Compact Policy in 1999. On conversion, the businesses can have their premises valued free of charge, with Interpolis guaranteeing that the buildings would not be underinsured in the next five years.

#### Environmental damage insurance

In 1999 Interpolis concluded 9,953 environmental damage insurance policies. Premium income amounted to € 1.7 million.
These policies insure businesses against the consequences of environmental damage and also improve their insight into potential environmental risks.

#### Hagelunie

Fewer losses due to the forces of nature were reported in 1999 than in 1998. The claims burden was therefore lower and Hagelunie was able to return € 8 million in premiums in addition to the premium reductions already granted to its clients. On Hagelunie's initiative, the 'Greenhouse Calamities' working group was established in 1999 so that sufficient capacity would be available as quickly as possible to repair damage to greenhouses caused by storms and hailstone. Several greenhouse businesses in the United Kingdom and Ireland transferred their agricultural insurance to Hagelunie during 1999.

**Over 900,000 All-In-One Policies have now been concluded in the Netherlands**



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# Rabobank Group is currently more dependent on the international money and capital markets for its funding. In 1999, the group issued more than € 28 billion in loans in a variety of currencies. Financing preference shares were issued in November.

The international money and capital markets are witnessing greater institutionalisation. Saving and investment funds are increasingly being managed by professional parties. Exacting demands are therefore being made on the provision of timely, consistent and reliable information to rating agencies, lenders, analysts and the financial press.

### Investor relations

Raising funds on the financial markets requires the systematic maintenance of contacts with investors. As part of our investor relations programme, we held several presentations for investors in Europe, Asia, Australia and America in 1999. Intensive contacts were also maintained with external banking analysts. Investors use analysts' credit reports on Rabobank Group in their investment decisions.

### International reputation

Rabobank Group has traditionally enjoyed a good reputation among investors in the Benelux and Switzerland. The international network of Rabobank International has helped the group raise its profile outside these markets. The increased consideration given to investor relations, the worldwide management of funding and the use of the Internet and Bloomberg to disseminate information have had a positive effect on the group's access to the money and capital markets.

### Funding programmes

To fund client activities, more than € 8 billion in a variety of currencies was issued in long-term negotiable debt in 1999 and € 20 billion in short-term negotiable debt.
A substantial proportion of these loans was issued under funding programmes that set out the legal conditions on the bank's lending and the total amount that may be issued under a programme. Which programme is used, the size of a particular transaction and the preferred term to maturity are determined by the interest shown by and the requirements of both lenders and Rabobank Group. The size of the transactions varies from € 1 million to € 1 billion.

### EUR 20 billion Multi Currency MTN

Rabobank Group again launched a series of funding programmes in 1999. The most striking was the € 20 billion Multi Currency Medium Term Notes (MTN) Programme, which raised € 6 billion in 1999.

### Foreign currencies

Most of the funds raised by Rabobank Group in 1999 were denominated in the euro or the US dollar. The Australian dollar was third at some distance. Since Rabobank Group has operations in Australia and New Zealand and more investment capital is becoming available on this continent, this region is an important market for the group for several reasons.



"We are a leading arranger of international syndicated loans, a product we offer our customers through our relationship managers whose clients need to raise finance. As a product it is uniquely flexible, having been tested and refined over time and it has proved itself to be very effective, bringing together clients with major funding requirements and lenders in a mutually satisfactory relationship. In order to ensure a successful transaction all the parties signing up to it have to believe that they are getting the best possible deal and it is our job to ensure that this is the end-result. Keeping the customers satisfied!"



The currencies that are raised are converted into the required currency, usually the euro, by means of interest rate and currency swaps.

**Issue of financing preference shares**

As well as funding its banking activities, Rabobank Group raised capital on the financial markets to strengthen its reserves. The chosen funding form is appropriate to the character of Rabobank Group. Financing preference shares, known as Trust Preferred Securities, were very successfully issued in November 1999 by Rabobank Capital Funding Trust, a special purpose financing vehicle set up by Rabobank Group. The Trust Preferred Securities are in the form of financing preference shares. They are comparable to corporate debentures and carry a fixed rate of interest at 7%, provided Rabobank Group realises a profit. Unlike corporate debentures, the financing preference shares do not have a term to maturity. The issue raised € 650 million, which fully qualifies as Tier I capital.

**Listing of financing preference shares**

The financing preference shares issued by Rabobank Capital Funding Trust are listed on the stock markets in Amsterdam and Luxembourg. More than three quarters of the issue was placed with private investors in the Netherlands, Spain, Portugal, France and Switzerland. The rest was placed with institutional investors. Clients of the local banks invested a total of € 250 million in the financing preference shares.



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The Rabobank Group employees are a crucial factor in providing customer value. Their commitment and know-how are decisive for the results and their attitude determines the Bank's identity. Great demands were made on the staff as regards flexibility, productivity and understanding for the changes effected in 1999.

To Rabobank Group, human resources form the key factor for generating customer value and achieving commercial success, since it is the employees who are in direct and indirect contact with the client. It is their task to achieve the objective to generate customer value while Rabobank Group facilitates this by means of management and technologies.

The Bank's human resources management policy is closely linked to the essence of the culture which is based on the three core documents of the group: the mission statement, the code of conduct and the strategic framework. Topical themes in these documents include customer value, network organisation, improving the services provided, geographical expansion and expanding the range of products.

Some major objectives of the HRM policy have been achieved in the past few years.

Employment relationships are becoming more and more mature. Research has shown that employees are increasingly assuming responsibility for their career and for maintaining and improving their know-how and skills. They have mature relationships with their managers. Training facilities are more than adequate and the employees greatly appreciate this. Internal staff moves within the group are frequent, which enhances employability.

**Eight challenges for HRM policy**

In 1999, eight challenges were formulated to serve as a guideline for Rabobank Group's HRM policy (see box). Two of these are of special importance, since employment research shows that employee satisfaction was lower on these points:

- Firstly, special attention will be paid in the coming period to the quality and style of management.
- Secondly, ways of adjusting employment conditions on points that current and prospective new employees consider important will be investigated.



"The Women's Network provides mutual support to women and encourages their promotion. Although there is nothing wrong with the recruitment policy and no lack of talent, we still see too few women in key positions. Individual and collective factors make their promotion difficult, with a traditional male-oriented adding to the problem. We need mixed staff, supported by a wide variety of employee benefits. At the end of the day, that is in everyone's best interests."



### Eight challenges for HRM policy

**1. Realising customer value:** Human resources management encourages an enterprising and professional attitude and, accordingly, the provision of good products and services for the client.
**2. Achieving synergies:** Co-operation across the board results in added value. Employees are willing and able to share and integrate know-how. They find the right partners and co-operate.
**3. Stimulating committed employees:** Employees are in tune with the Bank's ambitions, values and standards. Their motivation goes further than a purely businesslike employer-employee relationship.
**4. Raising the quality of the work:** There is a balance between pressure and the ability to bear it, between work and private life, and between development and disproportionate demands.
**5. Providing management quality:** The management stimulates committed employees, applies the culture of accountability and actively manages change.
**6. Judging one another's performance:** Units and people are judged on effectiveness, quality and productivity.
**7. Modern employer with an identity of its own:** The employment conditions are compatible with both the Bank's customer focus and the current, individual needs of employees. Differentiation between group units is possible.
**8. Active approach to the labour market:** A confident Rabobank publicly manifesting what the organisation is and what it has to offer. Rabobank is actively interested in employees who are attuned to its ambitions.

## Employees' views

By way of illustration, a few results of the 'Periodic Identity and Employment Climate Survey' held annually among Rabobank employees are included below. The results have been compared with those of 20 other large companies.

### Comparative results of 1999 Survey (in %)

| Proposition | Rabobank Group | Other companies |
|---|---|---|
| Rabobank offers me sufficient training facilities for my current work | 86 | 58 |
| Rabobank offers me sufficient opportunities for personal development | 67 | 52 |
| All things considered, I am happy to work for Rabobank | 80 | 68 |
| We work well together in our department to get the work done | 68 | 74 |
| I am satisfied with my salary compared with that paid for a similar job elsewhere | 33 | 42 |
| I am satisfied with the management capabilities of my direct superior | 46 | 55 |

## Competencies and knowledge management

Developing employees and maximising their employability at all times continues to be the core task of HRM management, since the creation of customer value requires specific competencies, such as expertise and empathy, the capacity to place oneself in someone else's position or in a specific situation.

Rabobank Group expects its employees to be enterprising: to demonstrate initiative and customer focus. Clients should be able to recognise the Bank's mission in the attitude of its employees. Rabobank Group operates as a network organisation and this is proving to be a source for new skills. Co-operation between group units depends on trust and transparent communication.

To Rabobank it is not only 'knowledge is power' that counts, but also 'to share knowledge is power'. The group recognises that both co-operation platforms and new information and communication technology (ICT) are essential to a proper exchange of knowledge and information. Knowledge management will become a crucial instrument in the future.

#### Training courses and Rabobank Academy

In 1999, Rabobank Group invested € 64.6 million (1998: € 54.7 million) in training and schooling, excluding the costs of the resulting absenteeism of employees. This represents 3.6% (3.5%) of the total wage bill.

Employees took part in a training course of the Bank's own Rabobank Academy nearly 30,000 (40,000) times in 1999. In addition, more courses were given in 1999 by 'Opleiding Samenwerkings Verbanden' of local Rabobanks, besides the courses given by external training institutions.

#### Number of employees

The number of employees continued to grow in the year under review, reaching 53,147, a rise of more than 7%. This growth is attributable partly to acquisitions, but chiefly to organic growth.

Expectations are that employment at Rabobank Group will decrease, with a shift towards direct client-oriented jobs. Owing to the centralisation of operational and administrative support activities, the number of non-client-oriented jobs will fall sharply. The new types of distribution channels, such as the Internet, will also greatly affect employment.

#### Distribution between male and female employees and part-time employment

The percentage of female employees at Rabobank Group is 55.1 (54.3) %. Most of them work at affiliated banks, and accordingly the percentage of female employees at local Rabobanks is 60.6 (59.6)%.
At 44.9%, male employees are in the minority at Rabobank Group, 2.5 (2.4)% in part-time employment. Of the female employees, 45.9 (43.9)% have a part-time employment contract.

#### Social Plan

Agreed in consultation with the employee organisations, the Social Plan stipulates that Rabobank Group will safeguard the employment of staff who continue to qualify for a changing position they hold. It has furthermore been agreed that, in the event of organisational changes, specific agreements can be made with regard to the positions held by the employees concerned.

#### Recruitment

In 1999, it was difficult to find suitable candidates for commercial positions and ICT vacancies in particular. Rabobank Group invested substantially in labour market communication in order to present itself to the market as an attractive employer, on the one hand by

**Number of employees at Rabobank Group in 1999**

| | Netherlands | Abroad | Total 1999 | Total 1998 |
|---|---|---|---|---|
| Local Rabobanks (424) | 36,982 | - | 36,982 | 34,556 |
| Interpolis | 2,689 | 25 | 2,714 | 2,421 |
| De Lage Landen | 560 | 1,234 | 1,794 | 1,211 |
| Schretlen & Co | 141 | 21 | 162 | 151 |
| Robeco Group | 1,103 | 399 | 1,502 | 1,517 |
| International Private Banking & Trust | 58 | 493 | 551 | - |
| Rabobank International | 1,200 | 3,030 | 4,230 | 4,659 |
| Nedship Bank | 50 | 37 | 87 | 102 |
| Gilde Investment Management | 46 | - | 46 | 37 |
| Rabobank Nederland Member Banks | 1,572 | - | 1,572 | 1,474 |
| Rabofacet | 2,069 | - | 2,069 | 1,938 |
| Group support services | 1,106 | - | 1,106 | 1,110 |
| Other units | 332 | - | 332 | 289 |
| Total | 47,908 | 5,239 | 53,147 | 49,465 |





showing the target group the opportunities offered by Rabobank Group, and on the other hand by emphasising the specific culture in which co-operation and sustainability are key factors. The intensive trainee programmes for university graduates and comparable candidates were continued.


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### Multicultural diversity

For practical reasons, and as a matter of principle, Rabobank Group welcomes prospective new candidates from all groups in society. The participation of employees from ethnic minorities in Rabobank's staff is growing; 4.4% (1998: 4.1%) of the staff registered under the Proportional Employment (Stimulation) Act come from ethnic minority groups.

### Collective Labour Agreements

In 1999, the wages agreed in Collective Labour Agreements in the Netherlands were raised by 2.8% on average. The Collective Labour Agreement for the Banking Industry - which applies to most Rabobank Group employees - implemented two wage rises in 1999 to a total of 3.25%. Another wage rise of 1.25% followed with effect from March 1, 2000.

In terms of our understanding of the situation as it has developed over time, the Collective Labour Agreement for the Banking Industry leaves little scope for Rabobank Group's own identity and culture. This prompted the Bank in 1999 to start investigating the possibilities of having a Collective Labour Agreement of its own.

Subsequently, consensus was reached in January 2000 on the scope and basic principles of such an agreement, the aim being a Collective Labour Agreement which becomes effective in June 2000. It should apply to all employees of the local banks, Rabobank Nederland, including Rabobank International, De Lage Landen and Rabofacet, a total of more than 43,600 employees.

### More choice in employment conditions

The Bank's choice for having its own Collective Labour Agreement arises from the scope it requires to emphasise specific aspects of social policy in line with the Bank's business strategy. The main aims are to create more choice and differentiation in employment conditions, to offer more scope for individual arrangements between employees and the management as part of a set of mature employment relationships and to continually improve the Bank's social policy.

In addition, a package of employee benefits - which also allows for a certain degree of individual differentiation - is currently being developed. A possibility would be the exchange of time and money, and including services in the benefits package, in order to maintain the balance between work and duties of care.

### Employee participation

Approximately 1,800 employees of the local Rabobanks and the support units within Rabobank Nederland are members of a works council or staff representation.

In that way, employees are personally involved in the development of their bank and organisation. Within the Central Advisory Council for Rabobank Employment Matters, employer and employee representatives discuss the social policy to be pursued and the relevant rules governing such policy. Through its own regional representatives, this Advisory Council has strong ties with employees at the local level.

In 1999, after consultation with representatives of Rabobank Group's European branches, a policy was formulated on consulting and informing staff at European level. This is in accordance with the guidelines of the European Commission. The group met three times in the year under review. Priority was given to the initiative to form a European organisation of co-operative financial services providers.

#### Variable remuneration

**The relationship between the Bank and its employees is increasingly becoming a matter of tailor-made solutions. Within the scope of the Collective Labour Agreement, the Bank therefore encourages the use of variable remuneration components, with a maximum of 15%.**

### The quality and style of management

Employees are highly trained and make demands on their manager and on their career. A manager is expected to develop a vision of his own, be a leader and have change management skills. Growing competition requires a focus on costs and efficiency. The culture of accountability depends on 'making agreements and honouring them'. The demand for customised advice means that work is delegated to independent and enterprising employees.

The nature of the service to be provided partly decides the management style that is required. This means that the management style may vary from group unit to group unit. The differentiation is also fed by the employees: each category sets other priorities and each individual is in a different stage of gaining responsibility and business acumen. Increasingly, managers are becoming personal coaches. Above all they create scope for the independent development of the individual.

### Absenteeism owing to illness and employees drawing WAO benefits

Rabobank Group benefits from committed and skilful employees and certainly also from satisfied and healthy employees. Developments in this latter area are not favourable. At Rabobank Group, absenteeism owing to illness increased from 3.44% in 1997 and 4.03% in 1998 to 4.53% in 1999.

Although the influx of staff drawing disability benefits under the WAO increased sharply in 1999, the outflow fortunately also increased (see table), as did the number of staff who are

**Turnover of staff drawing WAO benefits**

| Rabobank Group | 1997 | 1998 | 1999 |
|---|---|---|---|
| Influx | 283 | 393 | 473 |
| - of whom partly incapacitated | 117 | 147 | 202 |
| Outflow | 128 | 135 | 169 |

only partly incapacitated for work. This raised the probability of WAO influx from 1.0% in 1998 to 1.12% in 1999.

The rise in absenteeism owing to illness and the WAO influx are reasons for the Bank to be very alert. Work stress and mental complaints are increasingly the cause of absenteeism and disability. We know from experience that the balance between pressure and the ability to bear it can be disrupted by many factors, both work-related and private.

### Work pressure

Work pressure is a complex problem, to which there is no standard solution. A separate approach is therefore required for each situation, bank, department, position or individual. Participation is also important: work stress is a problem concerning people and a solution can only be found together, in consultation. This thorough approach was worked out in detail in 1999 by the Rabobank Arbodienst (a department dealing with employment conditions and occupational safety) and Human Resources in a tripartite policy based on:

- Providing information;
- Monitoring, analysis and research;
- Interventions.


"Society is becoming more and more multicultural. As project manager for diversity, I want to make the Rabobank Group more accessible to those extensive layers in society. That means no unnecessary restrictions on products or in the way we deal with people. Diversity must therefore be expressed not only in the way we approach customers, but also in the composition of our personnel.
In that respect, we act as a contact group within the organisation. We direct our efforts to achieving diversity in a natural way, through the medium of the Diversity Network. Much has already been written and said about diversity; now is the time for concrete action."



## SUSTAINABLE FINANCIAL SERVICES

Rabobank Group believes that sustainable development is the key to future markets as well as a condition for future welfare and prosperity. In 1999, various activities were launched within the group which have further increased the platform for sustainable development.

The integration of sustainability into financial services, corporate environmental management and green social activities forms the cornerstone of Rabobank Group's sustainability policy.[1)]

### Sustainability policy

In 1997, Rabobank - as the first large Dutch bank - signed the UNEP declaration for banks on the environment and sustainable development. This declaration contains basic assumptions and proposals for banking products, corporate environmental management and environmental reporting.

The signatories undertook to incorporate sustainability and the environment into the core banking activities. In 1999, Rabobank Group therefore laid down a policy based on the UNEP declaration. The policy explains how the Bank intends to incorporate sustainable development into its financial services, social initiatives and management.

### Effects of the sustainability concept

Focusing on sustainability has a clear effect on financial services. Tax rules which encourage sustainable enterprise and investments also give rise to new products, services and markets. In addition, legislation which restricts the burden placed on the environment also affects the services provided in existing markets. Although this offers Rabobank Group new opportunities as a financial service provider, it also requires new skills.

### Market leader in green project financing

Green financing requires extra efforts for the borrowing and lending of funds. Rabobank uses the funds placed with RG Groenrente Fund for financing projects which are recognised as green projects by the Ministry of Housing, Regional Development and the Environment. In 1999, an amount of € 146.5 million was thus used for financing green projects, an increase of 64% in terms of funds and of 49% in terms of numbers. In the largest category, bio-agricultural projects, the number of green projects financed increased by 36%.

**Green projects financed by Rabobank Group**
**(in EUR millions, including repayments)**


400
350
300
250
200
150
100
50
0
1995
1996
1997
1998
1999

**500th green project**
**The 500th green project was financed in June 1999, raising the total to 651,including the 213 projects financed in 1999. This makes Rabobank Group the market leader for the financing of green projects in the Netherlands.**

1) Rabobank Group reports in more detail on its activities in this field in its Sustainability Annual Report 1999.



"Because of its high profile as a financier to the food and agricultural sectors, Rabobank is closely involved in the pubic debate on the use of genetic modification. The expanded code of conduct states that this technology is one of the key factors to solving the global problems of public health, sustainable food production and renewable raw materials.

However, we must remain vigilant to possible dangers and objections that might arise. Expected results and opportunities have to be carefully weighed against potential risks. Accordingly, the Rabobank Group intends evaluating its involvement with this technology from a number of critical standpoints. There must be guarantees for the safety of people, nature and the environment, as well as for the welfare of animals.

We will treat the interests of society with great care and communicate openly with all those who study the subject deeply. In this way, we can continuously re-evaluate our views against increasing understanding and new knowledge. After all, this is a rapidly changing world we live in."

**RG Duurzaam Aandelen Fund**

In early 1999, Robeco Group introduced the RG Duurzaam Aandelen Fund. Robeco selects companies for this fund on the basis of socio-environmental, ethical and economic aspects. The RG Duurzaam Aandelen Fund achieved a return on investment of 59% in the first eleven months, which is considerably higher than the 45% realised by the Morgan Stanley global index (MSCI) during that period.

**New markets: renewable energy, water**

In 1999, Rabobank Group financed a number of wind parks both in the Netherlands and abroad. In 1999, the Solaris project - a joint venture including Rabobank, Stork, Greenpeace and Shell - started on the installation of 5,000 solar panels for private individuals. Additional financing included the construction of a water collection area, a purification plant and a sustainably-built water pump station. Rabobank expects to expand its activities in these field in 2000, on an international scale as well.

**Sustainability in agriculture**

The agricultural sector is also subject to drastic changes in the environmental field. Rabobank Group supports the development of sustainable production methods in traditional agriculture and pursues an active policy on bio-agriculture. An example is the 'biological pig breeding covenant' signed in 1999. This covenant says that the participants shall aim to expand the market for biological pig breeding in order to encourage an animal friendly and ecologically sound form of enterprise.

**Sustainability in lending**

The stricter environmental requirements imposed by the government and consumers affect Rabobank's lending operations. Damage to the environment and liability for this damage play an ever greater part in assessing the risks. In 1999, Rabobank singled out enterprises with increased environmental risk for special attention. Reports on credits granted contain a standard paragraph on the environment, based on a list used by the credit manager to evaluate the environmental risks to which a business is exposed. This paragraph will be playing an ever greater part in banking operations.

**Sustainability via dialogue and co-operation**

To keep in touch with society's views on the sustainability concept, Rabobank actively participates in dozens of national and international forums on sustainable development. In addition, Rabobank participates actively in various sustainable projects and social initiatives.

**Corporate environmental management**

Integrating corporate environmental management into Rabobank Group organisation is done in three ways. In the first place, Rabobank Group aims to reduce the use of natural resources and waste materials. In addition, Rabobank Group aims where possible to encourage the use of recycled raw materials or environmentally more benign raw materials. Wherever possible, the Group aims to compensate inevitable adverse effects, for example:

- Energy consumption is monitored in Rabobank Nederland buildings and at approximately 14% of the local Rabobanks. The use of energy by these units in the year under review rose slightly by 4% compared with 1995. This means that achieving the target of a 25% increase in energy efficiency in 2005 is still not in sight. At the end of 1999, new and supplementary measures and action points were adopted.
- At the end of 1999, 380 cash dispensing machines were operated using 'green electricity', generated by wind or solar energy, biomass or water power.
- Rabobank has introduced more environmentally friendly paper for all account statements and envelopes.
- In 1999, Rabobank Nederland laid down the transport policy for its own locations, the aim being to avoid unnecessary use of cars in favour of the bicycle and public transport. Interpolis introduced a similar transport plan with the same underlying objective.

**Monitoring sustainability in 2000**

The spearhead for 2000 is to implement a management information system to monitor and steer the results of Rabobank Group's sustainability policy. The system will be worked out in detail in 2000, allowing it to be implemented in stages in 2001.



More about sustainability?
Go to: www.rabobankgroup.com/results



"Apart from the Netherlands, Rabobank Group has also financed wind energy projects in Germany and the United States. In the US, these are very huge projects, mostly in exceptionally windy and uninhabited areas. However, the costs of adapting to energy grids and concluding contracts are high, the result being that only major market players can afford to get into wind energy. In Iowa, USA, Rabobank Group has jointly financed the wind farms Storm Lake I & II to the tune of about € 37 million. The farms will together produce 642 million kWh a year, enough to satisfy the annual energy needs of over 200,000 households."





## RESEARCH AND INFORMATION

Topical and reliable information is essential to be able to offer clients added value when providing financial services to them. That is why Rabobank is continually engaged in research work in various different fields. It makes its know-how available via advisers, publications, congresses and since 1999 via the 'knowledge bank' on its Internet site as well.

Knowledge is an indispensable link when providing financial services. If a client is to be aware of the added value of a bank as adviser, the services provided must be excellent and the bank's approach to the client must cover a wide range of fields, based on high-quality knowledge.

The quality of financial services depends on - among other things - a sound knowledge of the various sectors, social developments and tax rules and regulations. Since knowledge - such as investment information - can become outdated rapidly, it should be available promptly and in the proper form. Therefore, several group sectors carry out research work and distribute knowledge and information to clients and staff via a number of different channels.

### Investment information

As a rule, investment information must be up to date. Staff members of the Rabobank Investment Advisory Department, of the share and investment research institute IRIS and of Rabo Securities work closely together to make this information available. Their latest views and research results are available on-line for the investment advisers of local Rabobanks and Schretlen & Co. Since 1999, clients have access to much of this marketing and investment information via the Internet. In 1999, investment information was provided via:

**A bank made to measure:** on-line via a 'customisable' site of www.rabobank.nl;
**Ups and Downs:** a bimonthly magazine for active investors with tips and advice;
**Rabo Securities analysts reports:** these reports, which are intended for institutional investors, look at Dutch companies in an international perspective and provide sector research results.

### International research

Rabobank Group follows developments in the food and agri-business sectors very closely, among other things via the Food & Agri-business Research Department of Rabobank International. Examples of marketing studies published in 1999 include the following:

**The World of Sugar and Sweeteners:** this report provides information on the worldwide sugar and sweeteners sectors and contains analyses of the main topics and countries/regions.
**The World Food Markets:** this report describes developments in the world food markets which greatly depend on population growth and income trends.
**The Fight for Stomach care:** this report addresses subjects discussed at Rabobank

International's congress 'Global Food Supply & Retail' held in September 1999 in Paris. These subjects include consumer behaviour, the position of food retailers and food services, the role of brand development and globalisation.
**The Consolidating Feed Industry:** this report deals with the rather fragmented and locally organised compound feed industry and it provides reasons for up-scaling operations, cross-border activities and integration in the chain of animal food production.
**The World Wine Business:** this study is directed at factors that affect strategic changes and the choices the wine industry is facing.

### Industry sector information

To be able to keep clients up-to-date on developments in trade and industry and the services sector, specialists of Rabobank Nederland closely follow a wide range of sectors of industry. Their knowledge of markets and their views on trends and developments were expressed in a series of reports and lectures in 1999. Well-known publications include:

**Figures and Trends:** in this 23rd edition special attention is given to the topic of succession in a business in Dutch small and medium-sized enterprises. This annual survey describes developments and perspectives for 75 sectors of Dutch trade and industry.
**Import/Export:** this monthly bulletin offers a variety of views, business tips and background information on the economy, the market and the trading situation in a number of countries.
**Market studies:** these studies were published in 1999 and address accountancy firms, housing corporations, hotels, mental health care, the printing and media sector and the fashion retail trade.

### Agricultural studies

In 1999, Rabobank Group published four short reports for its agricultural clients and staff, presenting the Bank's views on the prospects for the following sectors: tree nursery, poultry farming (for both egg and meat production) and pig farming. Other publications are:

**The Greenhouse Sector:** this extensive report advocates stronger co-operation among greenhouse nursery associations in order to remain competitive internationally.
**Ways of financing Dutch agriculture and horticulture:** this up-to-date study provides a detailed picture of how the sector is financed and, among other things, distinguishes between leasing positions and ways of financing by means of equity and loan capital.

### Economic research

Rabobank Group's economists have a reputation to uphold in the field of economic research, not only in the area of strategically



"In a customer-focus bank like Rabobank, research has an important role to play. The ability to give clients concise analyses and views on emerging trends in the global economy, financial markets, various industries (especially in the Food & Agri sector) and companies; as well as concrete financing and investing ideas creates customer value. As such, research is an integral part of the Bank's business."



relevant macro-economic surveys, but also in market trends projection research. Specialists of Economic Research Group Support monitor economic, political and other relevant developments in many countries. In 1999, they reported on their findings in a large number of publications, which were made available to clients, such as: quarterly and monthly reports, reports on special topics, interviews, country reports on developing countries and contributions to regional research. A widely consulted study published in 1999 is:

**Forecast for 2000:** this report gives a forecast for the coming year of financial and economic developments (growth, interest rates and exchange rates) both at home and abroad. This report, entitled "Forecast for ...", has become a household word for many economists and corporate management boards. In December 1999, Rabobank's economists foresaw the following for the year 2000: a marked economic recovery in Europe, in which - in the Netherlands - exports will take over from national consumption as the engine of the economy, but in which tension in the housing and labour markets will increase at the same time.

### The environment and sustainability

To encourage sustainable development, staff members of Rabobank Group regularly initiate or implement research projects in the field of the environment and sustainability. Know-how in this field is applied within the group and made available to clients. A subject requiring attention within the field of sustainable development is sustainable construction, both residential and non-residential. Publications on this subject in 1999 include:

**Energy savings on business premises:** this subsidy guide on CD-ROM helps to avoid misunderstandings when applying for a subsidy for energy savings. This CD-ROM publication is updated regularly.
**Construction and renovation:** this brochure discusses the building process in stages and, in doing so, indicates where to apply sustainability and use sustainable materials.
**Ways of financing sustainable buildings:** this book deals with how to finance sustainable building, for development projects, housing projects (rental and purchase) and non-residential building projects.



More about research and information?
Go to: www.rabobankgroup.com/results





Member of Comunidad Chayotepec for the village of Santa Maria Guienagata.

"I am the delegate from my village to UCIRI, a co-operative of Indian communities in southern Mexico. This organisation is very important for us. We received help from Rabobank Foundation to get organised, and were then able to take care of the improvements ourselves. Now, after 15 years, I have become a joint exporter of Max Havelaar coffee. The co-operative does not concentrate only on export. We also run a hospital, a bus to and from the valley, a bank and an agricultural school. Picking coffee beans is still hard work, but the good thing is that I can now offer my children a better future."



## FUNDS AND SPONSORING

Not only does Rabobank Group want to be an excellent financial services provider, it also wants to contribute in other ways to economically, socially and other desirable developments both at home and abroad. To this end, the group joins forces with other partners via funds and sponsoring.

In 1999, Rabobank Group supported thousands of small and large projects in the fields of the economy, welfare, art, culture and sports, locally, nationally and internationally. Rabobank Nederland and the local banks contributed some € 36 million in 1999. In addition, the other group entities made substantial contributions by way of support or sponsoring.

Rabobank Group's commitment is not limited to donations, subsidies and sponsoring, but often also includes making available know-how, people and facilities. In addition to the contributions by local Rabobanks and group subsidiaries, Rabobank operates four funds, each with a specific objective.

### Rabobank Foundation (1973)

This foundation supports projects in countries with developing economies as well as social projects in the Netherlands. The funds are provided by the local banks, which are asked to make available 1% of their annual profits. Rabobank Nederland doubles these contributions. As a result, the Foundation was able to contribute € 4.3 million in 1999 in the form of donations, loans, participations and technical assistance. € 1.1 million of this was used for projects in the Netherlands and € 3.2 million for projects in developing countries.

Contributions in the Netherlands relate mainly to projects for people who are socially underprivileged because of a physical or mental handicap. Projects to which Rabobank contributed in 1999 include:

- Emergency relief for the homeless;
- The development of information material and games for stimulating the learning capacity of mentally handicapped persons;
- The combination 'agriculture and care' for assisting groups of people with a psychiatric, mental and/or physical handicap.

In developing countries, the Rabobank Foundation assists in setting up savings and credit systems to give people access to funds for organising economic activities.

In 1999, the projects supported included:
**Honduras:** the opening of a credit line for prefinancing coffee exports under the Max Havelaar quality mark.
**Somalia:** donations to women's organisations for setting up a savings and credit programme.
**Cameroon:** providing a manager for setting up a co-operative bank under the ownership of primary credit unions.

Rabobank Foundation
***Over the years, the Rabobank Foundation gained extensive experience in setting up micro-credit systems based on the co-operative principles of Raiffeisen***





"One of the special things about the Robeco Summer Concerts - it will be the 12th series in 2000 - is the close collaboration on the organising. Robeco takes care of the marketing and Concertgebouw Amsterdam the musical content. With each having distinct responsibilities, we make the best use of our knowledge and experience. And of course, we take each other's suggestions seriously.
This approach is successful. Since the Summer Concerts started, the number of visitors has grown by 500%, so that the event has become a major festival. The programme was originally just classical music, but now includes some big stars from a wider range, from jazz to, say, world music. It reduces cultural barriers in many ways, with a high-quality programme and tickets that are still low in price."

**Bangladesh:** granting a loan for micro-credits to groups with a link to an official savings and credit co-operative.

### Project Fund (1984)

Via the Project Fund, Rabobank Group supports innovative projects to assist Rabobank members which would not have succeeded without this support. Key factors for assessing the needs are either the interests of the members or economic interests in general; no commercial performance is demanded in return.

**Project themes**
**The themes of the projects supported in 1999 vary between quality assurance, the environment, sustainability, rural development and sales promotion.**

In 1999, the Project Fund granted contributions amounting to € 1.8 million (1998: € 1.8 million) for 55 (1998: 65) projects. Two examples are:

**AGF Vitaal:** with this pilot project, the industry association AGF Detailhandel Nederland and Stichting 'De Echte Groenteman' aim to create a commercial joint undertaking of retailers in the vegetable and fruit sector in order to halt their declining market share.
**Egg shells as a raw material for building products:** by means of a new method, egg shells can be used to make a raw material for building products. This raw material might even replace the mineral currently used as a binding agent for limestone. The Project Fund contributes to the cost of testing and trying out the new raw material.

### Guarantee Fund (1985)

The Guarantee Fund Rabobanken aims to assist starting or up-and-coming businessmen while they have not yet built up sufficient capital. It stands surety for risk-bearing subordinated incentive loans. The local Rabobanks thereby facilitate promising initiatives for starting or up-and-coming entrepreneurs.
In 1999, the fund issued guarantees to an amount of € 27 million (1998: € 31 million) on behalf of 226 (1998: 288) businessmen. Since its formation in 1985, this fund has issued guarantees in excess of € 193 million.

### Herman Wijffels Fund (1999)

This most recent incentive fund has been named after Herman Wijffels, who served as chairman of the Executive Board of Rabobank Nederland for 12.5 years.
He left the organisation in March 1999 to become chairman of the Socio-economic Council. This fund aims to stimulate young people in creating innovative forms of enterprise, which - in addition to making profit - also serve the public interest. To this end, the fund will create opportunities for traineeships and/or training courses at co-operative organisations. After having completed the necessary formalities for its formation, it will start operating in 2000.

## SPONSORING

**In addition to the predominantly idealistic funds, Rabobank Group also provides funds as part of its sponsoring policy, which is more than just giving money in exchange for a market profile. The group aims for close relationships and intensive co-operation which will benefit both parties. Rabobank Group works closely together with several social partners in both sports and cultural projects and social projects.**

### The Rabobank Cycling Plan

The sporting results of the Rabobank Cycling Plan in 1999 were impressive. Most publicity was devoted to the professional team which came first in the World Cycling Cup and which ranked second on the list of the international cycling union (UCI). At the end of the year, team leader Michael Boogerd ranked second in the world, both in the World Cup events and the individual UCI list. Out of the limelight of the media, the junior and amateur cyclists in this plan performed beyond expectations and for the second year in succession the number of members of the Royal Dutch Cycling Union increased substantially, among the younger generation in particular.

### Floriade 2002

Rabobank is 'First Founder' of Floriade 2002, the world market-gardening fair in Haarlemmermeer. Interpolis, De Lage Landen and Rabobank Haarlemmermeer will also take part in this mega-event. The close co-operation with the Floriade was manifested for instance in the pioneering role which Rabobank played in developing the new house style of Floriade 2002.

### Foster Parents Plan

In 1999, a humanitarian trainee programme was organised in co-operation with AIESEC, the international student organisation, and Foster Parents Plan. During the summer of 1999, eight students completed their trainee course at Foster Parents Plan projects in China, Vietnam, Brazil and India. In addition, Rabobank staff members also participated in other Foster Parents Plan activities.

### Willem II

Interpolis was again the main sponsor of soccer club Willem II in 1999. This further improved Interpolis's market profile, partly thanks to the participation of Willem II in the Champions League. The insurance company is highly satisfied with the club's performance and charisma: a place in the top third of the table with attractive, attacking soccer played before an enthusiastic crowd.

Partly for that reason it was decided to renew the existing sponsorship contract for another two years. This means that Interpolis will in any event support Willem II until mid-2002.

### Dutch National Volunteer Centre

Salient features of our co-operation with the Dutch National Volunteer Centre are the professionalisation of volunteer organisations and increasing the appreciation shown for this work. This is spotlighted by the presentation of 'The National Compliment', the annual prize awarded by Dutch National Volunteer Centre and Rabobank for outstanding volunteer projects.

### Royal Dutch Hockey Association

A noteworthy achievement in the context of Rabobank's relationship with the Royal Dutch Hockey Association (KNHB) is the European title won by the Dutch ladies' hockey team in September 1999. With this feat, the ladies qualified - following the example of the Dutch men's team - for the Olympic Games in Sydney 2000.



More about funds and sponsoring?
Go to: www.rabobankgroup.com/results



## FINANCIAL DEVELOPMENTS

The volume of activities grew in all fields of our financial services. Lending was up 22%, while funds entrusted increased by 11%. The volume of assets managed and kept in custody for our clients rose by 27%. Premium income from our insurance business was up 15%.

The growth of activities for our clients as reflected in the balance sheet and profit and loss account of Rabobank Group is discussed below. A good financial performance is a prerequisite: to be able to provide customer value in the future as well, the financial basis must be sound.

Rabobank Group aims to achieve the following financial targets. These have been readjusted to the strategy adopted in 1999:

- a tier I ratio of 10.0;
- a return on equity of 10%;
- an income/operating expenses ratio of 1.60.

Rabobank Group aims to achieve these targets on an averaged basis over a number of years. If the volume of services grows more rapidly than net profit, this can result in pressure on solvency ratios, as was the case in the past few years. To be able to finance years of exceptional growth, Rabobank Group aims for higher solvency ratios rather than lower ones. But the Bank always aims to ensure that its targets are within reach in such periods. To this end, measures were taken, or prepared, within Rabobank Group in 1999 to increase its effectiveness and efficiency.



"Almere has been working from the very beginning with people from Rabo Vastgoed. In those 25 years, the relationship has always been pleasant and relaxed. If it were up to us, we would carry on together for at least another 10. When you deal with people from Rabo Vastgoed, you are always struck by their local involvement. Rabo Vastgoed allows for local conditions and the human dimension. And that is important, especially for a large and rapidly growing town like Almere."







NOTES TO THE BALANCE SHEET

# Consolidated total assets grew by € 31 billion to € 281 billion, an increase of 13% compared with 1998. The tier I ratio was equal to the target of 10.0.

The growth in total assets in 1999 is fully attributable to the growth in lending and the resulting need for funding. Owing to developments in internal banking operations, the other asset items remained unchanged compared with 1998. The situation in the international banking operations of Rabobank Group stabilised in 1999, following a sharp rise in activities and total assets in previous years.

## THE ASSETS SIDE OF THE BALANCE SHEET

### Total lending

Total lending by Rabobank Group rose by € 30.5 billion to € 170.5 billion, an increase of 22%.

The loans portfolio is made up as follows:

- public sector lending;
- professional securities transactions;
- private sector lending.

### Public sector lending

Public sector lending fell from € 1.7 billion at the end of 1998 to € 1.3 billion at the end of 1999.

### Professional securities transactions

Professional securities transactions[1] rose sharply by € 4.2 billion (97%) to € 8.6 billion.

### Private sector lending

Private sector lending increased by € 26.7 billion (20%) to € 160.6 billion. All clients in the private sector, i.e. corporate clients in the agricultural sector, corporate clients in trade and industry and the services sector and private individuals, borrowed more.

Private sector lending
(in EUR billions)


75
50
25
0
Agricultural
TIS
Private individuals
1997
1998
1999

### Agricultural sector

Corporate clients in the agricultural sector borrowed € 3.7 billion more in 1999, thus raising the agricultural sector loans portfolio to € 30.0 billion. This rise was mainly attributable to companies in the international food and agri-business sectors. Lending to this sector was up 23%. Corporate clients in the primary agricultural sector borrowed 7% more.

**Growth in lending**
**Loans to the agricultural sector rose by 14%, loans to trade and industry and the services sector by 24% and loans to private individuals by 20% compared with 1998.**

1) These are reverse repos, transactions on the institutional market in which an owner of securities (who regards this as a repo transaction from his point of view) sells these securities to the bank, subject to the condition that he will repurchase them on a certain date and at a certain pre-fixed price. In effect, the bank grants the seller a loan for the limited term of the transaction, accepting the securities as collateral.

### Trade and industry and the services sector

Trade and industry and the services sector borrowed € 11.3 billion (24%) more in 1999, raising the total loans granted to this sector to € 59.6 billion.

### Private individuals

Private individuals borrowed € 11.7 billion more than in 1998, a rise of 20%. This raised the total loans granted to private individuals to € 70.9 billion at 31 December 1999.
The housing market was again the main driver. € 69.0 billion of the total loans granted to private individuals consist of mortgage loans.

**Lending by unit**
**This chart shows that all Rabobank Group units increased their loan portfolios**


Other units
International banking business
Local banking business


Lending by unit
(in EUR billions)
180
150
120
90
60
30
0
1997
1998
1999

Loans granted to private individuals by local banks increased by € 15.2 billion to € 109.4 billion, up 16% on 1998.

Private sector lending by Rabobank International totalled € 39.1 billion at 31 December 1999, an increase of € 8.6 billion compared with 31 December 1998.

The share of the other units of Rabobank Group in the growth in lending amounted to € 2.9 billion. The loan portfolios of De Lage Landen, Nedship Bank, Robeco Group and Interpolis totalled € 12.1 billion at 31 December 1999.

## THE LIABILITIES SIDE OF THE BALANCE SHEET

### Funds entrusted up 11%

Funds entrusted grew by € 13 billion to € 128 billion, 11% more than at the end of 1998. The item Funds entrusted consists of two components: traditional savings and other funds entrusted. This latter category includes, among other things, savings deposits of corporate clients, deposits on transfer accounts of private individuals and cash and other deposits of institutional clients. Other funds entrusted rose by € 9.3 billion (15%) to € 73.4 billion. The rise consists largely of current account balances of private and corporate clients.

### Savings accounts

Savings accounts grew more rapidly than in previous years. Organic growth amounted to € 3.4 billion (7%) in 1999, as against € 1 to 2 billion in the years 1995, 1996, 1997 and 1998. Total savings reached € 54.0 billion at the end of 1999.

### Growth in other liability items

For the funding of the growing volume of services, the item Debt securities was raised by € 2.8 billion (7%) to € 44.0 billion.

The item Banks was up € 7.6 billion (15%) to € 59.1 billion, largely on account of professional securities transactions.

Provisions increased by € 2.3 billion to € 13.0 billion, € 11. 7 (9.8) billion of which relates to the technical reserves of Interpolis, the insurance subsidiary.

### Increase in group equity

Rabobank Group's reserves increased by € 1.5 billion to € 11.9 billion. Group equity rose by € 2.4 billion to € 15.0 billion. This amount includes the financing preference shares issued at the end of 1999. This was the first time in its history that Rabobank Group strengthened its capital base in such a way.
A total of € 650 million was raised. Clients of

local banks invested € 250 million in these financing preference shares.

### Solvency ratios

In the financial world, the Tier I ratio and the BIS ratio are the most commonly used solvency ratios. The Tier I ratio is calculated by dividing the core capital by the total of risk-weighted assets, 75% of which consist of loans at Rabobank Group. In line with the growth in volume of services provided (loans in particular), the total of risk-weighted assets increased by € 15.4 billion (13%) to € 129.8 billion. Core capital rose more slowly by 10%.

### Movements in core capital

The Bank's core capital rose more slowly than the total of risk-weighted assets, the reasons being the less rapid increase in net profit (9%) and the acquisition of Tokai Financial Services and the goodwill paid on the deal. On the other hand, the Bank's core capital was strengthened by the issue of financing preference shares at the end of 1999.

### Tier I ratio: 10.0

The tier I ratio amounted to 10.0 at 31 December 1999, exactly the target set by Rabobank Group and comfortably exceeding the 4 minimum requirement imposed by the supervisory authorities. In 1998, the Tier I ratio was 10.3.

### BIS ratio: 10.5

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio declined to 10.5 in 1999, from 11.1 in 1998. Half of this decrease was due to the abolition of members' liability, which in 1998 was still included to an amount of € 0.4 billion in the Tier II capital.

The strong growth in the demand for lending put some pressure on capital ratios. Some pressure on solvency ratios is inherent in the strong growth in lending, since the capital adequacy requirement applies immediately after a loan is granted, whereas the return is spread over the full term of the loan.

### Off-balance-sheet activities

Rabobank Group increasingly acts as an intermediary between parties by means of activities not shown in the balance sheet. These activities include guarantees, irrevocable commitments and derivatives, instruments used by clients in particular to hedge their interest and currency risks. Derivatives demand has grown significantly in the past few years.

The notional value of the contracts outstanding at 31 December 1999 (derivatives in particular) was up by € 1,192 billion to € 2,003 billion compared with the end of 1998. The amounts contracted reflect the extent to which Rabobank Group is active in these fields.
The credit risk incurred on these instruments is comparable to € 23.7 (16.7) billion in loans.

# NOTES TO THE PROFIT AND LOSS ACCOUNT

Net profit increased by 9% in 1999. At 9.8% and 1.41, the return on equity and the income/operating expenses ratio lagged behind the targets of 10% and 1.60 respectively.

## INCOME

**Total income rose by € 989 million to € 6,821 million in 1999, a rise of 17% as against 11% in 1998.**

### Sharp rise in interest income

Interest income increased by € 684 million to € 4,465 million, an increase of 18% compared with the significantly lower 7% rise in 1998. This sharp rise is mainly attributable to the growth in regular lending and interest-related activities on the financial markets. In 1998, the revenue from non-interest-bearing liabilities was under pressure from the relatively sharp fall in interest rates.

### Commission

Commission income was up 22% in 1999, rising by € 223 million to € 1,234 million. Commission on funds transfers, foreign exchange arbitrage and insurance activities have been a comparatively stable factor over the years. The rapid rise in commission in the past few years is accordingly mainly attributable to the growing investment activities of our clients (securities brokerage) and the increase in assets managed (other commission).

### Securities brokerage

Clients placed 2.20 (2.65) million securities and options orders in 1999, resulting in a 22% fall in securities brokerage to € 282 million. The growing popularity of the Rabo Order Line and investing via Rabobank's Internet site - at lower commission rates - also had an adverse effect on securities brokerage.

**Commission up 22%**

**This chart shows the movements in commission income in recent years.**


Movements in commission
(in EUR millions)
1.500
1.200
900
600
300
0
1995
1996
1997
1998
1999
Other
Securities
Insurance
Funds transfers and foreign exchange arbitrage

### Other commission

Other commission was up € 229 million (83%) to € 504 million. This income consists of asset management fees received by the Robeco Funds and the results of the US asset manager Weiss, Peck & Greer, which was acquired by Robeco in 1998.

### Other income

Income from securities and participating interests rose by € 13 million (5%) to € 299 million. The rise consisted of realised gains on shares from the investment portfolio and the sale of a number of participating interests. The results on financial transactions increased by € 6 million (3%) to EUR 190 million.

Other revenue, including underwriting results on insurance contracts of Interpolis, was up € 63 million (11%) to € 633 million.

## EXPENSES

**As a result of the increase in activities, operating expenses rose by € 742 million to € 4,841 million, up 18% on 1998. Operating expenses consist of staff costs, other administrative expenses and depreciation.**

### Staff costs

Staff costs increased by € 414 million (17%) to € 2,860 million. In addition to the rise in salaries, the increase in the number of employees owing to the continued growth in services also played a role. The number of full-time jobs rose by 2,914 to 48,224 in 1999; over 10% of this growth was realised abroad.

### Other administrative expenses and depreciation

Other administrative expenses were up € 250 million (19%) to € 1,594 million. Owing to investments in buildings and fixtures and fittings, depreciation was up € 78 million to € 387 million, a rise of 25%.

### Income/operating expenses ratio

Since the increase in operating expenses (18%) was higher than the rise in income (17%), the income/operating expenses ratio fell from 1.42 at the end of 1998 to 1.41 at the end of 1999. This is still far below Rabobank Group's target of 1.60, which underlines the importance of the performance improvement programmes launched in 1999. These should provide a strong impulse towards raising the income/operating expenses ratio to 1.60. The performance improvement programmes are directed both at improving income and at reducing costs, the emphasis clearly being on slowing the rising costs: we will have to work more efficiently.

### Value adjustments to receivables

This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. As a result of an increase in lending, and accordingly the associated risks, the item Value adjustments to receivables was up € 10 million (3%) to € 350 million in 1999.

### Fund for general banking risks

Given the increase in interest rate risks, € 100 million was added to the fund for general banking risks.

### Operating profit up 14%

The operating result (income less operating expenses) rose by € 247 million (14%) to € 1,980 million.

### Operating results by group unit

The operating profit of the local banks amounted to € 1,144 million, virtually the same as the € 1,136 million achieved in 1998. The international banking business recorded a rise in operating profit of € 61 million (25%) to € 304 million.
The profit of Interpolis, the group's insurance company, showed an increase of € 19 million (11%) to € 187 million.

The asset management activities of Robeco, International Private Banking & Trust and Schretlen & Co together realised a profit of € 156 million, double that of 1998. The results of the other units, including De Lage Landen, were up € 76 million (67%) to € 189 million. This strong rise was the result of both organic growth and acquisitions.

Developments in the results of asset management, insurance and other units were satisfactory, which cannot be said to the same extent for the results of the local and international banking business. Performance improvement measures were therefore prepared and implemented at these units in particular in 1999. The first effects to come through already resulted in some improvement in 1999. The programmes will be vigorously continued in 2000 and further improvements are expected.

Operating results

**This chart shows a breakdown of the operating result by Rabobank Group unit.**


Operating result by group unit
(in EUR millions)
1.250
1.000
750
500
250
0
Local banking business
International banking business
Asset management
Insurance business
Other units
1998
1999

## NET PROFIT

### Net profit up 9%

After value adjustments to receivables, a tax burden of 28% and third-party interests of € 87 million, net profit amounted to € 1,020 million, a rise of € 84 million (9%) on 1998.

### Profit appropriation

The net profit will be added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to provide customer value in the future.

### Prospects for 2000

For 2000, we expect continued, albeit slightly flatter growth in services. The performance improvement programmes launched in 1999 are expected to bear fruit. Barring unforeseen circumstances, we therefore expect an increase in net profit in excess of the 9% rise achieved in 1999. This is in line with Rabobank Group's long-term target of achieving an average rise in net annual profit of 10% over a number of years.



## RISK MANAGEMENT

Banking activities always involve some risk. To a considerable extent, banks decide themselves which degree of risk they consider acceptable. Rabobank Group has opted for a moderate risk profile. Its risk culture is both prudent and professional.

The degree of a bank's exposure to risks largely determines the minimum capital and reserves it requires. This is currently determined on the basis of somewhat general legislation, imposed by the supervisory authority. Rabobank's capital adequacy ratio comfortably exceeds this minimum requirement.

### Economic capital

In Basle, supervisors from all over the world are preparing a new capital adequacy accord in consultation with banks from various countries, including Rabobank. This new accord is expected, in outline, to result in banks themselves initially deciding how much capital (and reserves) they should carry. This proposal is intended for the longer term but may also be adopted earlier where possible. This economic capital should be based on a bank's actual risk exposure applying a certain probability factor. The capital thus determined for each unit of a bank will serve as an instrument for the financial management of a bank. This will show whether results are in a reasonable proportion to risk exposure and will be an extra stimulus for controlling or reducing these risks as efficiently as possible.

### Balance sheet and Risk Management Committee

At group level, the Bank's risk policy and the monitoring of developments is the responsibility of the Balance sheet and Risk Management Committee. This committee lays down general standards for measuring risks and setting limits.



"Of course we have always managed operational risks. We are an AAA bank and also for that reason we cannot afford to neglect internal controls and procedures. Recently, these risks have received more attention on a central level on a more systematic basis, from the supervisor as well as from us. In the future, we want to express the operational risk as a single index. This demands considerable co-ordination, as practically all departments are exposed to operational risk."



### Market risk

Market risk involves changes in value of the trading portfolio as a result of movements in interest rates, foreign exchange rates and share prices. Top management is informed of the Bank's global risk profile on a daily basis.

The Bank's exposure to market risks is calculated using centrally developed risk models and systems which have been assessed and accepted by the Dutch Central Bank (DNB). These market risk models are partly based on statistical estimates of fluctuations in the value of the Bank's various portfolios.
This risk criterion, referred to as the Value at Risk, is based on historical data and describes the maximum loss Rabobank can suffer with a certain degree of probability within a certain short period (one to ten days).

The Value at Risk, consolidated over all trading portfolios, fluctuated in 1999 between € 3 (5.5) million and € 9 (11) million, and averaged € 5 million, a decrease on the already moderate market risks in 1998.

**Market risk models extended**
**In the year under review, special attention was devoted to extending the market risk models to include credit risks, with regard to value changes in the credit-worthiness of issuers of traded securities, as well as the chances of their defaulting.**

The effects of severe breaches in market trends on the value of Rabobank's portfolio is reported to top management as part of the 'Event Risk Management'. Where necessary, positions which would incur unacceptably large losses as a result of these effects are adjusted. In the year under review, this Event Risk Management was extended to the individual portfolio level.

### Interest rate risk

In the non-trading environment, market risks should likewise be constantly monitored and controlled, especially the interest rate risks resulting from mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Long-term risks - involving the sensitivity of the Bank's market value to interest rate fluctuations - are measured and controlled by means of Equity at Risk. Short-term risks are measured and controlled by means of the Income at Risk concept. This is the maximum amount of net interest income which is put at risk on an annual basis with a reliability level of 97.5%. In 1999, calculations were based on a maximum rise in the various interest rate types by 1.5 to 1.75%. Based on these figures, the maximum risk in the year under review amounted to approximately 5% of the net interest income.

### Credit risk

Credit risk policy is based on a sophisticated system of decision-making powers and procedures. Rabobank's loans portfolio has a relatively low risk profile. The long-term average of loan losses (the most recent years carrying most the weight) amounts to 0.22% of the nominal amount outstanding. In the year under review, a great deal of attention was devoted to improving internal management information systems. The aim is to adapt the internal credit ratings in such a way that they can also be used to determine the minimum capital required under the expected rules of the supervisory authorities for the banking industry. As a result, the minimum capital required to cover the credit risk will better reflect the Bank's actual risk exposure than has been the case until now.

#### Liquidity risk

The liquidity risk is the risk that the Bank is unable to meet its obligations with regard to its borrowings. Rabobank easily meets the requirements imposed by the Dutch Central Bank. In addition, the Bank has developed a system for managing liquidity risk which partly serves to support decision-making on the funds (and their maturities) Rabobank Group raises on the institutional markets.

In the year under review, special attention was devoted to the possible consequences of the year 2000 issue. To cater for possible problems, a special portfolio was created, which could have been used in the event of any liquidity deficits. Fortunately, there was no need to implement the measure.

#### Operational risk

Operational risk is sometimes regarded as a 'remaining risk' involving all risks other than market, interest rate or credit risk. More precisely defined, it is the risk of any direct or indirect losses arising from deficiencies in procedures and systems and from human failures.

Managing operational risk is primarily the responsibility of line management. Rabobank Group is currently preparing a more detailed approach aimed at reducing operational risks on the basis of self-assessments. Events will also be recorded more systematically, given the essential need to quantify operational risk.





"One of the activities of Rabobank International in Indonesia is financing the palm oil industry. It was this particular sector that attracted world attention in 1999 through huge, illegal forest fires for clearing tropical rain forests and rumours about human rights' violations. The Environmental Protection Society and Greenpeace have asked Rabobank to explain its involvement in this industry, and we now want to set the record completely straight.

We only finance projects that meet the environmental guidelines set by the World Bank and we specifically supervise adherence to them. We do this by assessing the situation on the spot ourselves, or by calling in specialists, such as the French organisation CIRAD (Centre de Cooperation Internationale en Recherche Agronomique pour le Developpement). Despite the negative reports about some palm oil plantations, we intend remaining active in the sector.

The plantations established as part of the Indonesian government's Plasma Programme, which gives 50% of the land of new plantations to the local population, are especially attractive to us. The programme also requires the plantation company to pay a fixed price for palm oil produced by the local population.

The programme has proved itself as a basis for further development and prosperity. So it is particularly unfortunate that Indonesia is currently lacking sufficient funds for the programme. Maybe the World Bank can lend a helping hand. I also see a useful role for the Indonesian environmental movement. Together with the Indonesian government, it could devise a set of uniform standards that palm oil plantations would have to meet."



## CO-OPERATIVE GOVERNANCE

More than 4,000 Directors and Supervisory Directors decide the policy of 424 local Rabobanks. The banks are the members of Rabobank Nederland. In 1999, the representatives of the co-operative banks again met regularly to discuss strategic and policy matters with the Supervisory Board and the Executive Board of Rabobank Nederland.

Rabobank's co-operative structure has several executive levels, each with duties and responsibilities of their own. Discussion and opinion-forming take place with the aim of reaching consensus. This safeguards quality and acceptance in taking and implementing policy decisions.

**Local management**
**Rabobanks are co-operatives operating locally. Their directors are elected by and from among the members of the bank. In addition, a general manager of a local Rabobank also has a seat on the Board of Directors as manager-director.**

### The Boards of Directors of local Rabobanks

The board is responsible for the bank's policy, which includes providing guidelines - on behalf of members and clients - on how the bank responds to the needs of clients and to relevant developments in its operating environment, all subject to the limits set by the articles of association and within the policy of Rabobank Group. Managing the banking operations forms part of the duties of the manager director.

In 1999, 4,000 people formed part of the network of directors and supervisors of local Rabobanks in the Netherlands. In addition to the more than 400 manager-directors of the local Rabobanks, the number of elected directors totalled 1,676 (1,750) at the end of 1999, of whom 1,587 were men and 89 women. Their average age was 53.3 (53.6) years. In 1999, 145 (190) elected directors stepped down and 86 (54) new ones were appointed. On average, elected directors remained in office at one of the local Rabobanks for a period of 13.2 (12.7) years.

### The Supervisory Boards of the local Rabobanks

In addition to a Board of Directors, all 424 Rabobanks have a Supervisory Board. This Board supervises the policy of the local bank and sees to it that the interests of all those concerned are served fairly. In total, there were 2,075 (2,178) Supervisory Board members at the end of 1999, of whom 1,812 were men and 263 women. Their average age was 50.7 (50.8) years. In 1999, 209 (272) Supervisory Board members stepped down and 180 (162) new ones were elected. Their average term of office was 9.8 (9.5) years.

### General meetings of local Rabobanks

The general meeting is the body in which members of the local Rabobanks exercise their voting rights and to which the Board of Directors reports.

### Regions and Regional Delegates Assembly

The 424 local Rabobanks are divided into 20 regions. Representatives of the local Rabobanks meet regularly at regional meetings to discuss matters of policy. Each region has a Regional Delegates Assembly consisting of six members. Together, the 20 regional assemblies send 120 members to the Central Delegates Assembly meetings. These constitute the Rabo Parliament as it were, a panel of elected directors, supervisors and banking professionals. The Executive Board, the Board of Directors and the General Meeting of Rabobank Nederland ask the Central Delegates Assembly for advice in their decision-making.

In 1999, the Central Delegates Assembly met five times; the topics discussed included matters of strategy and policy. Sometimes, widely varying opinions and regional views emerge at these meetings. In 1999, the Central Delegates Assembly took resolutions on, among other things:

- The strategic framework for Rabobank Group;
- The cost savings programme 'De Cost en de Baet';
- Distribution policy 2000 and beyond;
- Rabobank Corporate Clients;
- Securities services;
- Membership policy and recruitment;
- Code of conduct for Rabobank Group;
- Agricultural policy;
- Strategic alliance with DG Bank.

### Managing Rabobank Nederland

Managing the umbrella organisation Rabobank Nederland is the joint responsibility of the Board of Directors and the Executive Board.

- The Executive Board conducts the management of the group consisting of Rabobank Nederland and its subsidiaries. In addition, it takes resolutions on the banking operations of the member banks. It also supervises the member banks on behalf of the Dutch Central Bank.
- The Board of Directors focuses mainly on the Bank's co-operative mission and the interests of the members. More specifically, it focuses on promoting the proper functioning of the co-operative and the co-operative culture, safe-guarding co-operative banking and monitoring the activities of Rabobank Nederland as a group on major points. In addition, the Board of Directors decides on all matters relating to the relationship between the co-operative Rabobank Nederland and its members (the member banks), as well as on the relationship between the banks themselves. To this end, the Board of Directors meets regularly with the Executive Board.

### The Supervisory Board of Rabobank Nederland

The Supervisory Board supervises the conduct of affairs of the Board of Directors and the Executive Board. Its role is comparable to a supervisory board of a company.
The Supervisory Board of Rabobank Nederland met seven times in 1999.

### General Meeting of Rabobank Nederland

The General Meeting of Rabobank Nederland is the body in which the member banks exercise their voting rights. It met in Utrecht on 10 June 1999. At that meeting the Board of Directors and the Executive Board reported on their conduct of the Bank's affairs in 1998 and the Supervisory Board on its supervision thereof.



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### Regular meetings

**In 1999, the Board of Directors and the Executive Board held 17 meetings. In addition, the Board of Directors paid five regional visits in 1999 and held a two-day study conference on strategic developments within Rabobank Group.**

"The Central Delegates Assembly's decision to heartily endorse the incentive scheme as part of co-operative renewal was a real administrative experience for me. I have only been Chairman of the Zeeland-Delta district a short time - since mid-1999 - but in that period there has been no end of talk on the matter. So it surprised me somewhat that the subject produced such a great deal of discussion. Being able to offer a small material incentive is simply necessary to keep up the membership. This was also clear from polls among customers. As far as this issue is concerned, membership certificates represent the final step in co-operative renewal. Now we are ready. We have the staff and a complete package to really start attracting new members."



# REPORT OF THE SUPERVISORY BOARD OF RABOBANK NEDERLAND

### Financial statements

In compliance with the provisions of article 69 of the articles of association of Rabobank Nederland, we have examined the report and the financial statements. Partly on the basis of the auditors' report issued by Ernst & Young Accountants, we propose that the General Meeting of Rabobank Nederland adopt the financial statements for 1999 and appropriate the profit as proposed.

### Endorsement of the conduct of affairs

In accordance with the provisions of article 19 (g) of the articles of association, we propose that the General Meeting of Rabobank Nederland endorse the Board of Directors' and the Executive Board's management of the Bank's affairs and the Supervisory Board's supervision thereof.

### The Supervisory Board in 1999

The Supervisory Board met seven times in 1999. The main subject of discussion was the state of affairs at Rabobank Nederland and its affiliated entities. The co-operative's objectives and strategy, and the concomitant risks as well as the mechanisms for controlling financial risks were discussed, partly on the basis of reports of the Executive Board. As regards strategic policy, attention was devoted to the development of the multidomestic concept and - in the context of international co-operation - to launching the negotiations with DG Bank. In addition, approval was given for the transfer of Nedship Bank to Deutsche VerkehrsBank and the acquisition of Tokai Financial Services, among other things.

Other topics discussed were the Bank's financial policy and reporting thereon. This included the evaluation of the key financial figures, such as the financial statements and half-year figures, the auditors' report and the management letter. The Financial Economic Committee played a preparatory role in the evaluation of financial policy and financial reporting.

The Committee of Appeal of the Supervisory Board passed judgement in three cases in 1999.

On several occasions, the Supervisory Board sought advice on the progress made on the year 2000 project.

The items that were given special attention in 1999 included:

- The Bank's approval policy;
- The evaluation of the Bank's financial policy;
- Duties and procedures observed by the Financial Economic Committee (for example with regard to the preparatory role in assessing major financing projects);
- Several aspects relating to the development of the co-operative concept;

### Supervisory Board membership in 1999

At the General Meeting of Rabobank Nederland on 10 June 1999, Mr David Luteijn and Mr Joop Hermsen retired by rotation. They were both reappointed.

Utrecht, 9 March 2000

### The Supervisory Board of Rabobank Nederland

D. Luteijn, *Chairman*
A.H. van der Zwaan, *Deputy Chairman*
H.G.J. Hermsen, *Secretary*
S.E. Eisma, *Deputy secretary*
M.J. Varekamp
M.A. Bierens
N.H. Douben
Y.C.M.T. van Rooy
H.C. Scheffer
A.W. Veenman





# CONSOLIDATED BALANCE SHEET

at December 31, 1999 (after profit appropriation)

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | | 2,327 | | 1,507 |
| Short-term government paper | | 1,179 | | 2,429 |
| Banks | | 24,599 | | 23,668 |
| *Public sector lending* | *1,346* | | *1,704* | |
| *Private sector lending* | *160,597* | | *133,899* | |
| *Professional securities transactions* | *8,549* | | *4,345* | |
| Lending | | 170,492 | | 139,948 |
| Interest-bearing securities | | 61,217 | | 67,332 |
| Shares | | 8,215 | | 5,726 |
| Participating interests | | 174 | | 155 |
| Property and equipment | | 3,652 | | 3,304 |
| Other assets | | 3,071 | | 1,263 |
| Prepayments and accrued income | | 6,292 | | 4,386 |
| **Total assets** | | 281,218 | | 249,718 |
| **Liabilities** | | | | |
| Banks | | 59,106 | | 51,497 |
| *Savings* | *54,044* | | *50,690* | |
| *Other funds entrusted* | *73,483* | | *64,136* | |
| Funds entrusted | | 127,527 | | 114,826 |
| Debt securities | | 44,012 | | 41,244 |
| Other liabilities | | 18,226 | | 14,291 |
| Accruals and deferred income | | 4,345 | | 4,557 |
| Provisions | | 13,028 | | 10,714 |
| | | 266,244 | | 237,129 |
| *Fund for general banking risks* | *1,632* | | *1,567* | |
| *Subordinated loans* | *60* | | *70* | |
| *Reserves* | *11,867* | | *10,381* | |
| *Third-party interests* | *1,415* | | *571* | |
| Group equity | | 14,974 | | 12,589 |
| **Total liabilities** | | 281,218 | | 249,718 |
| Contingent liabilities | | 9,520 | | 8,664 |
| Irrevocable facilities | | 28,224 | | 26,513 |

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 1999

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Income** | | | | |
| *Interest income* | *18,476* | | *14,807* | |
| *Interest expense* | *14,011* | | *11,026* | |
| Interest | | 4,465 | | 3,781 |
| Income from securities and participating interests | | 299 | | 286 |
| *Commission income* | *1,377* | | *1,132* | |
| *Commission expense* | *143* | | *121* | |
| Commission | | 1,234 | | 1,011 |
| Results on financial transactions | | 190 | | 184 |
| Other income | | 633 | | 570 |
| **Total income** | | 6,821 | | 5,832 |
| **Expenses** | | | | |
| *Staff costs* | *2.860* | | *2.446* | |
| *Other administrative expenses* | *1,594* | | *1,344* | |
| Staff costs and other administrative expenses | | 4,454 | | 3,790 |
| Depreciation | | 387 | | 309 |
| Operating expenses | | 4,841 | | 4,099 |
| Value adjustments to receivables | | 350 | | 340 |
| Addition to Fund for general banking risks | | 100 | | -- |
| **Total expenses** | | 5,291 | | 4,439 |
| Operating profit before taxation | | 1,530 | | 1,393 |
| Taxation on operating profit | | 423 | | 401 |
| Operating profit/Group profit after taxation | | 1,107 | | 992 |
| Third-party interests | | 87 | | 56 |
| **Net profit** | | 1,020 | | 936 |

## AUDITORS' REPORT

We have audited the consolidated balance sheet and profit and loss account of Rabobank Group[1] for the year 1999, as set out on pages 73 and 74 of this report. This consolidated balance sheet and profit and loss account have been derived from the financial statements of Rabobank Group for the year 1999, which were audited by us and on which we issued an unqualified auditors' report on 9 March 2000. This consolidated balance sheet and profit and loss account are the responsibility of Rabobank Group's management. Our responsibility is to express an opinion thereon based on our audit.

We have established that the consolidated balance sheet and profit and loss account are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the consolidated balance sheet and profit and loss account should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, March 9, 2000

Ernst & Young Accountants

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, NV Interpolis in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

# DIRECTORS OF RABOBANK NEDERLAND

as at December 31, 1999

**Board of Directors**

| | |
|---|---|
| W. Meijer | *Chairman* |
| A.J. Latijnhouwers | *Deputy Chairman* |
| P.W. Moerland | *Secretary* |
| P.A.A.M. Rutten | |
| L. Koopmans | |
| J. Bilderbeek | |
| G. van Dijk | |
| P.C. Lodders-Elfferich | |
| A.J.A.M. Vermeer | |



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*Photo, standing from left to right: Jan Bilderbeek, Anton Vermeer, Paul Rutten, Gert van Dijk, Tineke Lodders*
*Sitting from left to right: Piet Moerland, Wim Meijer, Ad Latijnhouwers, Lense Koopmans*

**Executive Board**

| | |
|---|---|
| H.N.J. Smits | *Chairman* |
| H. Visser [1] | |
| D.J. Groninger | |
| W.M. van den Goorbergh [2] | |
| D.J.G.M. baron van Slingelandt | |



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*Photo, from left to right: Wim van den Goorbergh, Rik van Slingelandt, Hans Smits, Jan Groninger*

1) On February 1, 2000, Mr H. Visser stepped down as a member of the Executive Board of Rabobank Nederland.

2) On April 1, 2000, Mr W.M. van den Goorbergh was appointed deputy chairman of the Executive Board of Rabobank Nederland.

# DIRECTORS AND MANAGEMENT OF RABOBANK NEDERLAND GROUP UNITS

as at April 1, 2000

**Rabobank Nederland Member Banks**

| | |
|---|---|
| P.P.M. van der Weijden | *Chairman* |
| H.H.J. Mertens | *Deputy Chairman* |
| H.E. van de Kerk | |
| J.J. Verhaegen | |
| K.G. Plasman | |

**Rabobank International**

| | |
|---|---|
| A.G.N.M. Toebosch | *Chairman* |
| W.J. Kolff | *Deputy Chairman* |
| H.G. Gentis [3] | |
| A. Younes | |

**NV Interpolis**

| | |
|---|---|
| P.J.A. van Schijndel | *Chairman* |
| H.A.J. Hannen | *Deputy Chairman* |

**De Lage Landen International BV** [4]

| | |
|---|---|
| P.H.J.M. Dirken | *Chairman* |
| H.H.J. Bol | *Deputy Chairman* |
| C.A.C.M. Schellens | |

**Robeco Groep NV** [5]

| | |
|---|---|
| P. Korteweg | *Chairman* |
| G.A.M.J. Daeninck | |
| J.J. van Duijn | |
| H.H. van der Koog | |
| W.P.M. van der Schoot | |

**Nedship Bank NV** [6]

B.H.M. Rosenmöller
S.H. Arnesen
R.M.L. Krijthe

**Schretlen & Co NV**

| | |
|---|---|
| K. Veen | *Chairman* |
| T.I. van Bommel - Scheffer | |
| H.A.J.M. Knebel | |

**Gilde Investment Management BV**

| | |
|---|---|
| L.J. van Driel | *Chairman* |
| A.A. den Heijer | |
| B.T. Molenaar | |
| B.A. Bokma | |

3) On May 1, 2000, Mr H.G. Gentis will step down from the Board of Directors of Rabobank International on account of his early retirement.

4) On May 1, 2000, Mr A.J. Gillhaus will join the Board of Directors of De Lage Landen International.

5) Until January 15, 2000, Prof. J.J.A. Leenaars was a member of the Board of Directors of Robeco Group.

6) In the second quarter of 2000, Nedship Bank will be transferred to Deutsche VerkehrsBank AG.

**International Private Banking & Trust**

| | |
|---|---|
| T.C.A.M. van Rijckevorsel | *Chairman* |
| C.J. Hayes | |
| P. Konijnenburg | |
| J. Lont | |
| H.D. Zimmer | |

**Rabo Securities BV**

| | |
|---|---|
| W.A.J. Beelaerts van Emmichoven | *Chairman* |
| D.A.G. Bech | |

**Rabo Vastgoed BV**

| | |
|---|---|
| J. Groeneweg | *Chairman* |
| P. Wetselaar | |
| J. Roelofs | |

**Rabobank Nederland Securities Services**

| | |
|---|---|
| F.J. Henning | *Chairman* |

**Rabofacet BV**

| | |
|---|---|
| R.J. Dekker | *Chairman* |
| J.C.A. Schütz | |
| J. van Zanten | |

**Group Staff Departments of Rabobank Nederland** [7]

| | |
|---|---|
| W.W. Boonstra | *Economic Research* [8] |
| C.F. Brink | *Corporate Communication* |
| A. Bruggink | *Control Rabobank Group* |
| H.M. Geukers | *Supervision and Compliance* |
| J.M.J. Hageraats | *Rabobank Health and Safety Service* |
| F.H. Horbeek | *Rabobank Group Security Coordination* |
| W. de Jong | *Human Resources* [9] |
| B.J. Krouwel | *Sustainable Development* |
| A.J.A.M. Kuijpers | *Strategy* |
| H.W.E. Riedlin | *Internal Audit* [10] |
| T.H.M. Schijf | *Legal and Tax Affairs* |

7)
Until February 1, 2000, Mr R.A. Arnold was director of Strategic Alliance Projects.

8)
Until January 1, 2000, Mr A.M. Dierick was head of Economic Research. He will continue to act as economic adviser to the Executive Board of Rabobank Group.

9)
On May 1, 2000, Mr A.A.J.M. van Iersel will be appointed head of Human Resources.

10)
Until February 1, 2000, Mr E.J..Evert van der Stroom was head of Internal Audit.


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# RABOBANK GROUP MISSION STATEMENT

### The Rabobank Group - what we want to be

The Rabobank Group was founded in the Netherlands by enterprising people who had virtually no access to capital. The early credit co-operatives broadened access to capital by providing financial services to small and medium-sized companies, especially in the agricultural sector. By working on co-operative, or mutual, principles, a financial institution has since evolved which enables clients to achieve their financial ambitions. This goal forms the driving force behind Rabobank Group: it aims to create opportunities for individuals and organisations to participate fully and independently in economic activities.

The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world.

The Rabobank Group believes sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. Our activities will contribute to this development. Rabobank respects the culture and traditions of the countries where it operates, insofar as these do not conflict with our own objectives and values. In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients.

### Core purpose

We, the staff and management of Rabobank Group, have as both point of departure and primary goal the best interests of our customers. We aim to add value by:

- providing those financial services considered best and most appropriate by our customers;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- commitment to our clients and their concerns and issues so that we can contribute to achieving their ambitions.

### Core values

We believe it is important that clients immediately recognise and personally experience the following values in all our activities:

- integrity: we act according to our stated aims;
- respect: we will interact with clients so that they experience our respect for them;
- expertise: we must be able to fulfil every promise we make.

### Social Pact with members

Rabobank Group is open to the views, concerns and issues of our clients, and to those affected by our activities. Customers who are committed to the co-operative principles, as pursued by Rabobank Group, can become members of their local Rabobank. This enables them to participate and to have a say in the way Rabobank Group works to further their, the customer's, goals.

# RABOBANK GROUP INTERNATIONAL NETWORK

Outside the Netherlands, Rabobank Group is represented by 147 branches in 38 countries. They are located as follows:

## Rabobank International (109)

### Europe (19)

**Belgium**
Antwerp
**United Kingdom**
London
Edinburgh
**France**
Paris
**Germany**
Frankfurt
Hamburg
**Italy**
Milan (2)
**Spain**
Madrid
Barcelona
**Hungary**
Budapest (2)
**Ireland**
Dublin
**Poland**
Warsaw
Poznan
**Turkey**
Istanbul
**Russia**
Moscow (2)
**Ukraine**
Kiev

### North and South America (14)

**United States**
New York
Dallas
San Francisco
Chicago
Atlanta
Washington
**Canada**
Toronto
**Curaçao**
Willemstad
**Brazil**
São Paulo
**Argentina**
Buenos Aires (2)
**Mexico**
Mexico City
**Chile**
Santiago (2)

### Asia (16)

**Singapore**
Singapore
**Malaysia**
Kuala Lumpur
Labuan
**Thailand**
Bangkok
**China**
Hong Kong
Shanghai
Beijing
**Taiwan**
Taipei (2)
**Indonesia**
Jakarta (2)
**Vietnam**
Ho Chi Minh City
**Japan**
Tokyo (2)
**India**
Mumbai
New Delhi



## Australia (59)

**Australia**
Sydney (3)
Brisbane
Melbourne
+ 23 branches

**New Zealand**
Auckland
Christchurch (2)
Palmerston North
Dunedin (2)
Wellington
+ 24 branches

## Africa (1)

**South Africa**
Johannesburg

## Interpolis (3)

**Ireland**
Dublin
**Luxembourg**
Luxembourg
**Portugal**
Lisbon

## De Lage Landen (17)

**Germany**
Düsseldorf
Munich
**Belgium**
Zaventem
**Denmark**
Ballerup
Egaa
**Finland**
Helsinki
**United Kingdom**
Watford
**France**
Paris
**Italy**
Milan
**Ireland**
Dublin
**Spain**
Madrid
**Sweden**
Sundyberg
**United States**
Des Moines
Berwyn
**Brazil**
Caneas
**Poland**
Warsaw
**Switzerland**
Schlieren

## Schretlen & Co (1)

**Belgium**
Antwerp

## International Private Banking & Trust (11)

**(including Rabo Robeco Bank)**
**Switzerland**
Geneva
Zurich
**Germany**
Frankfurt am Main
**Luxembourg**
Luxembourg (2)
**Channel Islands**
Guernsey (2)
**Curaçao**
Willemstad
**Singapore**
Singapore
**China**
Hong Kong (2)

## Robeco Group (6)

**France**
Paris
**United Kingdom**
London
**Belgium**
Brussels
**Curaçao**
Willemstad
**United States (Weiss, Peck & Greer)**
New York
Chicago

# INDEX

alphabetical with page numbers

**Published by**
Rabobank Nederland Corporate Communication

**Chief editors**
Rob Boumans, René Loman,
Jan Kool (financial statements)
Stan Polman (the Internet)

**Supervision design and photography**
Lian Bakx, Hans Ludo van Mierlo

**Basic form**
Newell and Sorell, Amsterdam

**Art direction and design**
Borghouts Design, Haarlem

**Photographic themes**
Carel van Hees, Witho Worms
Photo locations:
Page 13-14 Rabobank International, London
Page 27-28 Rabobank, Sneek
Page 43-44 Interpolis, Tilburg
Page 57-58 Library Technische Universiteit, Delft
Page 71-72 Kalvertoren, Amsterdam

**Portrait photography**
Rick Davis, Peter Drent, Frans-Jan Fortunati,
Jan Hageraats, Carel van Hees, Herman Jonkman,
Sjaak Ramakers, Witho Worms

**English translation**
Ernst & Young Translation Bureau, Rotterdam

**Supervision production**
Ger de Vries, GPR Eindhoven

**Pre-press**
De t Plantage, Eindhoven
Neroc, Eindhoven

**Printers**
Hoonte Bosch & Keuning, Utrecht

**Publication**
This publication and the separate "Rabobank Group 1999 financial statements and other information" together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

**Filing**
After they have been adopted, the "Rabobank Group 1999 financial statements and other information" will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.



**Dutch language version**
This annual report is also available in Dutch.

For copies of the reports listed below please contact:
Rabobank Nederland Corporate Communication, Utrecht
- telephone +31 (0) 30 - 216 20 40
- fax +31 (0) 30 - 216 19 16
- e-mail rabocomm@rn.rabobank.nl

- Rabobank Group - Annual Report 1999 (in Dutch or in English);
- Rabobank Group - Rabobank Group 1999 financial statements and other information (in Dutch or in English);
- Rabobank Group - Staff Annual Report 1999 (in Dutch only);
- Rabobank Group - Sustainability Annual Report 1999 (in Dutch or in English);
- Rabobank Arbodienst - Annual Report 1999 (in Dutch only);
- Rabobank Pension Fund - Annual Report 1999 (in Dutch only);
- Rabobank Foundation - Annual Report 1999 (in Dutch only).

**Materials used**
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 270 gram and 120 gram MoDo Balans paper, supplied by ModoVanGelder. This paper is made from cellulose using a bleaching process called Closed Loop Bleaching (CLB). This is friendlier to the environment than bleached chorine-free paper and is made without using optical brightening agents and has the 'Swan' environmental label.




This annual report is also available on the Internet:
www.rabobankgroup.com

Rabobank Group



# 1999 FINANCIAL STATEMENTS AND OTHER INFORMATION

Rabobank





Rabobank Group

# CONTENTS

## Financial Statements



## Other Information



## Key Data



*This is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.*

*This document and the separate publication 'Rabobank Group annual report 1999' together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA*

# CONSOLIDATED BALANCE SHEET

at 31 December 1999 (after profit appropriation)

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash (1) | | **2,327** | | 1,507 |
| Short-term government paper (2) | | **1,179** | | 2,429 |
| Banks (3) | | **24,599** | | 23,668 |
| *Public sector lending* | *1,346* | | *1,704* | |
| *Private sector lending* | *160,597* | | *133,899* | |
| *Professional securities transactions* | *8,549* | | *4,345* | |
| Lending (4) | | **170,492** | | 139,948 |
| Interest-bearing securities (5) | | **61,217** | | 67,332 |
| Shares (6) | | **8,215** | | 5,726 |
| Participating interests (7) | | **174** | | 155 |
| Property and equipment (8) | | **3,652** | | 3,304 |
| Other assets (9) | | **3,071** | | 1,263 |
| Prepayments and accrued income (10) | | **6,292** | | 4,386 |
| **Total assets** | | **281,218** | | **249,718** |
| | | | | |
| **Liabilities** | | | | |
| Banks (11) | | **59,106** | | 51,497 |
| *Savings* | *54,044* | | *50,690* | |
| *Other funds entrusted* | *73,483* | | *64,136* | |
| Funds entrusted (12) | | **127,527** | | 114,826 |
| Debt securities (13) | | **44,012** | | 41,244 |
| Other liabilities (14) | | **18,226** | | 14,291 |
| Accruals and deferred income (15) | | **4,345** | | 4,557 |
| Provisions (16)) | | **13,028** | | 10,714 |
| | | **266,244** | | 237,129 |
| *Fund for general banking risks (17)* | *1,632* | | *1,567* | |
| *Subordinated loans (18)* | *60* | | *70* | |
| *Reserves (19)* | *11,867* | | *10,381* | |
| *Third-party interests (20)* | *1,415* | | *571* | |
| Group equity | | **14,974** | | 12,589 |
| **Total liabilities** | | **281,218** | | **249,718** |
| | | | | |
| Contingent liabilities (21) | | **9,520** | | 8,664 |
| Irrevocable facilities (22) | | **28,224** | | 26,513 |

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 1999

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Income** | | | | |
| *Interest income (23)* | *18,476* | | *14,807* | |
| *Interest expense (24)* | *14,011* | | *11,026* | |
| Interest | | **4,465** | | 3,781 |
| Income from securities and participating interests (25) | | **299** | | 286 |
| *Commission income (26)* | *1,377* | | *1,132* | |
| *Commission expense (27)* | *143* | | *121* | |
| Commission | | **1,234** | | 1,011 |
| Results on financial transactions (28) | | **190** | | 184 |
| Other income (29) | | **633** | | 570 |
| **Total income** | | **6,821** | | **5,832** |
| **Expenses** | | | | |
| *Staff costs (30)* | *2,860* | | *2,446* | |
| *Other administrative expenses (31)* | *1,594* | | *1,344* | |
| Staff costs and other administrative expenses | | **4,454** | | 3,790 |
| Depreciation (32) | | **387** | | 309 |
| Operating expenses | | **4,841** | | 4,099 |
| Value adjustments to receivables (33) | | **350** | | 340 |
| Addition to Fund for general banking risks (34) | | **100** | | - |
| **Total expenses** | | **5,291** | | **4,439** |
| Operating profit before taxation | | **1,530** | | 1,393 |
| Taxation on operating profit (35) | | **423** | | 401 |
| Operating profit/Group profit after taxation | | **1,107** | | 992 |
| Third-party interests (36) | | **87** | | 56 |
| **Net profit** | | **1,020** | | **936** |

# CASH FLOW STATEMENT

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| Group profit after taxation | | 1,107 | | 992 |
| *Adjustments for:* | | | | |
| Depreciation | | 387 | | 309 |
| Value adjustments to receivables | | 350 | | 340 |
| Addition to Fund for general banking risks | | 100 | | - |
| Movements in provisions [1] | | 416 | | 22 |
| **Net cash flow from profit** | | **2,360** | | **1,663** |
| Government paper and securities | | 6,551 | | (17,040) |
| Securitised loans | | (1,154) | | (181) |
| Banks | | 5,939 | | 16,969 |
| Lending | | (30,544) | | (20,293) |
| Funds entrusted | | 12,701 | | 16,518 |
| Short-term debt securities | | (2,007) | | 16,740 |
| Accrued and deferred items and technical reserves relating to the insurance business | | (220) | | 2,860 |
| Other | | (4,858) | | 4,654 |
| **Net cash flow from banking and insurance activities** | | **(13,592)** | | **20,227** |
| Investment portfolio purchases | *(32,584)* | | *(53,366)* | |
| Investment portfolio sales and redemptions | *39,144* | | *35,709* | |
| | | 6,560 | | (17,657) |
| Investments in participating interests | *(24)* | | *(25)* | |
| Disposals of participating interests | 19 | | 40 | |
| | | (5) | | 15 |
| Additions to tangible fixed assets | (892) | | (1,024) | |
| Disposals of tangible fixed assets | 235 | | 392 | |
| | | (657) | | (632) |
| **Net cash flow from investing activities** | | **5,898** | | **(18,274)** |
| Trust Preferred Securities | | 650 | | - |
| Subordinated loans | | (10) | | 15 |
| Bond loans and other long-term debt securities | | 4,775 | | (3,537) |
| **Net cash flow from financing activities** | | **5,415** | | **(3,522)** |
| **Net cash flow** | | **81** | | **94** |
| **Cash and cash equivalents** | | | | |
| Balance at 1 January | | 773 | | 679 |
| Balance at 31 December | | 854 | | 773 |
| **Increase in cash and cash equivalents** | | **81** | | **94** |

**The cash flow statement provides a summary of the net movements in banking, insurance and financing activities, as well as a summary of investments and disposals. Cash and cash equivalents consist of legal tender and balances available on demand with central banks.**

1) Excluding movements in technical reserves relating to the insurance business

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**Basis of consolidation**

The consolidated financial statements of Rabobank Group include the financial information of Rabobank Nederland and the local member banks, as well as the financial information of other group companies. The assets, liabilities and results of these companies are consolidated in full. Third-party interests are disclosed separately. Joint ventures are included in the consolidated financial statements in proportion to the Bank's share. Account balances between the banking activities and the insurance activities are eliminated insofar as they arise from financing activities.

The consolidated financial statements form part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA ('Rabobank Nederland') and are referred to as the financial statements of Rabobank Group. The difference between the equity and results as presented in the financial statements of Rabobank Group and in the financial statements of Rabobank Nederland can be attributed to the equity and results of the local member banks affiliated to Rabobank Nederland, Rabohypotheekbank NV and Onderlinge Waarborgmaatschappij Rabobanken BA.

Unless otherwise stated, all amounts disclosed in these notes are in millions of euros.

**Changes in classification and accounting policies**

No changes have been made to the accounting policies. Prior-year figures have been reclassified where necessary for comparative purposes. These reclassifications have no impact on results and equity.

**Recognition of financial instruments in the balance sheet**

A financial asset or a financial liability is included in the balance sheet as from the moment that the company has a right to the benefit or is committed to the obligations arising from the contractual provisions of the financial instrument. From the moment that these conditions are no longer met, a financial instrument is no longer included in the balance sheet. Financial assets and liabilities are netted off in the balance sheet if the Bank is allowed to do so on the basis of legal or contractual provisions and has the intention to offset these assets and liabilities or to settle them simultaneously.

**Accounting policies**

*General*

Assets and liabilities are carried at face value unless the notes indicate otherwise. All assets are carried net of such diminution in value as is deemed necessary. The addition to the item value adjustments to receivables is determined on a general basis. The accounting policies applied by NV Interpolis are in accordance with the reporting requirements for insurance companies.

Premiums and discounts are included under prepayments and accrued income or accruals and deferred income, as appropriate, and are amortised over the term to maturity of the items concerned.

*Derivatives*

Interest rate contracts relating to trading activities are stated at market value based on the spot rate at the balance sheet date. Gains and losses on these contracts are accounted for under results on financial transactions. Other interest rate contracts are valued in line with the underlying assets and liabilities. Gains and losses are accounted for under interest in proportion to the expired term.

Foreign exchange contracts relating to borrowing and lending transactions are carried at the spot rate of exchange ruling at the balance sheet date. Gains and losses resulting from these transactions are accounted for under interest in proportion to the term to maturity. Other foreign exchange contracts are carried at the market price for the remaining term ruling at the balance sheet date. Realised and unrealised exchange differences are taken to results on financial transactions. Other contracts are carried at market value.

*Foreign currency*

Participating interests denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences which have not been hedged are taken to reserves. Other assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences are taken to results on financial transactions.

Assets, liabilities and results of the insurance business denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences on assets and liabilities, which are for the own account and risk, are taken direct to reserves.

*Leasing*

Amounts receivable on finance leases of movable and immovable property, and on operating leases of movable property, are included in the balance sheet under lending and banks. Amounts receivable on operating leases of immovable property are accounted for under property and equipment. The value of rights acquired under techno-lease agreements is included under lending.

Net income from lease contracts is included in the profit and loss account under interest income, except for gains and losses on operating leases of immovable property, which are accounted for under other income and the depreciation on the property is accounted for under depreciation.

**Short-term government paper**

Short-term government paper is carried at the lower of cost and market value. The value of short-term government paper for which all or most of the interest income is received at the time of redemption is increased by a proportional part of the difference between cost and redemption value for the remaining time to maturity, calculated on the basis of compound interest.

**Interest-bearing securities and shares**

*Investment portfolio*

The investment portfolio consists of securities forming part of fixed assets and held as investments in accordance with Rabobank policy. Bonds and other interest-bearing securities are carried at redemption value. The difference between redemption value and cost is accounted for under prepayments and accrued income or accruals and deferred income and taken to interest income over the term of the securities concerned.

Bonds and other interest-bearing securities for which all or most of the interest income is received at the time of redemption are carried at cost rather than at redemption value. The value of these items is increased by a proportional part of the difference between cost and redemption value for the remaining time to maturity, calculated on the basis of compound interest. This increase is accounted for as interest income.

Gains and losses on the sale of bonds and other interest-bearing securities forming part of an investment portfolio are accrued or deferred, as appropriate, and recognised as interest income over the weighted average remaining term to maturity of that investment portfolio. If, as a result, the capitalised losses exceed the deferred gains, the excess is taken direct to the profit and loss account as a deduction from interest income. Gains and losses on securities sold on account of a structural reduction of the investment portfolio are taken direct to interest income.

Transfers of bonds and other interest-bearing securities from the investment portfolio to the trading portfolio, and vice versa, are made at market value. Resulting gains and losses are accounted for in the same manner as gains and losses on sales of either the investment portfolio or the trading portfolio, as appropriate.

Shares and other variable-yield securities listed on a stock exchange are carried at year-end market value; those not listed are carried at estimated realisable value. Resulting unrealised differences in value are taken to a revaluation reserve, taking into account deferred taxation. Unrealised differences in the value of hedging contracts are treated in the same manner. Realised price differences and unrealised losses which cannot be charged to the revaluation reserve are taken to the profit and loss account under income from securities and participating interests. Realised price differences on shares and other variable-yield securities of the insurance business are taken to the profit and loss account over a period of four years.

The accounting policy for investments in separate investment funds (insurance business) is the same as the policy disclosed above, except for unrealised differences in value on investments in shares and other variable-yield securities which are accounted for in the provision for price differences third parties. Realised price gains and losses are taken direct to the profit and loss account. Other investments for the account and risk of policyholders are carried at market value, increased with accrued interest where appropriate. Realised and unrealised differences in value are taken to the profit and loss account.

*Trading portfolio*
The trading portfolio is carried at market value or estimated realisable value at the balance sheet date. Differences in value relating to the trading portfolio are accounted for under results on financial transactions. Repurchased own bonds and other interest-bearing securities for resale are carried at the lower of cost and market value.

*Certificates of deposit and commercial paper*
Certificates of deposit and commercial paper qualifying as loans and advances are carried at face value. If they do not qualify as such, they are valued in the same way as bonds and other interest-bearing securities.

*Temporary other investments*
Temporary other investments are carried at the lower of cost and market value, determined individually for each investment. Downward value adjustments and reversals thereof, as well as dividends, are taken to the profit and loss account under income from securities and participating interests.

**Participating interests**
Participating interests over whose commercial and financial policy Rabobank exercises significant influence are carried at net asset value based on the latest financial information available. Rabobank's share in the results of participating interests is included in the profit and loss account under income from securities and participating interests.

Other participating interests are carried at current cost, i.e. their net realisable value. The resulting positive differences in value in relation to cost are taken to the revaluation reserve for participating interests. Decreases in the revaluation reserve on account of disposals are released to the profit and loss account. Downward value adjustments for which no reserve has been formed, as well as reversals thereof, are accounted for under income from securities and participating interests. Dividends received from other participating interests are also included under income from securities and participating interests.

Results of foreign branches denominated in foreign currencies are translated at the average rates for the financial year. Resulting translation differences are taken to the revaluation reserve.

Goodwill, being the difference between the cost and net asset value of participating interests, is charged direct to other reserves in the year of acquisition. Negative goodwill on acquisition of participating interests is taken direct to the revaluation reserve. The revaluation reserve is transferred to other reserves evenly on a consistent basis and in proportion to the gains accruing on the participating interests concerned.

**Property and equipment**

*Property in use by the Bank*

Bank buildings are carried at current cost, derived from their replacement value based on continuity and functionality. This replacement value is arrived at by means of periodic appraisals, so that each building is appraised at least once in every ten years. The current cost of premises not appraised in the year under review is adjusted based on the building industry index.

Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. The current cost is depreciated on a straight-line basis over an expected useful economic life of 40 years.

Bank buildings under construction are carried at cost. No depreciation is charged while work is in progress. Buildings due to be sold are stated at their appraised net realisable value. Lump-sum ground rent of land held on long lease is capitalised and written off over a period not exceeding 40 years.

*Property not in use by the Bank*

Buildings not in use by the Bank are carried at current cost, i.e. their net realisable value. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Downward value adjustments which cannot be absorbed by the revaluation reserve are accounted for under depreciation.

Immovable property acquired under foreclosure is carried at the lower of cost and net realisable value. Buildings under construction are carried at the lower of cost or net realisable value and net of any payments received on account.

*Property relating to the insurance business*

All land and buildings are carried at current cost, i.e. the estimated private sale value, taking into account the expected return on investment and the nature and location of the property. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Buildings under construction are carried at the direct all-inclusive building costs incurred up to the balance sheet date, plus the contractual obligations entered into and net of any expected decrease in value upon delivery. Land and buildings are not depreciated.

*Equipment*

Equipment is carried at cost and depreciated evenly over the estimated useful lives of the items concerned.

**Debt securities**

*Borrowings*

Borrowings all or most of whose interest charges are paid at the time of redemption are carried at cost, plus a proportional part of the difference between cost and redemption value for the remaining term to maturity, calculated on the basis of compound interest. The increase is accounted for in the profit and loss account under interest expense.

**Provisions**

Provision for pensions

The pension commitments are largely insured with pension funds or insurance companies. Self-administered pension schemes are included under this provision.

Provision for deferred taxation

The provision is formed for deferred tax liabilities resulting from timing differences and is stated at its present value. In the insurance business, the provision is stated at non-discounted value and is calculated taking into account the reserves recognised for tax purposes. Deferred tax assets are included only insofar as they are likely to crystallise.

**Technical reserves relating to the insurance business**

*Unearned premium reserve*

The unearned premium reserve relates to non-life insurance only and represents the unearned portion of premiums written. The reserve includes the ageing provisions for disability and sickness benefits policies.

*Provisions for life insurance*

Life insurance liabilities are calculated in accordance with the net method on the basis of recent mortality tables and a discount rate of predominantly 4%. The discount rate used for underwriting liabilities relating to 'Spaar-Optimaal' insurance products is variable depending on mortgage loans linked to the various insurance products. The provision is stated net of capitalised interest rate rebates and net of capitalised acquisition costs incurred on life insurance premiums with renewal premiums. Capitalised interest rate rebates on policies for which Interpolis bears the full investment risk are taken to the profit and loss account evenly over a period of ten years. The same applies to commission on new business. For policies for which Interpolis bears virtually no investment risk the interest rate rebates are amortised over the full term of the policy. This provision includes profit guarantees based on actuarial principles.

*Outstanding claims reserve*

The outstanding claims reserve is formed for outstanding claims, including claims incurred but not yet reported in the year under review. The reserve is either specific or estimated on the basis of claims experience, and includes claims handling expenses payable. Disability insurance claims are calculated in accordance with actuarial claims accrual factors using a discount rate of 4%.

*Provision for insurance for which policyholders bear the investment risk*

The provision for these liabilities, insofar as the underlying investments are held in separate investment funds, is calculated in the same way as the provision for life insurance. The provision for other insurance for which policyholders bear the investment risk are calculated in accordance with the carrying value of the underlying investments.

*Other technical reserves*
A catastrophe loss reserve has been included under other technical reserves. Additions to this reserve are based on the estimated cost of external insurance cover.

**Other provisions**

*Other provisions, banking activities*
During the term of the Collective Labour Agreement (CLA), an employee who meets the CLA age requirements and who has been employed in the banking industry for at least ten years, can opt for early retirement at or around the age of 60.

A provision has been formed for employees who may opt for the Voluntary Early Retirement Scheme. The provision is calculated actuarially, using an average market rate of interest, for all employees of 45 and older and who are likely to make use of the scheme.

All other provisions are carried at their non-discounted value.

*Other provisions, insurance business*
The provision for price differences third parties relates to unrealised price differences, as at the balance sheet date, on investments in property and shares of separate investment funds. Results realised on the sale of property and shares are taken to the profit and loss account.

The provision for staff non-activity schemes includes a provision for early retirement. The provision represents the present value of staff costs to be incurred during the period of early retirement of group staff. In calculating the provision, allowance is made for an employee's chances of staying with Rabobank, participating in the scheme or dying before the retirement age, a discount rate of 4% and a retirement age of predominantly 61. The provision for pensions is formed for group staff who have joined the pension scheme. The provision represents the present value of past-service pension commitments, calculated in accordance with the proportional pension rights method using a discount rate of 4%.

**Fund for general banking risks**
The fund serves to absorb general banking risks where this is prudently required. These risks include risks arising on account of unforeseeable and therefore unquantifiable expenses, such as large misappropriations of funds, nationalisation, et cetera, on the one hand and expenses resulting from large, exceptional setbacks relating to lending, interest rates, currencies, et cetera, on the other. Movements in the fund are accounted for separately in the profit and loss account. Expenses absorbed by amounts released from the fund are accounted for under the related items in the profit and loss account. Movements in the fund are taken into account in determining the tax charge. The fund is presented in the balance sheet net of deferred tax assets.

**Income and expenses**
Interest, commission and other income are recognised in the financial year in which they have been earned. Interest and commission due which are doubtful of collection are not recognised as income. This applies in particular to unpaid interest and commission on loans and advances whose value has been adjusted because of a debtor's expected or actual default. The same applies to the unpaid portion of interest and commission on those loans and advances whose value has been adjusted on account of country risks. In determining the costs, allowance is made for accrued and deferred items.

In calculating the tax charges, allowance is made for current tax relief facilities, including additions to the item value adjustments to receivables and to the fund for general banking risks, which are taken into account in full.

Depreciation is charged in accordance with the notes to the item property and equipment.

# NOTES TO THE CONSOLIDATED BALANCE SHEET

(in EUR millions)

### 1 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

### 2 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.

€ 12 (1,502) million of the portfolio has been pledged as security on money market and foreign exchange transactions and is therefore not readily available.

At cost: € 1,179 (2,430) million

At market value: € 1,179 (2,432) million

### 3 Banks (receivable)

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.

The total amount includes subordinated loans of € 9 (10) million, amounts receivable on lease contracts of € 96 (65) million, and assets transferred under sale and repurchase transactions of € 472 (7,546) million.

€ 70 (-) million is not readily available as it has been pledged as security.

### 4 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to customers other than banks.

| | 1999 | 1998 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Public sector lending | 1,346 | 1,704 |
| - Private sector lending (corporate clients) | 90,830 | 75,795 |
| - Private sector lending (private individuals) | 71,148 | 59,424 |
| - Professional securities transactions | 8,549 | 4,345 |
| - Provisions for doubtful debts and country risks | (1,381) | (1,320) |
| **Total lending** | **170,492** | **139,948** |
| This item includes: | | |
| - Securitised loans [2] | 7,925 | 6,973 |
| - Loans and advances to participating interests | - | 15 |
| of which subordinated | - | 10 |
| - Other subordinated loans and advances | 58 | 214 |
| - Amounts receivable on lease contracts | 7,026 | 4,465 |
| - Loans and advances guaranteed by public authorities | 4,618 | 3,757 |
| - Mortgages guaranteed by public authorities | 6,544 | 6,493 |
| - Other mortgages | 96,106 | 81,293 |
| Total home mortgages | 69,025 | 57,961 |
| Assets transferred under sale and repurchase transactions | 2,066 | 3,625 |
| Amount not readily available (pledged as security) | 48 | 494 |

2) The securitised loans are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

| | 1999 | 1998 |
|---|---|---|
| Breakdown of private sector lending by industry sector: | | |
| - Agricultural sector | **18%** | 19% |
| - Trade and industry and the services sector | **40%** | 38% |
| - Private individuals | **42%** | 43% |

**Movements in provisions for doubtful debts and country risks**

| | 1999 | 1998 |
|---|---|---|
| Balance at 1 January | **1,361** | 1,183 |
| Addition | **350** | 340 |
| Amounts charged to the provisions | **(258)** | (209) |
| Other movements, including exchange differences | **76** | 47 |
| **Balance at 31 December** | **1,529** | **1,361** |

€ 1,381 (1,320) million of the provision relates to lending, while the remaining balance relates to banks, interest-bearing securities and off-balance-sheet items.

**Risk on non-industrial countries**

| *Regions:* | Europe | *Africa* | Latin America | *Asia* | Total | *as a % of* total assets |
|---|---|---|---|---|---|---|
| Economic country risk (excluding derivatives) [3] | 2,025 | 1,205 | 5,287 | 5,336 | 13,853 | 4.9% |
| *Risk-reducing components:* | | | | | | |
| Loans and advances granted in local currency | 372 | - | 470 | 1,108 | 1,950 | |
| Guarantees and cover received | 216 | 106 | 1,274 | 1,380 | 2,976 | |
| Trade financing | 312 | 444 | 885 | 463 | 2,104 | |
| Other risk-reducing components | 365 | 385 | 710 | 701 | 2,161 | |
| Net country risk before provisions | 760 | 270 | 1,948 | 1,684 | 4,662 | 1.7% |
| | | | | | | *as a % of total provisions* |
| Total provisions for economic country risk | 25 | 5 | 46 | 343 | 419 | 27.4% |

3) Total assets, plus guarantees and deposits issued

### 5 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

| | *1999* | *1998* |
|---|---|---|
| Interest-bearing securities issued by: | | |
| - Public authorities | **40,977** | 51,668 |
| - Other issuers | **20,240** | 15,664 |
| **Total interest-bearing securities** | **61,217** | **67,332** |
| This item can be broken down as follows: | | |
| - Investment portfolio | **39,827** | 45,413 |
| - Trading portfolio | **18,547** | 20,230 |
| - Securitised loans | **2,843** | 1,689 |
| | **61,217** | 67,332 |
| The portfolio includes: | | |
| - Securities issued by group companies | **281** | 236 |
| - Subordinated securities | **272** | 283 |
| Listed securities | **52,981** | 63,106 |
| Unlisted securities | **8,236** | 4,226 |
| Falling due in 2000 | **17,517** | 28,824 |
| Given on loan | **-** | 24 |
| Amount not readily available (pledged as security) | **6,382** | 2,180 |
| Value of assets transferred under sale and repurchase transactions | **984** | 2,519 |
| Investment portfolio at cost | **40,803** | 46,503 |
| Trading portfolio at cost | **18,316** | 20,371 |
| Movements in the investment portfolio: | | |
| Balance at 1 January | **45,413** | 27,915 |
| Purchases | **29,620** | 51,290 |
| Sales and redemptions | **(37,529)** | (33,909) |
| Other movements | **2,323** | 117 |
| **Balance at 31 December** | **39,827** | **45,413** |

## 6 Shares

This item consists of shares and other variable-yield securities, and temporary other investments.

| | 1999 | 1998 |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 5,784 | 3,546 |
| - Trading portfolio | 1,734 | 1,463 |
| - Client options | 697 | 717 |
| Of which listed | 5,719 | 4,045 |
| Of which unlisted | 1,799 | 964 |
| Trading portfolio at cost | 1,580 | 1,499 |
| Temporary other investments included in total | 1,527 | 823 |
| Amount not readily available (pledged as security) | 62 | 31 |
| Given on loan | 1 | - |
| | | |
| Movements in the investment portfolio: | | |
| Balance at 1 January | 3,546 | 3,011 |
| Purchases | 2,964 | 2,077 |
| Sales | (1,615) | (1,801) |
| Revaluation | 891 | 261 |
| Diminution in value and reversals | (2) | (2) |
| **Balance at 31 December** | **5,784** | **3,546** |
| | | |
| Total revaluations | 1,103 | 436 |
| Total diminutions in value | 51 | 14 |

Client options relate to long positions in listed options held by Rabobank Nederland for the account and risk of its clients. These options are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

**Breakdown of investment and trading portfolios**

| | 1999 |
|---|---|
| *Investment portfolios* | |
| Dutch government | 11,351 |
| Other OECD states | 18,858 |
| Mortgage-backed securities | 1,771 |
| Other interest-bearing securities | 9,026 |
| **Total interest-bearing securities and short-term government paper** | **41,006** |
| Shares | 5,784 |
| **Total investment portfolios** | **46,790** |
| | |
| *Trading portfolios* | |
| Dutch government | 1,782 |
| Other OECD states | 12,545 |
| Other interest-bearing securities | 4,220 |
| **Total interest-bearing securities** | **18,547** |
| Shares | 1,734 |
| **Total trading portfolios** | **20,281** |

### 7 Participating interests

This item represents the interests held in participating interests.

| | *1999* | *1998* |
|---|---|---|
| Participating interests of which: | | |
| - Credit institutions | 11 | 10 |
| - Other | 163 | 145 |
| **Total participating interests** | 174 | 155 |

These investments are not listed.

| | | |
|---|---|---|
| Movements in participating interests: | | |
| Balance at 1 January | 155 | 176 |
| Investments | 24 | 25 |
| Disposals | (19) | (40) |
| Profit for the year | 20 | 36 |
| Revaluation and other movements | (6) | (42) |
| **Balance at 31 December** | 174 | 155 |
| Total revaluations | 14 | 10 |
| Total diminutions in value | 9 | 12 |

A list of principal participating interests is attached.

### 8 Property and equipment

This item consists of buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Group, such as fixed assets acquired under foreclosure.

| | *1999* | *1998* |
|---|---|---|
| Land and buildings in own use | 2,054 | 1,884 |
| Other land and buildings | 905 | 794 |
| Equipment | 693 | 626 |
| **Total property and equipment** | 3,652 | 3,304 |
| Of which leased | 509 | 450 |
| Capital commitments | 228 | 163 |

Movements in property and equipment:

| | Land and buildings in own use | Other land and buildings | Equipment | Total |
|---|---|---|---|---|
| Net book value at 1 January | 1,884 | 794 | 626 | 3,304 |
| Additions | 282 | 220 | 390 | 892 |
| Disposals | (59) | (107) | (69) | (235) |
| Revaluation | 27 | 12 | - | 39 |
| Depreciation and diminution in value | (84) | (14) | (269) | (367) |
| Exchange differences | 4 | - | 15 | 19 |
| **Net book value at 31 December** | **2,054** | **905** | **693** | **3,652** |
| Total revaluations | 201 | 25 | - | 226 |
| Total depreciation and diminutions in value | 784 | 69 | 1,227 | 2,080 |

### 9 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading. Amounts receivable, other than prepayments and accrued income, included under this heading amount to € 2,939 (1,135) million.

### 10 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

### 11 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans. Of which debts secured by assets: € 424 (6,843) million.

### 12 Funds entrusted

This item consists of funds entrusted by customers other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

This item includes funds entrusted by participating interests of € 2 (6) million and funds entrusted secured by assets of € 3,136 (6,062) million.

### 13 Debt securities

This item relates to bonds and other interest-bearing securities, such as non-subordinated certificates of deposit.

### 14 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

### 15 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.

### 16 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of likely commitments and losses existing at the balance sheet date.

| | *1999* | *1998* |
|---|---|---|
| Provision for pensions | 40 | 42 |
| Provision for deferred taxation | 526 | 80 |
| Technical reserves relating to the insurance business | 11,699 | 9,801 |
| Other provisions | 763 | 791 |
| **Total provisions** | **13,028** | **10,714** |

The non-discounted value of deferred taxation amounted to € 549 million at 31 December 1999.

### 17 Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. The fund is stated net of deferred tax assets.

| | *1999* | *1998* |
|---|---|---|
| Movements in the fund for general banking risks: | | |
| Balance at 1 January | 1,567 | 1,567 |
| Addition | 100 | - |
| Tax on addition | (35) | - |
| **Balance at 31 December** | **1,632** | **1,567** |

### 18 Subordinated loans

This item relates to loans, whether or not in the form of debt securities, which, in the event of liquidation, rank for payment after all the other debts existing at that time.

The subordinated debt to Weiss, Peck & Greer LLC consists of three loans. The first loan, amounting to USD 5 million, falls due in 2001 and bears interest at 10.41%. The second loan, amounting to USD 6.3 million, falls due in 2006 and bears interest at 7.72%. The third loan amounts to USD 10 million, bears interest at 8.81% and falls due in 2008. Interest charged to the year under review amounted to USD 0.6 million, USD 0.5 million and USD 0.9 million respectively. Repayment ahead of schedule is possible subject to certain conditions.

The subordinated debt to Roparco NV consists of two loans. The first loan, amounting to NLG 25 million, bears interest at a variable rate, which averaged 3.36% in 1999. The second loan, amounting to NLG 58 million, also bears interest at a variable rate, which averaged 4.92% in 1999. Both loans are of equal rank and are open-ended, subject to a notice period of five years. The subordination can be lifted only after written approval from the Dutch Central Bank. Interest charged to the year under review amounted to NLG 0.9 million and NLG 2.9 million respectively.

## 19 Reserves

| | 1999 | 1998 |
|---|---|---|
| Reserves can be broken down as follows: | | |
| Revaluation reserves | 603 | 437 |
| Other reserves | 10,614 | 9,944 |
| Trust Preferred Securities | 650 | - |
| | 11,867 | 10,381 |
| Movements in reserves: | | |
| Revaluation reserves | | |
| Balance at 1 January | 437 | 419 |
| Revaluation | 258 | 69 |
| Transferred to other reserves | (28) | (4) |
| Released to the profit and loss account | (64) | (47) |
| **Balance at 31 December** | 603 | 437 |

This item includes the revaluation reserves for immovable property, shares and participating interests.

| | 1999 | 1998 |
|---|---|---|
| *Other reserves* | | |
| Balance at 1 January | 9,944 | 9,288 |
| Transferred from revaluation reserve | 28 | 4 |
| Goodwill | (335) | (284) |
| Other additions/transfers | (39) | - |
| Profit appropriation | 1,016 | 936 |
| **Balance at 31 December** | 10,614 | 9,944 |

The reserves may not be distributed among the members.

| | 1999 | 1998 |
|---|---|---|
| *Trust Preferred Securities* | | |
| Balance at 1 January | - | - |
| Issued | 650 | - |
| **Balance at 31 December** | 650 | - |

In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of € 650 million. As from 31 December 2004, the Bank has the right, after receiving prior written approval from the Dutch Central Bank, to repurchase the financing preference shares on each dividend payment date. As the issue proceeds are available to Rabobank Group under indefinite and low-ranking subordination and as in principle no dividend is paid if the profit and loss account of Rabobank Group in any year shows that a loss has been made, the issue proceeds are accounted for under reserves. As a result, the dividend payment is accounted for in the profit appropriation.

### 20 Third-party interests

This item relates to the share held by third parties in the capital of subsidiaries and other group companies.

| | *1999* | *1998* |
|---|---|---|
| Balance at 1 January | 571 | 332 |
| Currency translation differences | 10 | - |
| Other movements | 834 | 239 |
| **Balance at 31 December** | **1,415** | **571** |

### Solvency

The main capital ratio requirements set by the Dutch Central Bank are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare the Bank's total capital (tier I and tier II) and core capital (tier I) with total risk-weighted assets and off-balance-sheet items and the market risk of the trading portfolios. The minimum requirement for total capital and core capital as a percentage of risk-weighted assets is 8% and 4% respectively. The table below shows the capital available to the Bank and the minimum capital required by the supervisory authorities.

| | *1999* | | *1998* | |
|---|---|---|---|---|
| | Minimum required | Available | Minimum required | Available |
| Tier I and tier II capital | 10,384 | 13,650 | 9,156 | 12,660 |
| BIS ratio | 8 | 10.5 | 8 | 11.1 |
| Tier I capital | 5,192 | 13,007 | 4,578 | 11,817 |
| Tier I ratio | 4 | 10.0 | 4 | 10.3 |

### Summary of remaining terms to maturity

This schedule, as required by law, shows the remaining terms to maturity of the following items (the 1998 figures are shown between brackets):

| | Total | Withdrawable | | | | |
|---|---|---|---|---|---|---|
| | | on demand / undated | ≤ 3 months | > 3 months ≤ 1 year | > 1 year ≤ 5 year | > 5 year |
| **Assets** | | | | | | |
| Banks | 24,599 | 1,288 | 15,516 | 4,488 | 2,700 | 607 |
| | (23,668) | (2,985) | (13,119) | (3,685) | (2,708) | (1,171) |
| Lending | 170,492 | 3,877 | 38,397 | 9,875 | 27,420 | 90,923 |
| | (139,948) | (16,024) | (17,058) | (9,008) | (19,796) | (78,062) |
| **Liabilities** | | | | | | |
| Banks | 59,106 | 5,240 | 47,713 | 3,920 | 1,114 | 1,119 |
| | (51,497) | (4,609) | (42,632) | (3,166) | (1,018) | (72) |
| *Funds entrusted:* | | | | | | |
| Savings | 54,044 | 49,457 | 1,492 | 223 | 1,733 | 1,139 |
| | (50,690) | (46,634) | (670) | (226) | (1,991) | (1,169) |
| Other | 73,483 | 36,249 | 26,355 | 6,009 | 2,308 | 2,562 |
| | (64,136) | (30,539) | (21,554) | (6,265) | (2,220) | (3,558) |
| Debt securities | 44,012 | - | 10,865 | 10,499 | 15,480 | 7,168 |
| | (41,244) | (-) | (13,022) | (11,320) | (10,286) | (6,616) |

### Management and agency services

Management and agency services to third parties relate to all the activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

### Foreign currency

Total assets denominated in foreign currencies amount to € 75,182 million.

Total liabilities denominated in foreign currencies amount to € 107,638 million.

The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions not disclosed in the balance sheet. Part of the forward currency transactions relate to trading positions.

**21 Contingent liabilities**

This item relates to transactions in which the Group has assumed liability for the commitments of third parties.

| | 1999 | 1998 |
|---|---|---|
| Contingent liabilities consist of: | | |
| - Bills discounted | 351 | 480 |
| - Guarantees, et cetera | 7,952 | 7,012 |
| - Irrevocable letters of credit | 824 | 843 |
| - Other contingent liabilities | 393 | 329 |
| **Total contingent liabilities** | 9,520 | 8,664 |

Of which contingent liabilities secured by assets: € 35 (80) million

On the acquisition of the participating interest in NV Interpolis, it was agreed with the vendors that if the insurance activities on a co-operative basis were to be discontinued, Rabobank Group would pay the former shareholders the difference between the net asset value of their shares in Interpolis at 31 December 1989 and the purchase price. Although a contingent liability has been included for this, it is considered highly unlikely that these activities will be discontinued.

**22 Irrevocable facilities**

This item relates to all irrevocable facilities that could lead to a credit risk, such as credit facilities, sale and repurchase transactions, guarantees and advance purchases, and commitments to pay up the share capital of participating interests.

| | 1999 | 1998 |
|---|---|---|
| Sale and repurchase transactions | 6 | 1.150 |
| Unused credit facilities | 28,189 | 25,315 |
| Other | 29 | 48 |
| **Total irrevocable facilities** | 28,224 | 26,513 |

**Securities lending account**

The following were received on loan:

- Interest-bearing securities: € 9,579 (2,696) million
- Shares: € 99 (123) million

These amounts are not included in the balance sheet.

### Derivatives

Derivatives are financial instruments which assist the Bank in managing its market risk positions, especially its interest rate and currency exposure. The underlying values (notional amounts) serve only as computation variables and are not disclosed on the face of the balance sheet. Examples of derivatives are forward currency contracts, swaps, futures, forward rate agreements and options.

The notional amounts given below relate to derivatives offered by Rabobank Group primarily as a service to the large corporate clients of Rabobank Nederland and clients of local member banks, and for the Bank's own asset and liability management. A substantial portion of the derivative contracts are concluded in the context of the trading activities.
The notional values are divided into short-term, medium-term and long-term.
(the 1998 figures are shown between brackets)

| (in EUR millions) | Notional value | | | | Positive replacement value |
|---|---|---|---|---|---|
| | Total | < 1 year | 1-5 year | > 5 year | |
| **Interest rate contracts** | | | | | |
| - *Over the counter* | | | | | |
| Swaps | 1,042,450 | 720,813 | 204,525 | 117,112 | 7,171 |
| | (342,460) | (141,107) | (124,018) | (77,335) | (7,216) |
| Forwards | 414,748 | 400,967 | 13,781 | - | 193 |
| | (114,709) | (88,001) | (26,708) | (-) | (98) |
| Options | 63,550 | 14,638 | 39,664 | 9,248 | 311 |
| | (35,639) | (7,484) | (22,078) | (6,077) | (162) |
| - *Listed* [4] | | | | | |
| Options | - | - | - | - | - |
| | (7,167) | (6,739) | (428) | (-) | (1) |
| Futures | 147,060 | 123,995 | 23,051 | 14 | 80 |
| | (50,758) | (33,778) | (16,967) | (13) | (11) |
| **Currency contracts** | | | | | |
| - *Over the counter* | | | | | |
| Swaps [5] | 59,885 | 22,288 | 23,433 | 14,164 | 2,119 |
| | (57,596) | (21,453) | (22,288) | (13,855) | (1,120) |
| Forwards | 266,584 | 262,432 | 3,948 | 204 | 5,726 |
| | (190,971) | (188,924) | (1,934) | (113) | (1,770) |
| Options | 4,834 | 3,572 | 1,262 | - | 206 |
| | (6,123) | (5,934) | (189) | (-) | (51) |
| **Other contracts** [6] | | | | | |
| Over the counter | 2,688 | 141 | 1,689 | 858 | 165 |
| | (1,355) | (323) | (646) | (386) | (130) |
| Other contracts | 1,614 | 893 | 721 | - | 140 |
| | (4,222) | (3,950) | (272) | (-) | (-) |
| **Total derivatives** | **2,003,413** | **1,549,739** | **312,074** | **141,600** | **16,111** |
| | (811,000) | (497,693) | (215,528) | (97,779) | (10,559) |

4)
Listed: for agreements traded on the stock exchange which are subject to daily adjustments of margin commitments, no replacement value is given.

5)
Currency contracts/swaps: including cross-currency interest rate swaps.

6)
Other contracts: including share derivatives and derivatives linked to precious metals and commodities.

When two parties enter into a derivatives contract, this will result in a payment obligation for one party, depending on the direction of movements in the market. This will be accompanied by a credit risk for the Bank which in practice will be a fraction only of the notional amounts of the derivative contracts.

For a better understanding of the volume of the derivatives activities and the related credit risks, the weighted and unweighted credit risks are also given in addition to the positive replacement value. The positive replacement value is the mark-to-market valuation of derivative contracts resulting in a claim on the other party which leads to a loss of profit in the event of default.

For a derivatives portfolio, the total implicit credit risk forms a better basis than the total notional amount of the portfolio for making a comparison with other banking activities. In the event of parties remaining in default, this credit risk is just as important as a claim, whereas the notional amount of the contract is generally of no importance. The notional amounts of the derivative contracts reflect the extent of Rabobank Group's operations in the markets concerned, but give no indication of the portfolio's exposure to credit or market risks.

The credit risk is measured by increasing the positive replacement value of the derivative contracts by a percentage of the notional amount (unweighted credit equivalent). This percentage depends on the term and the nature of the contracts. In determining the own funds for solvency requirement purposes, the credit equivalents are weighted, the weighting factor depending on who the other party is, e.g. a government body, a bank, et cetera. The transaction party is usually a bank. No netting agreements or guarantees are taken into account for calculating the credit risk.

| | Credit equivalent of current year | | Credit equivalent of previous year | |
|---|---|---|---|---|
| | Unweighted | Weighted | Unweighted | Weighted |
| Interest rate contracts | 10,823 | 2,337 | 9,560 | 2,107 |
| Currency contracts | 12,444 | 2,949 | 6,876 | 1,696 |
| Other contracts | 418 | 84 | 221 | 44 |
| **Total** | **23,685** | **5,370** | **16,657** | **3,847** |

If netting agreements are taken into account, the positive replacement value of the derivatives portfolio as a whole would amount to € 7,903 (5,292) million, in which case the unweighted credit equivalent would be € 12,684 (9,854) million and the weighted credit equivalent € 3,042 (2,382) million.

A breakdown of notional amounts and credit equivalents by type of contract and transaction party is given below. The item trading includes derivative transactions on behalf of clients and for own account. The item balance sheet management relates to derivative transactions concluded to hedge regular banking risks.

| | *1999* | | | *1998* | | |
|---|---|---|---|---|---|---|
| | Trading | Balance sheet management | Total | Trading | Balance sheet management | Total |
| Interest rate contracts | 1,617,824 | 49,984 | 1,667,808 | 514,785 | 35,948 | 550,733 |
| Currency contracts | 323,230 | 8.073 | 331,303 | 244,798 | 9,892 | 254,690 |
| Other contracts | 4,302 | - | 4,302 | 5,577 | - | 5,577 |
| | 1,945,356 | 58,057 | 2,003,413 | 765,160 | 45,840 | 811,000 |

| | *1999* | | *1998* | |
|---|---|---|---|---|
| | Unweighted credit equivalent | Weighted credit equivalent | Unweighted credit equivalent | Weighted credit equivalent |
| Government | 239 | - | 173 | - |
| Banks | 21,175 | 4,235 | 14,648 | 2,929 |
| Other | 2,271 | 1,135 | 1,836 | 918 |
| | 23,685 | 5,370 | 16,657 | 3,847 |

# NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)

**23 Interest income**

This item includes all interest income from deposits, loans and advances and interest-bearing securities, as well as income similar in nature to interest, such as overdraft commission.

Interest income from bonds and other securities issued at fixed rates or rates that vary in accordance with market rates amounted to € 3,253 (2,219) million.

Interest income attributable to the insurance business amounted to € 588 (564) million.

**24 Interest expense**

This item includes all interest payable on funds entrusted, subordinated and non-subordinated loans and debt securities, as well as charges similar in nature to interest.

Interest expense attributable to the insurance business amounted to € 509 (459) million.

**25 Income from securities and participating interests**

This item includes dividends and other income from securities and participating interests.

| | *1999* | *1998* |
|---|---|---|
| Income from equity shares and other variable-yielded securities | **279** | 250 |
| Share in profits of participating interests | **20** | 36 |
| **Total income from securities and participating interests** | **299** | **286** |

Of which attributable to the insurance business: € 153 (115) million

**26 Commission income**

This item relates to commission, received for services provided to third parties, not similar in nature to interest.

| | *1999* | *1998* |
|---|---|---|
| Commission income can be broken down as follows: | | |
| - Payment transactions | **365** | 298 |
| - Insurance broking | **87** | 78 |
| - Asset management | **354** | 196 |
| - Stockbroking | **339** | 428 |
| - Other | **232** | 132 |
| **Total commission income** | **1,377** | **1,132** |

Of which attributable to the insurance business: € 15 (-) million

**27 Commission expense**

This item relates to commission, paid for third party services, not similar in nature to interest.

Of which relating to stockbroking activities: € 54 (63) million

**28 Results on financial transactions**

This item includes both realised and unrealised price and value adjustments to securities forming part of the trading portfolio, currency and other financial transactions, insofar as this income is not similar in nature to interest.

| | *1999* | *1998* |
|---|---|---|
| Profit on the securities trading portfolio | 94 | 85 |
| Profit on the currency trading portfolio | 77 | 88 |
| Profit on other transactions | 19 | 11 |
| **Total results on financial transactions** | **190** | 184 |

The profit on the securities trading portfolio relates to trading in bonds and shares. The profit on the currency trading portfolio relates to dealings in foreign currencies, including forward exchange transactions. The profit on other transactions relates to dealings in other instruments, including derivatives, and other proceeds from financial transactions. Gains or losses on financial instruments, including interest rate derivatives, which relate to on-balance-sheet positions, are accounted for under interest.
Gains or losses on financial instruments, including derivatives, which relate to the securities or currency trading portfolios, are accounted for as gains or losses on the securities or currency trading portfolios.

**29 Other income**

This item relates to income that cannot be classified elsewhere and does not represent extraordinary income, such as technical results on the insurance business, proceeds from operating leases, rent from leased property and results on project development.
*Of which attributable to the insurance business: € 251 (214) million*

**30 Staff costs**

| | *1999* | *1998* |
|---|---|---|
| This item consists of: | | |
| - Wages and salaries | 1,920 | 1,591 |
| - *Pension charges* | 99 | 120 |
| - Social security charges | 271 | 234 |
| - Other | 570 | 501 |
| **Total staff costs** | **2,860** | **2,446** |

Of which attributable to the insurance business: € 179 (163) million

This item also includes the costs relating to the Voluntary Early Retirement Scheme and fringe benefits.
The average number of employees amounted to 51,307 (47,066).
Of whom:
- abroad: 4,946 (3,965)
- *in the insurance business: 2,568 (2,315)*
- on a full-time equivalent basis: 46,767 (43,119)

**31 Other administrative expenses**

This item includes office supplies, IT expenses, postage, advertising, rent and maintenance of buildings, et cetera. Of which attributable to the insurance business: € 124 (93) million.

**32 Depreciation**

This item relates to the depreciation of fixed assets. Of which attributable to the insurance business: € 8 (9) million.

**33 Value adjustments to receivables**

This item relates to downward value adjustments to loans and advances and provisions formed for commitments included in the balance sheet, as well as any releases thereof.

**34 Addition to Fund for general banking risks**

In view of the increased interest rate risk, it was decided to add € 100 (-) million to the Fund for general banking risks.

**35 Taxation on operating profit**

This item represents the tax charges on the profit on ordinary activities.
Of which attributable to the insurance business: € 58 (53) million.

The tax burden fell from 28.8% in 1998 to 27.6% in 1999.

| | *1999* |
|---|---|
| Standard tax rate in the Netherlands | 35.0 |
| Effect of foreign tax rates | (0.4) |
| Effect of tax-free income in the Netherlands | (4.2) |
| Other | (2.8) |
| **Effective tax rate** | **27.6** |

Of the total tax charge in the profit and loss account of € 423 million, € 332 million relates to deferred taxation.

**36 Third-party interests**

This item relates to third-party interests in the results of consolidated group companies.

Data by business unit

| | Total income | | Operating profit before taxation | |
|---|---|---|---|---|
| | *1999* | *1998* | *1999* | *1998* |
| Local banking business | **4,095** | 3,708 | **1,144** | 1,136 |
| International banking | **1,304** | 1,134 | **304** | 243 |
| Asset management | **569** | 333 | **156** | 73 |
| Insurance | **498** | 433 | **187** | 168 |
| Other and consolidation effects | **355** | 224 | **189** | 113 |
| **Total** | **6,821** | **5,832** | **1,980** | **1,733** |
| Value adjustments to receivables and addition to Fund for general banking risks | | | **450** | 340 |
| **Operating profit before taxation** | | | **1,530** | **1,393** |

| Of which generated in: | |
|---|---|
| The Netherlands | **5,413** |
| Other euro-zone countries | **161** |
| Rest of Europe | **355** |
| North America | **596** |
| Latin America | **76** |
| Asia | **130** |
| Australia | **101** |
| Other and consolidation effects | **(11)** |
| **Total** | **6,821** |

# BALANCE SHEET RABOBANK NEDERLAND

at 31 December 1999 (after profit appropriation)

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash (37) | | 1,391 | | 787 |
| Short-term government paper (38) | | 846 | | 1,812 |
| Banks (39) | | 68,857 | | 55,489 |
| *Public sector lending* | *802* | | *1,083* | |
| *Private sector lending* | *33,513* | | *28,544* | |
| *Professional securities transactions* | *9,323* | | *3,190* | |
| Lending (40) | | 43,638 | | 32,817 |
| Interest-bearing securities (41) | | 45,552 | | 57,365 |
| Shares (42) | | 1,612 | | 1,229 |
| Participating interests in group companies (43) | | 5,244 | | 3,661 |
| Other participating interests (44) | | 57 | | 37 |
| Property and equipment (45) | | 319 | | 280 |
| Other assets (46) | | 2,236 | | 444 |
| Prepayments and accrued income (47) | | 5,593 | | 3,819 |
| **Total assets** | | 175,345 | | 157,740 |

| (in EUR millions) | | 1999 | | 1998 |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Banks (48) | | **79,940** | | 71,490 |
| *Savings* | *117* | | *115* | |
| *Other funds entrusted* | *33,278* | | *28,875* | |
| Funds entrusted (49) | | **33,395** | | 28,990 |
| Debt securities (50) | | **39,248** | | 37,231 |
| Other liabilities (51) | | **13,109** | | 11,794 |
| Accruals and deferred income (52) | | **4,346** | | 3,838 |
| Provisions (53) | | **480** | | 257 |
| | | **170,518** | | **153,600** |
| *Fund for general banking risks (54)* | *403* | | *403* | |
| *Share capital (55)* | *636* | | *636* | |
| *Revaluation reserve (56)* | *503* | | *356* | |
| *Other reserves (57)* | *2,635* | | *2,745* | |
| *Loan associated with the issue of Trust Preferred Securities (58)* | *650* | | - | |
| Capital and reserves/capital base | | **4,827** | | 4,140 |
| **Total liabilities** | | **175,345** | | **157,740** |
| Contingent liabilities (59) | | **8,833** | | 7,721 |
| Irrevocable facilities (60) | | **23,903** | | 21,502 |

# PROFIT AND LOSS ACCOUNT RABOBANK NEDERLAND

for 1999 [7]

| (in EUR millions) | 1999 | 1998 |
|---|---|---|
| Profit of participating interests after taxation | 477 | 457 |
| Other profit/(loss) after taxation | (223) | (188) |
| Net profit | 254 | 269 |

7) Drawn up in accordance with section 402 of Book 2 of the Netherlands Civil Code.

# NOTES TO THE BALANCE SHEET OF RABOBANK NEDERLAND [8)]

(in EUR millions)

### 37 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where the Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

### 38 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.

€ - (1,502) million of the portfolio has been pledged as security on money market and foreign exchange transactions and is therefore not readily available.

At cost: € 846 (1,812) million

At market value: € 846 (1,813) million

### 39 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.

| | *1999* | *1998* |
|---|---|---|
| This item includes: | | |
| - Amounts receivable from group companies | **48,881** | 36,090 |
| of which subordinated | **-** | 142 |
| - Assets transferred under sale and repurchase transactions | **-** | 7,118 |
| Amount not readily available (pledged as security) | **70** | - |

### 40 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to customers other than banks.

| | *1999* | *1998* |
|---|---|---|
| This item can be broken down as follows: | | |
| - Public sector lending | **802** | 1,083 |
| - Private sector lending | **34,911** | 24,761 |
| - Securitised loans[9)] | **7,925** | 6,973 |
| **Total lending** | **43,638** | **32,817** |
| This item includes: | | |
| - Loans and advances to group companies | **12,276** | 7,909 |
| - Loans and advances to other participating interests | **141** | 4 |
| of which subordinated | **141** | - |
| - Other subordinated loans and advances | **-** | 23 |
| - Loans and advances guaranteed by public authorities | **2,552** | 964 |
| - Other mortgages | **427** | 435 |
| Total home mortgages | **196** | 179 |
| Assets transferred under sale and repurchase transactions | **-** | 2,422 |
| Breakdown of private sector lending by industry sector: | | |
| - Agricultural sector | **20%** | 23% |
| - Trade and industry and the services sector | **80%** | 77% |

8) Reference is made to the notes contained on pages 6 to 11 for the accounting policies.

9) The securitised loans are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

## 41 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

| | *1999* | *1998* |
|---|---|---|
| Interest-bearing securities issued by: | | |
| - Public authorities | **30,858** | 44,779 |
| - Other issuers | **14,694** | 12,586 |
| **Total interest-bearing securities** | **45,552** | 57,365 |
| This item can be broken down as follows: | | |
| - Investment portfolio | **24,993** | 35,794 |
| - Trading portfolio | **17,799** | 20,018 |
| - Securitised loans | **2,760** | 1,553 |
| | **45,552** | 57,365 |
| The portfolio includes: | | |
| - Own securities | **135** | 146 |
| - Securities issued by group companies | **66** | 117 |
| - Subordinated securities | **131** | 1 |
| Listed securities | **37,840** | 53,421 |
| Unlisted securities | **7,712** | 3,944 |
| Falling due in 2000 | **16,319** | 28,061 |
| Given on loan | **-** | 24 |
| Amount not readily available (pledged as security) | **6,382** | 2,180 |
| Assets transferred under sale and repurchase transactions | **984** | 2,519 |
| Investment portfolio at cost | **25,386** | 36,292 |
| Trading portfolio at cost | **17,566** | 20,158 |
| Movements in the investment portfolio: | | |
| Balance at 1 January | **35,794** | 20,286 |
| Purchases | **17,734** | 45,091 |
| Sales and redemptions | **(30,673)** | (29,592) |
| Other movements | **2,138** | 9 |
| **Balance at 31 December** | **24,993** | 35,794 |

### 42 Shares

This item consists of shares and other variable-yield securities, and temporary other investments.

| | *1999* | *1998* |
|---|---|---|
| This item can be broken down as follows: | | |
| - Investment portfolio | 137 | 15 |
| - Trading portfolio | 778 | 497 |
| - Client options | 697 | 717 |
| Of which listed | 404 | 389 |
| Of which unlisted | 511 | 123 |
| Trading portfolio at cost | 625 | 488 |
| Temporary other investments included in total | 29 | 15 |
| Amount not readily available (pledged as security) | 31 | - |
| | | |
| Movements in the investment portfolio: | | |
| Balance at 1 January | 15 | 22 |
| Purchases | 130 | - |
| Sales | (10) | (6) |
| Revaluation | - | - |
| Diminution in value and reversals | 2 | (1) |
| **Balance at 31 December** | 137 | 15 |
| | | |
| Total diminutions in value | - | 9 |

### 43 Participating interests in group companies

This item includes the direct capital interests in group companies.

| | *1999* | *1998* |
|---|---|---|
| Interests in group companies of which: | | |
| - Credit institutions | 1,014 | 1,138 |
| - Other | 4,230 | 2,523 |
| **Total participating interests in group companies** | 5,244 | 3,661 |
| | | |
| Movements in participating interests in group companies: | | |
| Balance at 1 January | 3,661 | 3,298 |
| Acquisitions/capital contributions | 1,076 | 400 |
| Disposals | (67) | (38) |
| Profit for the year | 473 | 448 |
| Revaluation and other movements | 101 | (447) |
| **Balance at 31 December** | 5,244 | 3,661 |
| | | |
| Total revaluations | 574 | 318 |

A list of principal group companies is attached.

**44 Other participating interests**

This item includes the capital interests in other participating interests.

| | *1999* | *1998* |
|---|---|---|
| Participating interests, of which: | | |
| - Credit institutions | 4 | 5 |
| - Other | 53 | 32 |
| **Total other participating interests** | **57** | **37** |
| These investments are not listed. | | |
| Movements in other participating interests: | | |
| Balance at 1 January | 37 | 31 |
| Acquisitions | 22 | 19 |
| Disposals | (1) | (9) |
| Profit for the year | 4 | 9 |
| Revaluation and other movements | (5) | (13) |
| **Balance at 31 December** | **57** | **37** |
| Total revaluations | 4 | - |
| Total diminutions in value | 9 | 3 |

A list of principal other participating interests is attached.

**45 Property and equipment**

This item consists of bank buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Bank, such as fixed assets acquired under foreclosure.

| | *1999* | *1998* |
|---|---|---|
| Land and buildings in use by the Bank | 180 | 171 |
| Equipment | 139 | 109 |
| **Total property and equipment** | **319** | **280** |

Movements in property and equipment

| | Land and buildings in use by the Bank | Equipment | Total |
|---|---|---|---|
| Net book value at 1 January | 171 | 109 | 280 |
| Additions | 18 | 106 | 124 |
| Disposals | - | (20) | (20) |
| Revaluation | 1 | - | 1 |
| Depreciation and diminution in value | (12) | (66) | (78) |
| Exchange differences | 2 | 10 | 12 |
| **Net book value at 31 December** | **180** | **139** | **319** |
| Total revaluations | 48 | - | 48 |
| Total depreciation and diminutions in value | 142 | 131 | 273 |

#### 46 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading.

Amounts receivable, other than prepayments and accrued income, included under this heading amount to € 2,172 (366) million.

#### 47 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

#### 48 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans. This item includes amounts due to group companies of € 23,879 (22,175) million and debts secured by assets of € 394 (6,746) million.

#### 49 Funds entrusted

This item consists of funds entrusted by customers other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.

This item includes funds entrusted by group companies of € 7,357 (2,724) million and other participating interests of € 2 (-) million and funds entrusted secured by assets of € 693 (3,686) million.

#### 50 Debt securities

This item relates to bonds and other interest-bearing securities, such as non-subordinated certificates of deposit. Of which group companies: € 423 (63) million.

#### 51 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

#### 52 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.

#### 53 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of likely commitments and losses existing at the balance sheet date.

| | *1999* | *1998* |
|---|---|---|
| Provision for pensions | **2** | 2 |
| Provision for deferred taxation | **100** | (64) |
| Other provisions | **378** | 319 |
| **Total provisions** | **480** | **257** |

#### 54 Fund for general banking risks

There were no movements in 1999.

#### 55 Share capital

This item represents the issued and fully paid-up share capital. All shares are held by local member banks. There were no movements in 1999.

### 56 Revaluation reserve

This item represents the differences between the cost and carrying value of revalued assets, net of the related provision for deferred taxation.

| | 1999 | 1998 |
|---|---|---|
| The revaluation reserve can be broken down as follows: | | |
| - Reserve for immovable property | 35 | 36 |
| - Reserve for securities exchange differences | 528 | 291 |
| - Reserve for value adjustments to participating interests | (89) | (12) |
| - Revaluation reserve for participating interests | 29 | 41 |
| **Total revaluation reserve** | **503** | **356** |
| Movements in the revaluation reserve: | | |
| Balance at 1 January | 356 | 342 |
| Transfer to/from other reserves | (12) | (3) |
| Revaluations | 222 | 64 |
| Taken to profit and loss account | (63) | (47) |
| **Balance at 31 December** | **503** | **356** |

### 57 Other reserves

| | 1999 | 1998 |
|---|---|---|
| Movements in other reserves: | | |
| Balance at 1 January | 2,745 | 2,755 |
| Transfer to/from revaluation reserve | 12 | 3 |
| Other transfers/additions | (39) | 1 |
| Goodwill | (333) | (283) |
| Profit appropriation | 250 | 269 |
| **Balance at 31 December** | **2,635** | **2,745** |

The item goodwill relates primarily to the acquisition of Tokai Financial Services Inc.
The reserves may not be distributed among the members.

### 58 Loan associated with the issue of Trust Preferred Securities

In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of € 650 million. These proceeds were passed on as a subordinated 20-year loan to Rabobank Nederland. As the issue proceeds are available to Rabobank Group under indefinite and low-ranking subordination and as in principle no dividend is paid if the profit and loss account of Rabobank Group in any year shows that a loss has been made, the issue proceeds are accounted for under reserves. Given that it is financed through financing preference shares, the loan of € 650 million is also accounted for under reserves in the balance sheet of Rabobank Nederland. For the same reason, the interest payments are accounted for in the profit appropriation.

| | 1999 | 1998 |
|---|---|---|
| Movements in Trust Preferred Securities: | | |
| Balance at 1 January | - | - |
| Issued | 650 | - |
| **Balance at 31 December** | **650** | - |

**Summary of remaining terms to maturity**

This schedule, as required by law, shows the remaining terms to maturity of the following items (the 1998 figures are shown between brackets):

| | Total | Withdrawable | | | | |
|---|---|---|---|---|---|---|
| | | On demand / undated | ≤ 3 months | > 3 months ≤ 1 year | > 1 year ≤ 5 year | > 5 year |
| **Assets** | | | | | | |
| Banks | 68,857 | 4,794 | 24,208 | 9,689 | 15,964 | 14,202 |
| | (55,489) | (5,219) | (20,019) | (6,856) | (14,786) | (8,609) |
| Lending | 43,638 | 4,591 | 23,240 | 2,930 | 7,924 | 4,953 |
| | (32,817) | (5,851) | (12,470) | (3,240) | (6,676) | (4,580) |
| **Liabilities** | | | | | | |
| Banks | 79,940 | 7,824 | 50,308 | 4,660 | 2,606 | 14,542 |
| | (71,490) | (18,654) | (45,715) | (4,143) | (2,802) | (176) |
| *Funds entrusted:* | | | | | | |
| Savings | 117 | 38 | 54 | 20 | 1 | 4 |
| | (115) | (35) | (60) | (15) | (5) | (-) |
| Other | 33,278 | 8,858 | 17,605 | 2,961 | 1,326 | 2,528 |
| | (28,875) | (4,394) | (15,915) | (3,058) | (1,392) | (4,116) |
| Debt securities | 39,248 | - | 8,818 | 9,884 | 13,461 | 7,085 |
| | (37,231) | (-) | (11,559) | (10,713) | (8,620) | (6,339) |

**Management and agency services**

Management and agency services to third parties relate to all the Bank's activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

**Foreign currency**

Total assets denominated in foreign currencies amount to € 78,303 million.

Total liabilities denominated in foreign currencies amount to € 110,681 million.

The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions not disclosed in the balance sheet. Part of the forward currency transactions relate to trading positions.

## 59 Contingent liabilities

This item relates to transactions in which the Bank has assumed liability for the commitments of third parties.

| | 1999 | 1998 |
|---|---|---|
| Contingent liabilities consist of: | | |
| - Bills discounted | 351 | 479 |
| - Guarantees, et cetera | 7,345 | 4,454 |
| - Irrevocable letters of credit | 763 | 2,493 |
| - Other contingent liabilities | 374 | 295 |
| **Total contingent liabilities** | **8,833** | **7,721** |
| Of which: | | |
| - Contingent liabilities secured by assets | - | 42 |
| - Contingent liabilities of group companies | 1,571 | 903 |

On the acquisition of the participating interest in NV Interpolis, it was agreed with the sellers that if the insurance activities on a cooperative basis were to be discontinued, Rabobank Group would pay the former shareholders the difference between the net asset value of their shares in Interpolis at 31 December 1989 and the purchase price. Although a contingent liability has been included for this, it is considered highly unlikely that these activities will be discontinued.

### Securities lending account

Interest-bearing securities of € 1,866 (918) million and shares of € 99 (123) million were received on loan. These amounts are not included in the balance sheet.

### Liability undertaking

Pursuant to section 403 of Book 2 of the Netherlands Civil Code, Rabobank Nederland has assumed liability for the debts arising from the legal transactions of a number of group companies.

*Internal liability (Cross-guarantee system)*

In accordance with section 12 of the Credit System Supervision Act 1992 [Wet toezicht kredietwezen 1992] various corporate entities forming part of Rabobank Group stand surety for one another. This cross-guarantee system constitutes a legal arrangement under which the fulfilment of each participating entity's commitments is guaranteed by the other participants in the event of a shortfall of funds.

The participating entities are:

- the local member banks, members of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA
- Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland), Amsterdam
- Rabohypotheekbank NV, Amsterdam
- Raiffeisenhypotheekbank NV, Amsterdam
- Schretlen & Co NV, Amsterdam
- De Lage Landen International BV, Eindhoven
- De Lage Landen Financiering BV, Eindhoven
- De Lage Landen Trade Finance BV, Eindhoven
- De Lage Landen Financial Services BV, Eindhoven

## 60 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to a credit risk, such as credit facilities, sale and repurchase transactions, guarantees and advance purchases, and commitments to pay up the share capital of participating interests.

| | 1999 | 1998 |
|---|---|---|
| Unused credit facilities | 23,798 | 21,425 |
| Other | 105 | 77 |
| **Total irrevocable facilities** | **23,903** | **21,502** |

Of which group companies: € 507 (561) million

### Derivatives

The derivatives schedule included in the notes to the consolidated financial statements relates almost entirely to Rabobank Nederland.

### Employees

The average number of employees was 6,244 (5,614).
Of whom:
- abroad: 2,034 (1,638)
- on a full-time equivalent basis: 5,913 (5,434)

### Emoluments of members of the Supervisory Board of Rabobank Nederland

The total fixed remuneration of the members of the Supervisory Board amounted to € 0.3 (0.3) million. This amount is included under staff costs.

### Emoluments of members of the Board of Directors and Executive Board of Rabobank Nederland

The emoluments of the members of the Board of Directors and the Executive Board amounted to € 8.3 (4.0) million. This amount is included under staff costs.
Loans and advances to, as well as guarantees given on behalf of, members of the Board of Directors, the Executive Board and the Supervisory Board of Rabobank Nederland amounted to € 5.9 (6.4) million.

*Utrecht, 9 March 2000*

The Board of Directors
W. Meijer
A.J. Latijnhouwers
P.W. Moerland
P.A.A.M. Rutten
L. Koopmans
P.C. Lodders-Ellferich
J. Bilderbeek
G. van Dijk
A.J.A.M. Vermeer

The Executive Board
H.N.J. Smits
D.J. Groninger
W.M. van den Goorbergh
D.J.M.G. van Slingelandt

The Supervisory Board
D. Luteijn
A.H. van der Zwaan
H.G.J. Hermsen
S.E. Eisma
M.J. Varekamp
M.A. Bierens
N.H. Douben
Y.C.M.T. van Rooy
H.C. Scheffer
A.W. Veenman

# PARTICIPATING INTERESTS

Principal group companies and joint ventures
(in those cases where the interest held is less than 100%, the shareholding percentage is given):

| **The Netherlands** | |
|---|---|
| De Lage Landen International BV, Eindhoven | |
| Gilde Investment Management BV, Utrecht | |
| H.P. Verbist BV, Amsterdam | |
| Institute for Research and Investment Services BV, Rotterdam | 75% |
| Nedship Bank NV, Rotterdam | |
| NV Interpolis, Tilburg | |
| Rabo Agaath Bank BV, Eindhoven | |
| Rabobank Nederland Participatiemij. BV, Utrecht | |
| Rabo Securities Asia BV, Utrecht | |
| Rabobank Trust Company NV, Utrecht | |
| Rabobank Vermogensversterking BV, Utrecht | |
| Rabofacet BV, Zeist | |
| Rabohypotheekbank NV, Amsterdam | |
| Rabo Merchant Bank NV, Utrecht | |
| Rabo Securities NV, Amsterdam | |
| Rabo Vastgoed BV, Utrecht | |
| Robeco Groep NV, Rotterdam | 50% |
| Schretlen & Co NV, Amsterdam | |

| **Abroad** | |
|---|---|
| Primary Industry Bank of Australia Ltd., Sydney | |
| PT Rabobank Duta Indonesia, Jakarta | 85% |
| PT Rabo Finance Indonesia, Jakarta | 85% |
| Rabo Australia Ltd., Sydney | |
| Rabobank Asia Ltd., Singapore | |
| Rabobank Canada, Toronto | |
| Rabobank Curaçao NV, Willemstad | |
| Rabobank Guernsey Ltd., St. Peter Port | |
| Rabobank Hungaria Rt, Budapest | |
| Rabo Investments Ltd., Budapest | |
| Rabo Investment Management Ltd., Hong Kong | |
| Rabobank Ireland Plc., Dublin | |
| Rabo Robeco Bank (Luxembourg) SA, Luxembourg | |
| Rabo Robeco Bank (Switzerland) Ltd., Zürich | |
| Rabobank Trust Company Curaçao NV, Willemstad | |
| Rabobank Trust Company Guernsey Ltd., St. Peter Port | |
| Rabotrust Corporate Services Hongkong Ltd., Hong Kong | |
| Rabobank Trust Company Luxembourg SA, Luxembourg | |
| Rabobank Polska SA, Warsaw | |
| Rabo Capital Services Inc., New York | |
| Rabobank International Brasil SA, São Paulo | |
| Rabo Netherlands (China) Ltd., Shanghai | |
| Rabo Wrightson Finance Ltd., Wellington | |
| Rabo India Finance Private Ltd., Mumbai | 75% |
| OOO Rabo Invest, Moscow | |

| | |
|---|---|
| Kyiv International Bank, Kiev | 65% |
| Weiss, Peck & Greer LLC, New York | 50% |
| Agricredit Acceptance Corporation LLC, Des Moines | |
| De Lage Landen Financial Services Inc., Philadelphia | |

Other participating interests

**The Netherlands**

| | |
|---|---|
| Amsterdam Science Park CV, Amsterdam | 25% |
| Euroventures BV, Amsterdam | 3% |
| Interpay Nederland BV, Amsterdam | 29% |
| Nederlandse Financ. Mij. voor Ontwikkelingslanden NV, The Hague | 4% |
| NV Algemeen Nederlands Trustkantoor, Amsterdam | 10% |
| Triodos Bank NV, Zeist | 7% |
| Amsterdam Exchanges NV, Amsterdam | 10% |

**Abroad**

| | |
|---|---|
| Latin American Agribusiness Development Corporation SA, Panama | 8% |
| CLS Services Ltd., London | 8% |

◦ *Once the financial statements are adopted, the list as referred to in sections* 379 and 414 of Book 2 of the Netherlands Civil Code will be filed at the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

# OTHER INFORMATION

### A. Articles of Association provisions governing members' contributions to shortfalls

If, in the event of Rabobank Nederland's liquidation, either by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the members at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit. In the event Rabobank Nederland is dissolved on account of its insolvency after it has been declared bankrupt, not only the members at that time but also those who ceased to be members in the year prior to the bankruptcy order shall be jointly liable for any shortfalls.
The amount payable by each member or former member shall be in the same proportion to the shortfall as their individual balance sheet totals to the latest adopted balance sheet total of all liable members and former members together.
If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining members and former members shall be jointly liable for the amount not recovered in the same proportion.
In the event of a liquidation out of court, the inability to recover the share of one or more members or former members in the shortfall shall be deemed to exist if the liquidators, subject to the approval from the Supervisory Board, should waive the right of recourse because exercising the right would not lead to any recovery.
The amount for which members or former members are liable shall never be more than three per cent of their latest adopted balance sheet total. Liable former members who contributed to earlier equity deficits shall be allowed to deduct the amount paid earlier from the amount chargeable to them in the event of Rabobank Nederland's liquidation.

### B. Articles of Association provisions governing profit appropriation and proposed profit appropriation of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland)

Articles of Association provisions governing profit appropriation
From the profit may be distributed a dividend the amount of which is determined by the General Meeting on a motion by the Board of Directors and the Executive Board. The General Meeting, likewise on a motion by the Board of Directors and the Executive Board, shall appropriate the remaining profit to strengthen Rabobank Nederland's solvency position.
For as long as Rabobank Nederland continues in existence, the reserves may not be distributed, either in whole or in part, among the members. Should Rabobank Nederland at any time decide to enter into liquidation in order to have its operations continued by another legal entity or institution, these reserves shall pass to that other legal entity or institution.

Proposed appropriation of available profit of Rabobank Nederland

| (in EUR millions) | *1999* | *1998* |
|---|---|---|
| Net profit | 254 | 269 |
| Payment on Trust Preferred Securities | 4 | - |
| Added to other reserves | 250 | 269 |

## C. Articles of Association provisions governing profit appropriation and proposed profit appropriation of local member banks

Articles of Association provisions governing profit appropriation

From the profit may be distributed a dividend the amount of which is determined by the General Meeting on a motion by the Board of Directors and the Executive Board. The General Meeting, likewise on a motion by the Board of Directors and the Executive Board, shall appropriate the remaining profit to strengthen Rabobank Nederland's solvency position.

For as long as Rabobank Nederland continues in existence, the reserves may not be distributed, either in whole or in part, among the members. Should Rabobank Nederland at any time decide to enter into liquidation in order to have its operations continued by another legal entity or institution, these reserves shall pass to that other legal entity or institution.

In no event may reserves be distributed among the members.

Appropriation of available profit of Rabobank Group

| (in EUR millions) | *1999* | *1998* |
|---|---|---|
| Net profit | 1,020 | 936 |
| Payment on Trust Preferred Securities | 4 | - |
| **Added to other reserves** | **1,016** | **936** |

## D. Foreign offices

### EUROPE

**Belgium**
Antwerp
Brussels
Zaventem

**Denmark**
Ballerup

**Germany**
Frankfurt
Düsseldorf
Hamburg

**Finland**
Helsinki

**France**
Paris

**Greece**
Piraeus

**Great Britain**
Watford
London
Edinburgh
Glasgow

**Guernsey**
St. Peter Port

**Hungary**
Budapest

**Ireland**
Dublin

**Italy**
Milan
Turin

**Luxembourg**
Luxembourg

**Norway**
Bergen

**Poland**
Poznan
Warsaw

**Portugal**
Lisbon

**Russia**
Moscow

**Spain**
Barcelona
Madrid

**Ukraine**
Kiev

**Sweden**
Sundyberg

**Switzerland**
Geneva
Schlieren
Zürich

### AMERICA

**Argentina**
Buenos Aires

**Brazil**
São Paulo
Canoas

**Chile**
Santiago de Chile

**Curaçao**
Willemstad

**Mexico**
Mexico City

**United States**
New York
Dallas
San Francisco
Chicago
Atlanta
Washington
Des Moines
Berwyn

**Canada**
Toronto

### AFRICA

**South Africa**
Johannesburg

### AUSTRALIA

Goulburn
Griffith
Ingham
Mackay
Melbourne
Moree
Mount Gambier
Sydney
Adelaide
Perth
Brisbane
Rockhampton
Toowoomba
Townsville
Launceston
Tamworth
Cloncurry
Emerald
Darwin
Dubbo
Wagga Wagga
Ayr
Longreach
Warrnambool

**New Zealand**
Auckland
Christchurch
North Palmerston
Dunedin
Wellington

### ASIA

**China**
Shanghai
Beijing
Hongkong

**Indonesia**
Jakarta

**Malaysia**
Kuala Lumpur
Labuan

**Singapore**
Singapore

**Taiwan**
Taipei

**Thailand**
Bangkok

**Turkey**
Istanbul

**Vietnam**
Ho Chi Minh City

**India**
Mumbai
New Delhi

**Japan**
Tokyo

## E. Auditors' report

*Introduction*

We have audited the 1999 financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), of which the financial statements of Rabobank Group form a part, as included in this report. These financial statements are the responsibility of Rabobank Nederland's management. Our responsibility is to express an opinion on these financial statements based on our audit.

*Scope*

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Rabobank Nederland's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Opinion*

In our opinion, the financial statements give a true and fair view of the financial position at 31 December 1999 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Utrecht, 9 March 2000
Ernst & Young Accountants

# FIVE YEARS IN FIGURES

| Volume of services (in EUR millions) | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|
| Total assets | **281,218** | 249,718 | 194,222 | 152,068 | 133,192 |
| Private sector lending 1) | **160,597** | 133,899 | 117,569 | 99,717 | 86,115 |
| Funds entrusted | **127,527** | 114,826 | 98,307 | 79,854 | 74,139 |
| Assets managed | **113,300** | 89,200 | 59,200 | 16,400 | 12,000 |
| Premium income, insurance | **2,867** | 2,485 | 2,168 | 1,656 | 1,542 |
| **Financial position and solvency** (in EUR millions) | | | | | |
| Reserves | **11,867** | 10,381 | 9,708 | 8,791 | 7,938 |
| Tier I capital | **13,007** | 11,817 | 11,113 | 10,280 | 9,427 |
| Tier I + Tier II capital | **13,650** | 12,660 | 11,947 | 10,973 | 10,026 |
| Total risk-weighted assets | **129,801** | 114,445 | 107,163 | 96,095 | 82,976 |
| Tier I ratio | **10.0** | 10.3 | 10.4 | 10.6 | 9.5 |
| BIS ratio | **10.5** | 11.1 | 11.1 | 11.3 | 12.0 |
| **Profit and loss account** (in EUR millions) | | | | | |
| - Interest | **4,465** | 3,781 | 3,542 | 3,212 | 2,899 |
| - Commission and other income | **2,356** | 2,051 | 1,738 | 1,163 | 1,007 |
| Total income | **6,821** | 5,832 | 5,280 | 4,375 | 3,906 |
| Operating expenses | **4,841** | 4,099 | 3,730 | 2,921 | 2,583 |
| Value adjustments to receivables | **350** | 340 | 254 | 381 | 381 |
| Addition to the Fund for general banking risks | **100** | | | | |
| Operating profit before taxation | **1,530** | 1,393 | 1,296 | 1,073 | 942 |
| Taxation on operating profit | **423** | 401 | 395 | 320 | 288 |
| Third-party interests | **87** | 56 | 36 | 12 | 6 |
| Net profit | **1,020** | 936 | 865 | 741 | 648 |
| **Ratios** | | | | | |
| Return on reserves | **9.8%** | 9.6% | 9.8% | 9.3% | 8.8% |
| Income/operating expenses ratio | **1.41** | 1.42 | 1.42 | 1.50 | 1.51 |
| **Other data** (numbers of) | | | | | |
| Member Banks | **424** | 445 | 481 | 510 | 547 |
| Offices: | | | | | |
| - branches | **1,795** | 1,797 | 1,823 | 1,854 | 1,879 |
| - agencies | **610** | 629 | 654 | 723 | 743 |
| Cash dispensing machines | **2,546** | 2,430 | 2,268 | 2,056 | 1,873 |
| Foreign offices | **147** | 150 | 112 | 87 | 77 |
| Employees: | | | | | |
| - total number | **53,147** | 49,465 | 44,667 | 40,275 | 37,437 |
| - full-time equivalents | **48,224** | 45,310 | 40,927 | 36,828 | 34,019 |
| Members (x 1,000) | **560** | 565 | 575 | 585 | 595 |

1) In compliance with the requirement to disclose provisions for general risks (VAR), this hidden reserve was transformed into an open fund for general banking risks (FAR) as of 1 January 1997 and now appears as a separate item on the liability side of the balance sheet. Up to and including the 1996 financial year, this hidden reserve was deducted from lending on the asset side of the balance sheet. This change in accounting policy accordingly led to an increase in the balance sheet total. Comparative figures for year-end 1996 have been restated accordingly.

2) Includes the open fund for general banking risks (FAR) as from 1997. The comparative figure for year-end 1996 has been restated.

**Published by:**
Rabobank Nederland Corporate Communication
Croeselaan 18 - P.O. Box 17100
3500 HG Utrecht - The Netherlands

**Publication**
This publication and the separate "Rabobank Group 1999 financial statements and other information" together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

**Filing**
After they have been adopted, the "Rabobank Group 1999 financial statements and other information" will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.

**Dutch language version**
This annual report is also available in Dutch.
For copies of the reports listed below please contact:
Rabobank Nederland Corporate Communication, Utrecht
- telephone +31 (0) 30 - 216 20 40
- fax +31 (0) 30 - 216 19 16
- e-mail rabocomm@rn.rabobank.nl

- Rabobank Group - Annual Report 1999 (in Dutch or in English)
- Rabobank Group - 1999 Financial Statements and other information (in Dutch or in English)

Rabobank Group

